Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2017

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Our general outlook and assumptions for 2018 are presented in Section 9 General trends, outlook and assumptions in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline networks; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of residential local voice over Internet protocol (VoIP), long distance, high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability and success of new products and services to be rolled out on such networks; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates charged to wireless service providers (WSPs); the Governor in Council’s order to the CRTC to reconsider whether Wi-Fi networks should be considered a home network for WSPs seeking mandated roaming; future spectrum auctions and spectrum policy determinations, including the recently announced repurposing of 600 MHz spectrum (and including limitations on established wireless providers, proposed spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the impact of the CRTC’s wireline wholesale services review, with a formal review of rates for wholesale FTTP access still to be commenced for TELUS; disputes with certain municipalities regarding rights-of-way bylaws; and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless legislation; the potential impacts of the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s proposed phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact of the review of the Minister of Canadian Heritage’s new Creative Canada policy framework announced on September 28, 2017; the CRTC’s consultation and report on distribution models of the future; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act scheduled to begin in early 2018; the federal government’s stated intention to review the Broadcasting Act and Telecommunications Act as announced in the March 22, 2017 federal budget; TELUS’ applications for renewal of its broadcasting distribution licences; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing of income and deductions such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices, for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions and Section 10 Risks and risk management in this MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

Management’s discussion and analysis (MD&A)

February 8, 2018

Contents

Section	Page	Subsection
1. Introduction	6 6 7 11	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Highlights of 2017 1.4 Performance scorecard (key performance measures)
2. Core business and strategy	13	2.1 Core business
	13	2.2 Strategic imperatives
3. Corporate priorities	16
4. Capabilities	19 21 22	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources
	24	4.4 Disclosure controls and procedures and changes in internal control over financial reporting
5. Discussion of operations	25 27 30 32 36	5.1 General 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment
6. Changes in financial position	40
7. Liquidity and capital resources	41 42 42 43 44 46 47 47 47 52 52

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash used by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8. Accounting matters	53 59	8.1 Critical accounting estimates 8.2 Accounting policy developments
9. General trends, outlook and assumptions	62 63 65 66

9.1 Telecommunications industry in 2017
9.2 Telecommunications industry general outlook and trends
9.3 TELUS assumptions for 2018
9.4 Telecommunications industry regulatory developments and proceedings

10. Risks and risk management	70 72 75 80 82 82 86 87 88 91 92

10.1 Overview
10.2 Competition
10.3 Technology
10.4 Regulatory matters
10.5 Human resources
10.6 Operational performance
10.7 Financing, debt requirements and returning cash to shareholders
10.8 Taxation matters
10.9 Litigation and legal matters
10.10 Health, safety and environment
10.11 Economic growth and fluctuations

11. Definitions and reconciliations	94 97	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

1.              Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the year ended December 31, 2017, and should be read together with our December 31, 2017, audited Consolidated financial statements (Consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Consolidated financial statements comply with IFRS-IASB and Canadian GAAP. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the Consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors (Board) for issuance on February 8, 2018.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and our competitive industry. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

2017 Canadian telecom industry revenues	TELUS 2017 revenues	TELUS subscriber connections	TELUS employees
Est. $62 billion	$13.3 billion	13.1 million	53,630

Economic growth

We estimate that the rate of economic growth in Canada in 2018 will be 2.2% (3.1% in 2017), both of which are based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth will be 2.5% in 2018 in British Columbia (B.C.) (3.4% in 2017), and 2.4% in Alberta (3.9% in 2017). The Bank of Canada’s January 2018 Monetary Policy Report estimated economic growth in Canada will be 2.2% in 2018 (3.0% in 2017). The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 5.7% for December 2017 (6.9% reported for December 2016). The unemployment rate for B.C. was 4.6% for December 2017 (5.8% for December 2016), while the unemployment rate for Alberta was 6.9% for December 2017 (8.5% for December 2016).

Canadian telecommunications industry growth

We estimate that industry revenues (including TV revenue and excluding media revenue) grew by approximately 3% in 2017 (2% in 2016). We estimate that the Canadian wireless industry grew in 2017 by approximately 1.3 million new subscribers and experienced approximately 7% network revenue growth. Key drivers included immigration and population growth; the trend toward multiple devices including tablets; the expanding functionality of data and related applications; and mobile adoption by both younger and older generations. The wireline market was impacted by the state of the economy in 2017, including Alberta which experienced an economic contraction in 2016, while declines in higher-margin legacy voice services were ongoing, partially attributable to technological substitution. (See Section 9 General trends, outlook and assumptions, Section 10.2 Competition, and Section 10.11 Economic growth and fluctuations.)

1.3 Highlights of 2017

Long-term debt issue

On March 6, 2017, we issued US$500 million of senior unsecured notes with a 10.5-year maturity at 3.70% and $325 million of senior unsecured notes with a 31-year maturity at 4.70%. The proceeds were used to fund the repayment, on maturity, of $700 million of the principal amount outstanding on TELUS’ Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes.

Agreement with BCE Inc. regarding Manitoba Telecom Services Inc.

On April 1, 2017, we acquired certain assets of Manitoba Telecom Services Inc. (MTS) from BCE Inc. These assets included postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba. Pursuant to this acquisition, in the second quarter of 2017, we commenced the migration of postpaid wireless subscribers to TELUS. The final price of the transactions with BCE Inc. will vary depending upon the actual number of qualifying postpaid wireless subscribers acquired; such final determination will happen by March 31, 2018. We currently estimate we will migrate 74,000 postpaid subscribers by that date.

Kroll Computer Systems Inc.

In May 2017, we acquired Kroll Computer Systems Inc. The primary reason for the acquisition was to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider. The total purchase price was approximately $250 million, of which $100 million was paid by issuing approximately two million TELUS Common Shares.

Voxpro Limited

On August 31, 2017, through our TELUS International (Cda) Inc. subsidiary, we acquired 55% of Voxpro Limited (Voxpro), a business process outsourcing and contact centre services company with facilities in Ireland, the U.S. and Romania, for cash consideration of $58 million. The investment was made with a view to expanding further into supporting customers who provide Internet-related services and products, bolstering sales capabilities in our chosen markets, and acquiring multi-site redundancy in support of other facilities. We concurrently provided a written put option to and have a purchased call option from the remaining selling shareholders under which they could put or we could call, the remaining 45% of the shares commencing in 2021. If either of these options are exercised, total consideration is estimated to be approximately $141 million.

Xavient Information Systems

On October 30, 2017, through our TELUS International (Cda) Inc. subsidiary, we entered into an agreement to acquire 65% of Xavient Information Systems, a group of information technology consulting and software services companies with facilities in the U.S. and in India, for consideration of approximately $144 million (US$115 million) in cash and approximately $19 million (US$15 million) in TELUS International (Cda) Inc. common shares. The transaction closed on February 6, 2018. We concurrently provided a written put option to the remaining selling shareholders under which they could put the remaining 35% interest on or before December 31, 2020. The written put option sets out that the share pricing methodology will be dependent upon earnings. If this option is exercised, total consideration would be in the range of $310 million (US$250 million). Concurrent with our acquisition of the initial 65% interest, the non-controlling shareholders provided us with a purchased call option, which substantially mirrored the written put option. The investment was made with a view to enhancing our ability to provide complex and higher-value information technology services, improve our related sales and solutioning capabilities and acquire multi-site redundancy in support of other facilities.

Changes to the Board of Directors

In May 2017, we welcomed Kathy Kinloch and Claude Mongeau to our Board of Directors. Kathy has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as Dean of Health Sciences at BCIT. Claude served as President and Chief Executive Officer of Canadian National Railway Company from 2010 to 2016. He also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009, and Senior Vice-President and Chief Financial Officer from 1999 to 2000.

Micheline Bouchard, an independent director who had served as a TELUS director since 2004, retired from our Board in May 2017.

In November 2017, Marc Parent joined our Board. Marc serves as President and Chief Executive Officer of CAE Inc. (CAE), a position he has held since 2009. He has also served at CAE as Executive Vice-President and Chief Operating Officer from 2008 to 2009; Group President, Simulation Products and Military Training & Services from 2006 to 2008; and Group President, Simulation Products from 2005 to 2006. CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets.

Consolidated highlights

Years ended December 31 ($ millions, except footnotes and unless noted otherwise)	2017	2016	Change
Consolidated statements of income
Operating revenues	13,304	12,799	3.9%
Operating income	2,605	2,182	19.4%
Income before income taxes	2,032	1,662	22.3%
Net income	1,479	1,236	19.7%
Net income attributable to Common Shares	1,460	1,223	19.4%

Earnings per share (EPS) ($)
Basic EPS	2.46	2.06	19.4%
Adjusted basic EPS[1]	2.63	2.58	1.9%
Diluted EPS	2.46	2.06	19.4%
Dividends declared per Common Share ($)	1.97	1.84	7.1%

Basic weighted-average Common Shares outstanding (millions)	593	592	0.1%
Consolidated statements of cash flows
Cash provided by operating activities	3,947	3,219	22.6%

Cash used by investing activities	(3,643)	(2,923)	(24.6)%
Capital expenditures (excluding spectrum licences)	(3,094)	(2,968)	(4.2)%

Cash used by financing activities	(227)	(87)	n/m
Other highlights
Subscriber connections[2] (thousands)	13,050	12,673	3.0%
EBITDA (earnings before interest, income taxes, depreciation and amortization)[1]	4,774	4,229	12.9%
Restructuring and other costs[1,3]	139	479	(71.0)%
EBITDA — excluding restructuring and other costs	4,913	4,708	4.4%
Adjusted EBITDA[4]	4,891	4,667	4.8%
Adjusted EBITDA margin[5] (%)	36.8	36.6	0.2	pts.
Free cash flow[1]	966	141	n/m
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.73	2.69	0.04

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

(1)         Non-GAAP and other financial measures. See Section 11.1.

(2)         The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture that were both undertaken during the first quarter of 2017, January 1, 2017, residential NALs, high-speed Internet and TELUS TV subscriber balances were increased by a net 1,000, 6,000 and 5,000, respectively, and are not included in subscriber connection net additions metrics in Section 5.4. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average revenue per subscriber unit per month (ARPU) and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics have been adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000 (impacts are described later in this section). Cumulative subscriber connections also include an April 1, 2017, adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

(3)         In the fourth quarter of 2016, we recorded an expense of $305 million in respect of immediately vesting transformative compensation (transformative compensation) as part of other costs.

(4)         Adjusted EBITDA for all periods excludes the following: restructuring and other costs, and net gains and equity income related to real estate joint venture developments. Adjusted EBITDA for 2017 excludes the MTS net recovery (as defined later in this section). Adjusted EBITDA for 2016 excludes a $15 million gain in the second quarter of 2016 from the exchange of wireless spectrum licences (see Section 11.1 regarding Adjusted EBITDA and for restructuring and other costs amounts).

(5)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income related to real estate joint venture developments, the gain from exchange of wireless spectrum licences in the second quarter of 2016, and the MTS net recovery (as defined later in this section).

Operating highlights

•                  Consolidated operating revenues increased by $505 million in 2017:

Service revenues increased by $478 million in 2017, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

Equipment revenues were relatively flat in 2017.

Other operating income increased by $28 million in 2017, primarily due to higher net gains in the current period than in the comparable period. In the fourth quarter of 2017, we recorded a pre-tax recovery of contingent consideration paid of $26 million to reflect the revised estimate of qualifying MTS subscribers acquired (MTS contingent consideration recovery) of 74,000, down 11,000 from our original assumption. In addition to this item, a change in Other operating income includes recognition of a gain on sale of a security consulting business in the fourth quarter of 2017. The remaining are other net gains, offset by lower government assistance, the non-recurrence of 2016 wireless spectrum gains and lower gains from the real estate joint venture.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•                  During 2017, our total subscriber connections increased by 377,000, reflecting a 5.7% increase in wireless postpaid subscribers, a 5.3% increase in high-speed Internet subscribers and a 3.7% increase in TELUS TV subscribers, partly offset by a 9.9% decline in wireless prepaid subscribers and a 5.5% decline in wireline residential NALs.

Our postpaid wireless subscriber net additions were 379,000 in 2017, up 136,000 from 2016, due to an increase in market growth, the success of promotions, our marketing efforts focused on higher-value postpaid and smartphone loading, and in the fourth quarter, our successful response to aggressive holiday offers. Our monthly postpaid subscriber churn rate was 0.90% in 2017, as compared to 0.95% in 2016. (See Section 5.4 Wireless segment for additional details.)

Net additions of high-speed Internet subscribers were 81,000 in 2017, up 13,000 from 2016. The increase was due to continued customer demand for our high-speed broadband services, including fibre to the premises, as well as the success of our innovative product offerings. Net additions of TELUS TV subscribers were 35,000 in 2017, down 19,000 from 2016. This reflects lower gross additions and higher satellite-TV subscriber losses due to a declining overall market for paid TV services resulting from the effects of heightened competitive intensity, including from over-the-top (OTT) services, and a high rate of market penetration. These pressures were partly offset by the continued focus on connecting more homes and businesses directly to fibre (as we approach nearly 50% of our targeted coverage footprint), expanding and enhancing our addressable high-speed Internet and Optik TV® footprint, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 127,000 or 4.7% in the year. (See Section 5.5 Wireline segment for additional details.)

•                  Operating income increased by $423 million in 2017, reflecting wireless network revenue growth driven by higher ARPU and a larger customer base, in addition to growth in data service margins, partly offset by increased depreciation arising from our fibre investment capital expenditures. Excluding the effects of the $305 million transformative compensation expense recorded in the fourth quarter of 2016, Operating income increased by $118 million for the full year or 4.7%.

EBITDA includes restructuring and other costs, net gains and equity income related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, and the MTS contingent consideration recovery net of post-closing adjustments (MTS net recovery). EBITDA increased by $545 million or 12.9% in the full year of 2017. The increase reflects: (i) growth in wireless network revenues and increased wireline data revenues, partially offset by increased costs associated with higher wireless gross loading and retention volumes; and (ii) lower restructuring and other costs which included the 2016 transformative compensation expense, partly offset by costs associated with the migration and servicing of subscribers acquired from MTS.

Adjusted EBITDA excludes restructuring and other costs, net gains and equity income related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, and the MTS net recovery. Adjusted EBITDA increased by $224 million or 4.8% for the full year of 2017. (See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.)

•                  Income before income taxes increased by $370 million in 2017, reflecting higher Operating income as noted above, partly offset by an increase in Financing costs. The increase in Financing costs resulted from lower capitalized long-term debt interest costs for spectrum licences that are now being deployed and higher average long-term debt outstanding. (See Financing costs in Section 5.3.)

•                  Income taxes increased by $127 million in 2017, primarily due to an increase in income before income taxes and revaluation of the deferred tax liability for the increase in the B.C. income tax rate that was substantively enacted in the fourth quarter of 2017.

•                  Net income attributable to Common Shares increased by $237 million in 2017. This increase was driven by higher Operating income partly offset by associated Income taxes. Adjusted Net income excludes the effects of restructuring and other costs, net gains and equity income related to real estate joint venture developments, income tax-related adjustments, a non-recurring gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS net recovery. Adjusted Net income increased by $32 million or 2.1% for the full year of 2017.

Analysis of Net income

Years ended December 31 ($ millions)	2017	2016	Change
Net income attributable to Common Shares	1,460	1,223	237
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes	—	(13)	13
Net gains and equity income from real estate joint venture developments, after income taxes	(1)	(16)	15
Restructuring and other costs, after income taxes	102	351	(249)
Unfavourable (favourable) income tax-related adjustments	21	(17)	38
MTS net recovery	(22)	—	(22)
Adjusted Net income	1,560	1,528	32

•                  Basic EPS increased by $0.40 or 19.4% in 2017. Adjusted basic EPS excludes the effects of restructuring and other costs, net gains and equity income related to real estate joint venture developments, income tax-related adjustments, a non-recurring gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS net recovery. Adjusted basic EPS increased by $0.05 or 1.9% for the full year of 2017.

Analysis of basic EPS

Years ended December 31 ($)	2017	2016	Change
Basic EPS	2.46	2.06	0.40
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes, per share	—	(0.02)	0.02
Net gains and equity income from real estate joint venture developments, after income taxes, per share	—	(0.03)	0.03
Restructuring and other costs, after income taxes, per share	0.18	0.60	(0.42)
Unfavourable (favourable) income tax-related adjustments, per share	0.03	(0.03)	0.06
MTS net recovery, per share	(0.04)	—	(0.04)
Adjusted basic EPS	2.63	2.58	0.05

•                  Dividends declared per Common Share totalled $1.97 in 2017, up 7.1% from 2016. On February 7, 2018, the Board declared a first quarter dividend of $0.5050 per share on the issued and outstanding Common Shares, payable on April 2, 2018, to shareholders of record at the close of business on March 9, 2018. The first quarter dividend increased by $0.025 per share or 5.2% from the $0.48 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other costs was 2.73 times at December 31, 2017, up from 2.69 times at December 31, 2016, as the increase in net debt exceeded the growth in EBITDA — excluding restructuring and other costs. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•                  Cash provided by operating activities increased by $728 million in 2017 due to lower income taxes paid, which reflected the reorganization of our legal structure that impacted the timing of cash income tax payments.

•                  Cash used by investing activities increased by $720 million or 24.6% in 2017, attributed to higher cash payments for multiple business acquisitions and higher capital expenditures. Acquisitions increased by $474 million as we made cash payments for multiple business acquisitions, including MTS, Kroll Computer Systems Inc. and Voxpro Limited, as described under Highlights of 2017. Capital expenditures increased by $126 million in 2017 due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions. (See Section 7.3 Cash used by investing activities.)

•                  Cash used by financing activities increased by $140 million in 2017 largely due to the 2016 issuance of shares of TELUS International (Cda) Inc. to Baring Private Equity Asia through which it acquired a 35% non-controlling interest in TELUS International (Cda) Inc., with no comparable activity in 2017. (See Section 7.4 Cash used by financing activities.)

•                  Free cash flow increased by $825 million in 2017, resulting from higher EBITDA — excluding restructuring and other costs and lower income taxes paid. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

1.4 Performance scorecard (key performance measures)

In 2017, we achieved three of four revised consolidated targets, missing only the target for capital expenditures, after normalizing basic EPS for the B.C. corporate income tax rate change. Our original targets were announced on February 9, 2017. On May 11, 2017, we announced revised targets to account for the acquisition of MTS’ postpaid wireless subscribers, certain network assets and dealer locations.

We achieved our revised consolidated revenue target primarily due to growth in wireless network revenue resulting from growth in blended ARPU and a growing wireless subscriber base. Additionally, we experienced increased wireline data service revenue from increases in Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of acquisitions, TELUS Health revenue and TELUS TV revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

We met our revised target for consolidated EBITDA — excluding restructuring and other costs. This was achieved largely from increased wireless network revenue, in addition to growth in data service margins.

Our revised basic EPS target growth was based on 2016 basic EPS of $2.44, which was adjusted to exclude the transformative compensation expense of $0.38. Our 2017 basic EPS was $2.46. However, our 2017 basic EPS included the effect of an increase in the B.C. corporate income tax rate of $0.05 recorded in the fourth quarter of 2017, when the income tax rate increase became substantively enacted. The target for 2017 basic EPS did not account for this change. Excluding this impact, our basic EPS of $2.51 met the target range.

Our capital expenditures in 2017 exceeded both our original target and revised guidance, as we continued to focus on investments in broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. These investments also support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G.

Our capital structure financial policies and report on financing and capital structure management plans are described in Section 4.3.

The following scorecard compares TELUS’ performance to our original or revised 2017 targets. For information related to our 2018 targets, see Section 9 General trends, outlook and assumptions.

Scorecard

2017 performance
	Original or revised targets[3] and growth	Actual results and growth	Result
Consolidated
Revenues	$13.180 to $13.310 billion3a 3.0 to 4.0%	$13.304 billion 3.9%	✓
EBITDA — excluding restructuring and other costs[1]	$4.875 to $5.040 billion3b 3.5 to 7.0%	$4.913 billion 4.4%	✓
Basic EPS[2]	$2.49 to $2.663c 2.0 to 9.0%	$2.51[4] 2.9%[4]	✓
Capital expenditures (excluding spectrum licences)	Approx. $3.0 billion3d	$3.094 billion	X

Met target ✓; Missed target X.

(1)         See description in Section 11.1 Non-GAAP and other financial measures.

(2)         The original and revised targets for basic EPS growth were based on 2016 basic EPS of $2.44, which was adjusted to exclude the transformative compensation expense of 38 cents.

(3)         Reflects the 2017 revised targets that were announced on May 11, 2017, to account for the acquisition of Manitoba Telecom Services’ postpaid wireless subscribers, certain network assets and dealer locations. The 2017 original targets were set on February 9, 2017.

(3a)                The original target for Consolidated revenues was $13.120 to $13.250 billion, or an increase of 2.5 to 3.5%.

(3b)                The original target for Consolidated EBITDA — excluding restructuring and other costs was $4.850 to $4.995 billion, or an increase of 3.0 to 6.0%.

(3c)                 The original target for basic EPS was $2.49 to $2.64, or an increase of 2.0 to 8.0%.

(3d)                The original target for Capital expenditures was $2.9 billion.

(4)         Our 2017 basic EPS included the effect of an increase in the B.C. corporate income tax rate of $0.05, which was not reflected in the original target. Excluding this impact, our basic EPS of $2.51 met the target range.

We made the following key assumptions when we announced the 2017 targets in February 2017.

Assumptions for 2017 targets and results

•                  Our economic assumptions are based on a composite of estimates from Canadian banks and other sources. Our original assumptions for 2017 were: (i) higher economic growth in Canada of 1.8%, up from an estimated 1.2% in 2016; (ii) for our ILEC provinces in Western Canada, economic growth in B.C. of 2.3%, down from an estimated 2.9% in 2016, and economic growth in Alberta in the range of 1.0 to 2.0%, compared to estimated contraction of 2.4% in 2016.

In our MD&A for the first quarter of 2017, we revised our 2017 economic growth assumptions to 2.2% for Canada, and 2.4% for Alberta. In our MD&A for the third quarter of 2017, we further revised our 2017 economic growth assumptions to 3.0% for Canada, 3.2% for B.C. and 3.5% for Alberta.

We estimate that economic growth for 2017 was 3.1% for Canada, 3.4% for B.C., and 3.9% for Alberta.

•                  Our original assumption for income taxes included income taxes calculated at applicable statutory rate of 26.4 to 26.9% and cash income tax payments between $300 million to $360 million. In our MD&A for the third quarter of 2017, we revised our assumption for cash income tax payments downward to a range of $170 million to $230 million, due to a reorganization to simplify our legal structure to realize efficiencies and streamline processes, which also impacted the timing of cash income tax payments. Our actual results were at a statutory income tax rate of 26.6% and cash income tax payments were $191 million.

•                  Our assumption for restructuring and other costs was approximately $125 million. Our actual 2017 amount for restructuring and other costs was $139 million as we incurred higher non-labour restructuring and other costs associated with the migration and servicing of subscribers from MTS.

•                  Our assumption was for continuing weakness in the average Canadian dollar: U.S. dollar exchange rate which was US$0.755 in 2016. The average Canadian dollar: U.S. dollar exchange rate strengthened to US$0.77 during 2017 and closed at US$0.80 on December 31, 2017.

Confirmed:

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from growth in both postpaid subscriber loadings and blended ARPU.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Pension plans: Defined benefit pension plan expense of approximately $83 million recorded in Employee benefits expense and approximately $5 million recorded in employee defined benefit plans net interest in Financing costs; a 3.80% rate for discounting the obligation (2016 — 3.80%) and a 4.00% rate for current service costs employee defined benefit pension plan accounting purposes (2016 — 4.00%); and defined benefit pension plan funding of approximately $65 million. Actual results were: $82 million recorded in Employee benefits expense, $5 million recorded in employee defined benefit plans net interest, a rate of 3.40% for discounting the obligation, a 4.00% rate for current service costs employee defined benefit pension plan accounting purposes, and defined benefit pension plan funding of $66 million.

•                  Increased investments in broadband infrastructure, including upgrades and expansions of our fibre-optic network and 4G LTE capacity, as well as investments in network and systems resiliency and reliability.

2.              Core business and strategy

2.1 Core business

We provide a wide range of telecommunications products and services. Wireless products and services include network revenue (data and voice) and equipment sales arising from mobile technologies. Wireline products and services include data revenues (which include revenues from Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; certain healthcare solutions; and home security), voice revenues and other telecommunications services revenues. We earn the majority of our revenue from access to, and the usage of, our telecommunications infrastructure, and from providing services and products that facilitate access to, and usage of, our infrastructure.

2.2 Strategic imperatives

Since 2000, we have maintained a proven national growth strategy. Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move.

We also developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. We believe that a consistent focus on these imperatives guides our actions and contributes to the achievement of our financial goals. To advance these long-term strategic imperatives and address near-term opportunities and challenges, we also set new corporate priorities each year, as further described in Section 3. Our six strategic imperatives are listed below, together with a discussion of the 2017 activities and initiatives that relate to each of them.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $11.8 billion in 2017, up $622 million or 5.6%, while remaining revenues totalled $1.5 billion in 2017, down $117 million or 7.2%. These external wireless revenues and wireline data revenues represented 89% of our consolidated revenues for 2017, as compared to $11.2 billion, or 87%, in 2016. (See the consolidated revenue trend discussion in Section 5.2 and segment trend discussions in Section 5.4 and Section 5.5.)

Providing integrated solutions that differentiate TELUS from our competitors

In May 2017, we launched Pik TV™, which provides customers with access to 23 basic local and regional cable channels and a choice of five specialty channels, as well as sports and movie theme pack options through a self-install media box. On demand channels, as well as popular over-the-top (OTT) services and certain other apps are also available. The Pik TV app lets customers watch certain channels on the go on their tablet or smartphone. Pik TV was created to embrace the changing environment where content is available from many alternatives by providing a streamlined offer for customers who may have otherwise ceased and/or never subscribed for TV services.

Building national capabilities across data, IP, voice and wireless

During the year, we continued our long-term strategy of investing in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We expanded our TELUS PureFibre™ footprint by connecting more homes and businesses directly to fibre-optic cable and delivering faster broadband Internet speeds. For further discussion, see Section 3 — Increasing our competitive advantage through advanced, client-centric technology, networks and systems that lead the world in reliability.

Highlights include:

•                  In January 2017, we announced an investment of $250 million in the city of Surrey, B.C. to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2018.

•                  In February 2017, we announced investments of $55 million and $150 million in the cities of Chilliwack, B.C. and Burnaby, B.C., respectively, to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2018 and 2019, respectively.

•                  In April 2017, we announced fibre-optic investments in the province of Quebec, including $80 million in the Quebec City region, $30 million in the Lower St. Lawrence region, $30 million in the Gaspé Peninsula and $15 million in the North Shore region, and we expect to connect 99% of Eastern Quebec before the end of 2021.

•                  In October 2017, we announced an investment of $60 million in the Alberta towns of Okotoks, Black Diamond and Turner Valley to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2019.

•                  In 2017, we completed our previously announced investment to connect the city of Kitimat, B.C. to the TELUS PureFibre network.

In June 2017, we completed our initiative in Ontario and Quebec to update our radio access network to the latest wireless technologies, improving network performance for our customers and enabling advanced capabilities.

During the year, we made network enhancement investments in Manitoba to improve coverage, speed and capacity in order to significantly enhance our customer experience and supplement the business acquisition of MTS subscribers, dealers and network.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In 2017, we made numerous business acquisitions. These are also discussed in Section 1.3:

•                  We acquired approximately 74,000 of Manitoba Telecom Services Inc.’s (MTS’) postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba. Additionally, we expanded and enhanced our network in Manitoba as described in Section 7.3. We also officially launched our TELUS Manitoba Community Board as described in Section 3.

•                  We completed the acquisition of Kroll Computer Systems Inc. to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider.

•                  We acquired 55% of Voxpro and approximately 2,700 Voxpro team members joined us through our TELUS International (Cda) Inc. subsidiary. The Ireland-headquartered company now operates as Voxpro — powered by TELUS International.

•                  On February 6, 2018, we closed an agreement through our TELUS International (Cda) Inc. subsidiary to acquire 65% of Xavient Information Systems, a group of information technology consulting and software services companies with facilities in the U.S. and India. This acquisition will accelerate our ability to expand our global IT services and now operates as Xavient Digital — powered by TELUS International. See Additional wireline capabilities under Section 9.2 for further details.

Subsequent to 2017, we acquired all of the customers, assets and operations of AlarmForce Industries Inc. (AlarmForce) in B.C., Alberta and Saskatchewan; the primary reason for this acquisition is to leverage our telecommunications infrastructure and expertise to continue to enhance connected home, business, security and healthcare services for our customers. The total purchase price was approximately $69 million. This acquisition, combined with our growing gigabit-capable TELUS PureFibre network, was made with a view to accelerate our position in smart home and security services, and provides us with the ability to offer our customers bundled services in the future.

Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority of putting customers first, as we strive to consistently deliver exceptional customer experiences and become the most recommended company in the markets we serve. In November 2017, the office of the Commission for Complaints for Telecom-television Services (CCTS) issued its annual report for the 12-month period ended July 31, 2017, and TELUS continued to receive the fewest customer complaints of the national carriers, while Koodo® continued to receive the fewest customer complaints of the national flanker brands. TELUS, Koodo and Public Mobile were the subjects of 6.9%, 2.9% and 1.1% of the total customer complaints accepted by the CCTS, respectively, or 10.9% of total customer complaints, in aggregate, when we have approximately 28% of Canadian wireless customers.

In 2017, we continued to deliver a leading postpaid customer churn rate on a national basis. Our monthly postpaid churn rate further exemplifies the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new product and service offerings. For further discussion, see Section 3 — Delivering on TELUS’ future friendly® brand promise by putting customers first.

Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high-performance culture. Following each survey, business units and departments make use of their Pulsecheck results to review their current action plans and prioritize their ongoing actions. In 2017, our employee engagement score increased to 84%, elevating our high-performance culture and placing our Company within the top 10 per cent of all employers surveyed on a global basis.

In addition, we incurred incremental, non-recurring restructuring and other costs with the objectives of improving our operating efficiency and effectiveness and addressing the profitability challenges in certain areas of our business. Restructuring costs associated with the rationalization of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other costs for incremental external expenses in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, were recorded in Goods and services purchased.

Restructuring and other costs

Years ended December 31 ($ millions)	2017	2016
Goods and services purchased	103	62
Employee benefits expense	36	417
Restructuring and other costs included in EBITDA	139	479

For further discussion, see Section 3 — Elevating our winning culture for sustained competitive advantage.

3.              Corporate priorities

We confirm or set new corporate priorities each year to advance TELUS’ long-term strategic imperatives (see Section 2.2) and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2017 corporate priorities.

Delivering on TELUS’ future friendly brand promise by putting customers first

•                  We maintained our leadership position in customer loyalty, achieving a postpaid wireless churn rate of less than one per cent for 17 of the last 18 quarters. Notably, in the J.D. Power 2017 Canadian Wireless Network Quality Study, TELUS was ranked Highest Wireless Network Quality Performance in Ontario, three years in a row; and in the West (including British Columbia, Alberta, Saskatchewan and Manitoba) two years in a row.

•                  In February 2017, TELUS was awarded Fastest Overall Download Speed and Best Availability among three national providers by OpenSignal, a UK-based company that studies wireless coverage globally using crowd-sourced data from real customer devices. This result is testament to our multi-pronged strategy for technology development, such as through our roll-out of LTE, our wireless network upgrade in Eastern Canada and our approach to the roll-out of 5G by incubating new technologies through trials in a real-life environment in our 5G Living Lab in Vancouver.

•                  We were ranked as having the fastest wireless network nationally according to PCMag. Additionally, we were ranked as having the fastest network in certain markets across Canada, including Victoria, Vancouver, Edmonton, Saskatoon, Moose Jaw, Winnipeg, Windsor, Toronto, Ottawa, Quebec City, Montreal, Fredericton and Prince Edward Island.

•                  We were recognized as having Canada’s fastest mobile network according to the crowd-sourced Ookla Speedtest for the second quarter to third quarter of 2017.

•                  We now provide Cuba Roaming Passports providing customers travelling to Cuba with cost savings and cost certainty.

•                  Our customers’ likelihood-to-recommend scores improved for Business Solutions and TELUS Health. We also continue to lead our national peers in the consumer space, with Koodo being the most recommended of any wireless brand.

•                  We made YouTube available on all Optik TV 4K digital boxes. As a result, a subscription to 4K content or a 4K-capable TV is no longer required to access the YouTube app on Optik TV.

•                  We launched our new Optik TV app, which allows subscribers to watch live TV, set recordings and access our On Demand library on a smartphone, tablet or computer.

•                  We expanded our cloud communications solutions with the launch of TELUS Business Connect Mobile®, an all-in-one integrated mobile solution designed to drive productivity and cost savings for businesses.

Elevating our winning culture for sustained competitive advantage

•                  Our employee engagement levels continue to place our organization within the top 10 per cent of all employers surveyed on a global basis (see Investing in internal capabilities to build a high-performance culture and efficient operation in Section 2.2.)

•                  Our culture continues to drive our success in the marketplace, as we focus on putting our customers first in a manner that differentiates us from our competitors.

•                  In 2017, we reached our goal of volunteering one million hours in order to honour the 150th anniversary of Canadian confederation. Also, TELUS, our team members and retirees contributed over $45 million to charities and community organizations across Canada and around the world.

•                  We launched the TELUS Barrie Community Board, which will provide funding to local registered charitable organizations to support youth programs. Additionally, the TELUS Manitoba Community Board and the TELUS International Romania Community Board were both officially launched in 2017, bringing our total to 18 community boards around the world.

•                  For the 12th year, we received a BEST award for excellence in employee learning and development from the Association for Talent Development.

•                  We launched the TELUS Mobility for Good pilot project in B.C., working with the government of B.C.’s Ministry of Children and Family Development to support young adults transitioning from foster care into independent living by providing them with a smartphone and wireless rate plan. We are working with the Children’s Aid Foundation of Canada to pilot this program in Ontario.

•                  We expanded TELUS WISE® (wise Internet and smartphone education) to incorporate a TELUS WISE Youth Ambassador Program, which engages ambassador students in grades nine through 12 to deliver interactive workshops, practicing their presentation and public speaking skills and making a difference in their community. TELUS WISE is our free educational program aimed at keeping participants, their families and communities safer online.

Generating profitable top-line revenue growth while enhancing our operational efficiency

•                  We continued to execute clear and simple principles to reduce complexity and customer support requirements.

•                  We retired our legacy CDMA network assets.

•                  We continue to invest in operational efficiency initiatives, including increased utilization of our TELUS International (TI) customer care, IT and business process services, incremental real estate rationalization, and various other efficiency and effectiveness programs, in support of our top priority of putting customers first while continuing to drive toward a more efficient cost structure.

Increasing our competitive advantage through advanced, client-centric technology, networks and systems that lead the world in reliability

•                  Together with our lead vendor, we successfully completed a 5G wireless connection using the global 3GPP technology standards platform in our 5G Living Lab in Vancouver.

•                  We successfully completed Canada’s first test of licensed assisted access (LAA) on indoor and outdoor live networks. The test delivered wireless download speeds of 970 Mbps indoors and 966 Mbps outdoors using 80MHz of aggregated spectrum in a live, dynamic production network. LAA technology will enhance the TELUS network as it continues to evolve towards next-generation 5G speeds, bringing customers higher throughput and a better overall network experience as we deploy the technology into our network in the coming years.

•                  We successfully completed a live-environment mobile broadband test using 3.5 GHz spectrum and achieved download speeds eclipsing 2 Gbps in suburban northwest Edmonton. The 3.5 GHz spectrum will enable future 5G networks to deliver faster speeds in more places.

•                  We continued to invest in our leading-edge broadband technology, which has enabled the success of Optik TV and Pik TV, Internet and business services, as well as the ongoing evolution of our world-class wireless networks.

•                  Our 4G LTE network covered 99% of Canada’s population at December 31, 2017.

•                  Our high-speed broadband coverage reached more than 3 million households and businesses in B.C., Alberta and Eastern Quebec at December 31, 2017, including approximately 1.44 million homes and businesses covered by fibre-optic cable, up from 1.08 million homes and businesses in 2016, which now provides these premises with immediate access to our gigabit-capable fibre-optic network.

•                  As noted in Section 2.2, in June 2017, we updated our radio access network in Ontario and Quebec to the latest wireless technologies, improving network performance for our customers and enabling advanced capabilities.

•                  We continued to enhance our network performance and achieved significant year-over-year improvements in 4G LTE average download speeds, voice accessibility, voice dropped call rates and 4G LTE data accessibility.

•                  To provide our customers with an improved wireless calling experience, we expanded our voice over LTE (VoLTE) coverage nationally, excluding the province of Saskatchewan and some parts of Manitoba, and we expect to cover the remaining parts of Manitoba in 2018.

Driving TELUS’ leadership position in our chosen business, public sector and international markets

•                  TI remains focused on providing outstanding contact centre, business process and IT solutions to our global customers, and continuing to partner with like-minded organizations that share our commitment to providing world-class customer experiences by helping them to provide better service for their clients. TI continues to focus on growth and, in 2017, expanded with our acquisition of Voxpro, which has extended our U.S. footprint and added new capacity in Europe and Asia. Additionally, our 2018 acquisition of Xavient adds client diversity, next-generation IT solutions and operations in the U.S. and India that will help us sustain our growth trajectory.

•                  We launched Network as a Service (NaaS) in 2017, further solidifying our position in the Canadian business telecom market.  NaaS makes it easy for Canadian businesses to deploy and optimize their own secure and reliable software defined networks quickly, easily and cost-effectively through a flexible self-serve cloud-based platform.

•                  As Canadian companies continue to drive their digital transformation to improve their competitiveness in a rapidly evolving global economy, we look to be an Internet of Things (IoT) thought leader, providing integrated solutions that allow our customers to focus on their core competencies.

Advancing TELUS’ leadership position in healthcare information management for better human outcomes

•                  TELUS Health and Université Laval announced a partnership to provide comprehensive simulation teaching facilities to the university’s pharmacy faculty. Additionally, pharmacy students will have an opportunity to operate Ubik, TELUS Health’s pharmacy management platform currently being deployed across pharmacies in Quebec, which will be customized for use in academic settings.

•                  We acquired Kroll Computer Systems Inc. to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider.

•                  Canada Health Infoway selected TELUS Health as the successful bidder to be the technical solution provider for PrescribeIT, a national e-prescribing service. PrescribeIT will enable the secure electronic transmission of prescriptions from a physician office or clinic directly to the patient’s pharmacy of choice. Electronic transmission of prescriptions will prevent transcription errors, save time for physicians and pharmacists, and increase convenience for patients. PrescribeIT will be built on the open, interoperable and vendor-agnostic TELUS Health Exchange platform, which already provides healthcare professionals with a variety of collaboration tools that improve the quality and efficiency of the care they provide to their patients.

•                  In July 2017, TELUS Health announced the launch of MedDialog, a national clinical solution that allows doctors to communicate electronically with other physicians regarding the care of their patients directly from their EMR systems. This technology will enable more efficient clinical practice and better patient care by eliminating the need for phone and fax communications and ensuring all patient communication history remains within the digital chart.

•                  TELUS Health announced a partnership with Tunstall Healthcare, a leading connected healthcare company, to provide Canadians with access to healthcare through the Tunstall Integrated Care Platform (ICP). As patients track and upload their own vital signs from their homes, the TELUS Home Health Monitoring solution powered by ICP will allow virtual care teams to maintain a close watch on biometrics in real time and intervene before a health issue arises, regardless of where they are located. By leveraging remote monitoring and videoconferencing telehealth software solutions, we aim to improve the lives of patients living with chronic disease and help prevent unnecessary hospital admissions.

Our 2018 corporate priorities are provided in the table below.

2018 corporate priorities

•      Honouring our team, customers and social purpose by delivering on our brand promise

•      Leveraging our broadband networks to drive TELUS’ growth

•      Fuelling our future through recurring efficiency gains

•      Driving emerging opportunities in TELUS Health and TELUS International.

4.              Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

Wireless products and services for consumers and businesses across Canada

Our products and services

•                 Data and voice — Fast Internet access for video, social networking, messaging and mobile applications, including our new Optik TV app; Internet of Things (IoT) solutions (including machine-to-machine (M2M) connectivity); clear and reliable voice services; push-to-talk (PTT) solutions, including TELUS Link® service; and international roaming.

•                  Devices — The latest smartphones, tablets, mobile Internet keys, mobile Wi-Fi devices, M2M modems, digital life devices and wearable technology.

•                  Suite of IoT solutions to support Canadian businesses locally and internationally, including asset tracking, fleet management, remote monitoring, digital signage and security.

Our capabilities

•                  Licensed gross national wireless spectrum holdings averaging 160.4 MHz.

•                  Coast-to-coast digital 4G LTE network:

•                  Overall coverage of 99% of Canada’s population, with the LTE advanced portion of the network covering 88% of Canada’s population, at December 31, 2017. Coverage includes roaming agreements.

•                  Coverage and capacity were enhanced with the deployment of the 700 MHz wireless spectrum licences acquired in 2014 and the deployment of the 2500 MHz wireless spectrum acquired in 2015. We plan to utilize other spectrum licences purchased in recent years in combination with unlicensed supplementary spectrum, as network and device ecosystems evolve.

•                  Manufacturer’s rated download speeds: LTE advanced, up to 750 Mbps; LTE, up to 110 Mbps; HSPA+, up to 42 Mbps. Average expected speeds: LTE advanced, 12-200 Mbps; LTE, 12-45 Mbps; HSPA+, 4-14 Mbps.1

•                  Reverts to the HSPA+ network and speeds when customers are outside LTE coverage areas.

•                  International voice and data roaming capabilities in more than 225 countries.

Competition overview

•                  Facilities-based national competitors Rogers Wireless and Bell Mobility, as well as provincial or regionally-focused telecommunications companies Freedom Mobile, Videotron, SaskTel, Eastlink, Tbaytel and Xplornet (expected in 2018).

•                  Fixed wireless services.

•                  Resellers of competitors’ wireless networks.

•                  Services offered by cable-TV and wireless competitors over wireless and metropolitan Wi-Fi networks.

(1)         Network speeds vary with location, signal and customer device. Compatible device required.

Wireline products and services: Residential services in British Columbia, Alberta and Eastern Quebec; healthcare solutions; business services across Canada; and contact centre and outsourcing solutions offered internationally

Our products and services

•                  Voice — Reliable fixed phone service with long distance and advanced calling features; voice over IP (VoIP) supporting voice services into the future.

•                  Internet — Fixed high-speed Internet access (HSIA) service with email and a comprehensive suite of security solutions. Also includes HSIA over LTE and TELUS PureFibre, with reliable Wi-Fi, and cloud storage. TELUS offers symmetrical 150 Mbps download and upload speeds.

•                  TELUS TV — High-definition entertainment service with Optik TV, Pik TV and TELUS Satellite TV®. Optik TV offers extensive content options and innovative features such as PVR Anywhere, Remote Recording, Optik® Smart Remote channel browsing with a tablet or smartphone, and our new Optik TV app (see Section 3 for further information). Pik TV, which is provided only in B.C. and Alberta, delivers a streamlined offer for customers who have ceased and/or never subscribed for TV services by offering a self-install TV service created to embrace the changing environment where content is increasingly available from over-the-top (OTT) services. We are the content leader in Western Canada, which includes being the only provider in Western Canada offering 4K TV capability. TELUS Satellite TV service is offered only in B.C. and Alberta by way of an agreement with Bell Canada.

•                  IP networks and applications for businesses — Converged voice, video and data services and Internet access, offered on a high-performing network.

•                  Contact centre, business process and IT outsourcing solutions in more than 30 languages — Managed solutions providing low-cost and scalable infrastructure in North America, Asia, Europe and Central America and next-generation IT consulting and delivery capabilities upon closing our acquisition of Xavient Information Systems.

•                  Hosting, managed IT and cloud-based services — Cybersecurity and other solutions with ongoing assured availability of telecommunications, networks, servers, databases, files and applications, with critical applications stored in our Internet data centres (IDCs) across Canada or through partner facilities, depending on customer preferences, including our Network as a Service (NaaS) offering.

•                  Healthcare — TELUS Health’s services, including pharmacy management, electronic medical records (EMR) and mobile EMR, electronic health records, drug information systems, regional clinical information systems, personal health record systems, remote patient monitoring, online settlement claims management solutions, e-prescribing services, TELUS Health Exchange Platform and MedDialog.

•                  Unified Communications conferencing and collaboration — Full range of equipment and application solutions to support meetings and webcasts by means of phone, video and Internet.

•                  Home security — Central monitoring station, wireless and hard-wired security accessibility, and wearable security offerings for residential customers.

Our capabilities

•                  Broadband Internet coverage reaching more than three million homes and businesses in B.C., Alberta and Eastern Quebec.

•                  Ongoing connection of homes and businesses directly to fibre-optic cables; approximately 1.44 million homes and businesses addressable by TELUS PureFibre in B.C., Alberta and Eastern Quebec at December 31, 2017 and we are approaching nearly 50% of our targeted coverage footprint.

•                  Wireline residential access line services provided to an estimated 31% of households in B.C. and Alberta, and 58% of households in our Eastern Quebec region.

•                  Broadcasting distribution licences allowing us to offer digital television services in incumbent territories, as well as licences to offer commercial video-on-demand services.

•                  Home security technological abilities to support central monitoring. Field services capabilities to install, upgrade and repair security at a customer’s premises.

•                  An IP-based national network overlaying an extensive switched network in B.C., Alberta and Eastern Quebec, as well as global interconnection arrangements.

•                  Eight data centres in six communities directly connected to the national TELUS IP network, creating an advanced and regionally diverse computing infrastructure in Canada.

•                  Access to businesses across Canada through our networks, as well as competitive local exchange carrier status.

•                  Business process outsourcing and next-generation IT consulting services with global delivery capabilities through our multinational, multi-language programs, supported by approximately 27,900 full-time equivalent (FTE) roles across North America, Asia, Europe and Central America, as at December 31, 2017.

•                  Technology solutions to assist health regions, hospitals, insurers, consumers and employers; also to improve the connectivity and collaboration among healthcare providers, including physicians, nurses, pharmacists and physiotherapists.

Competition overview

•                  Substitution of wireless services, including our own wireless offerings, for residential local and long distance services. The percentage of households with wireless-only telephone services (among all providers, including TELUS) is estimated to be 45% in B.C. and Alberta, and 18% in Eastern Quebec, compared to 41% and 16%, respectively, in 2016.

•                  Allstream Inc., a national telecommunications service provider for business customers, owned by Zayo Group Holdings Inc., a U.S.-based provider of communications infrastructure services.

•                  Cable-TV competitors for Internet and entertainment services, such as Shaw Communications (in B.C. and Alberta) and Cogeco Cable and Videotron (in Eastern Quebec).

•                  Various others offering resale or VoIP-based local, long distance and Internet services.

•                  OTT voice and entertainment services, such as Skype, Netflix, Amazon Prime Video and YouTube.

•                  Satellite-based entertainment and Internet services offered by Bell Canada, Shaw Communications and Xplornet.

•                  Competitors for contact centre services, such as Convergys, Teleperformance, Sykes Alorica, Sutherland and Sitel.

•                  Fixed wireless services.

•                  Customized managed outsourcing solutions competitors, such as system integrators CGI Group Inc., EDS division of HP Enterprise Services and IBM.

•                  Competitors for TELUS Health include providers of EMR and pharmacy management products, such as Omnimed, Familiprix, Medfar, Fillware, ARI and Logipharm. Competitors also include systems integrators, health service providers, such as Loblaws, McKesson and the Jean Coutu Group, that have also become vertically integrated and own a mix of health services delivery, IT solutions and related services, and potentially, global providers such as EPIC and Cerner that could achieve expanded Canadian footprints.

•                  Competitors for home security range from local to national companies, such as ADT, Chubb Security, Stanley Security, Fluent and Monitronics.

4.2 Operational resources

Resources

Our team

•                  Approximately 53,630 employees at the end of 2017 (approximately 52,860 FTE roles across a wide range of operational functions, with 24,960 FTE roles in Canada and 27,900 FTE roles internationally).

•                  Approximately 10,465 of our employees are covered by collective agreements. The agreement with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which covers approximately 9,020 employees, expires on December 31, 2021. The agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 635 team members in the TELUS Quebec region, expires on March 31, 2022. The agreement with the Syndicat québécois des employés de TELUS (SQET), which covers approximately 1,385 employees, expires on December 31, 2022.

•                  Operations at Canadian and international locations to support contact centres and business process outsourcing services for external wholesale customers, as well as for certain functions internally.

•                  Employee compensation programs that support a high-performance culture and contain market-driven and performance-based components (bonus and share-based compensation) to attract and retain key employees.

•                  Succession plans to cover ongoing retirement, ready access to labour in Canada and, for contact centres and specific support functions, in various international locations. We also use external contractors and consultants.

•                  Training, mentoring and development programs to maintain and improve employee engagement levels and enhance the customer experience.

Resources

Our brand and distribution channels

•                  A well-established and recognizable national brand (TELUS, the future is friendly®).

•                  Koodo Mobile® — A national provider of postpaid and prepaid wireless voice and data services with a broad distribution network, including TELUS-owned stores, dealers and third-party electronics retailers.

•                  Public Mobile — A prepaid wireless service provider, with a primarily web-based distribution channel, and provides customers with a SIM-only service.

•                  Optik TV brand, launched in mid-2010. Pik TV brand launched in mid-2017.

•                  TELUS PureFibre, our next generation fibre-optic network.

•                  Our sales and support distribution channels:

•                  Wireless services are supported through a broad network of TELUS-owned and branded stores, including our 50% ownership of the kiosk channel WOW! Mobile, an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Best Buy, WalMart and London Drugs) and a white label brand for a premier retail chain, as well as online self-serve applications, mass marketing campaigns and customer care telephone agents.

•                  Wireline residential services are supported through TELUS-owned and branded stores, including third-party electronics retailers, as well as mass marketing campaigns, customer care telephone agents, and online and TV-based self-serve applications.

•                  Through telus.com, we enable sales of both wireless and wireline products and services. We also provide online account management tools enabling wireless and wireline customers to manage their accounts through our website or mobile applications.

•                  TELUS Health provides some of its consumer services — personal health records and home health monitoring — in partnership with provincial governments.

•                  Business services, including healthcare, across wireless and wireline are supported through certain dedicated stores for business, TELUS sales representatives, product specialists, independent dealers and online self-serve applications for small and medium-sized businesses (SMBs). Business process outsourcing services are supported through sales representatives and client relationship management teams.

•                  Dedicated direct-to-consumer channel of over 600 field sales agents.

Our technology, systems and properties

•                  We are a technology-enabled company with a multitude of IT systems and processes. We are focused on driving innovation and making generational investments to deliver state-of-the-art broadband solutions in an increasingly digital society.

•                  Wireless broadband networks – In 2012, we launched our 4G LTE wireless network capable of speeds of up to 110 Mbps, and today, our wireless network covers 99% of Canada’s population. Our LTE network allows customers to take advantage of the newest mobile devices and enjoy a seamless experience across their multiple devices. In 2015, we launched the newest LTE advanced (LTE-A) network technology and have been working to expand our LTE capabilities with this technology since then. In April 2016, we enhanced our LTE-A network with the first global implementation of frequency division duplex (FDD) 4x4 multiple-input-multiple-output (MIMO) technology. We implemented another key enhancement to our LTE-A network in June 2017 by introducing quad-band LTE-A carrier aggregation technology – this network covers 88.2% of Canada’s population and enables theoretical peak speeds of 750Mbps.

•                  In 2014, we deployed a centralized radio access network (C-RAN) in Vancouver and, in 2016, launched voice over LTE (VoLTE) service in B.C. and Alberta communities. Both deployments were key transformations in our wireless capabilities. We were also the first national operator to provide high-speed Internet service over our LTE network for rural customers in B.C. and Alberta through our Smart Hub mobile Internet solution.

•                  We have been making significant investments in heterogeneous network (HetNet) technology, one of the key building blocks for 5G. HetNet combines multiple types of cells such as outdoor macro cells and microcell, as well as indoor pico cells, to enhance coverage and capacity in crowded urban areas and inside buildings. By taking continuous strides to evolve our small cell technology concurrent with the evolution of network technologies to LTE-A pro (i.e. 4.5G), in September 2017, we became the first operator in Canada to introduce licensed assisted access (LAA) small cells for both outdoor and indoor environments. This technology is capable of speeds of up to 970 Mbps, which are the highest achieved globally.

Our technology, systems and properties (continued)

•                  Wireline broadband networks – Our investments to deploy our gigabit-enabled TELUS PureFibre network have brought fibre-optic connectivity deeper into our network and directly to homes and businesses. At the end of 2017, 1.44 million homes and businesses in communities across B.C., Alberta and Quebec had access to fast, symmetrical 150/150 Internet download and upload speeds with TELUS PureFibre. Sixty of these communities now also have 250/250 Mbps and 1 Gbps/250 Mbps Internet service tiers available to them. Recognizing the need for highly reliable, high-capacity connectivity with low latency to support emerging services such as virtualized networks and IoT applications, we have also begun rolling out a next generation nationwide optical backbone network capable of 400 Gbps per channel with automated self-healing and the ability to turn up network capacity on demand.

•                  We have advanced our converged voice evolution strategy with the launch of our enhanced home phone service and small business voice services. These services leverage the capabilities of the TELUS PureFibre network and will serve as a foundation for new services in conjunction with our wireless network.

•                  We have continued to innovate through Optik TV advancements for our customers, building a next generation video platform to enable more differentiated OTT friendly services and launching a user-installable Android TV-based set-top box, which enabled us to introduce our new Pik TV service to customers as of May 2017.

•                  By deploying next generation platforms like Ericsson MediaRoom and MediaFirst Cloud, and investing in video distribution and the cloudification of video infrastructure, we will continue to advance our priority of enabling “anytime, everywhere” content and entertainment.

Real estate –

•                  Our network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land, including municipalities and the Crown, or on freehold land we own.

•                  Our real estate properties (owned or leased) also include administrative office space, work centres and space for telecommunications equipment. Some buildings are constructed on leasehold land and the majority of wireless towers are situated on lands or buildings held under leases or licences with varying terms. We also participate in two real estate joint ventures. (See Section 7.11.)

•                  Intangible assets – Our intangible assets include wireless spectrum licences from Innovation, Science and Economic Development Canada (ISED), which are essential to providing wireless services. We have assets totalling 160.4 MHz average nationally. We have deployed 700 MHz, 2300 MHz, 2500 MHz, 1900 MHz, AWS-1 and 850 MHz spectrum to evolve our wireless network and will continue to enhance our LTE capability with AWS-3 spectrum as well as look to the introduction of new bands that will enable the realization of 5G networks. We intend to continue acquiring spectrum within the rules set out by ISED to meet our future capacity requirements.

•                  Our broadcasting distribution licences enable us to provide entertainment services. See Section 9.4 Broadcasting related issues describing developments relating to these licences.

•                  Future technologies, TELUS Health and TELUS International – In addition to evolving our existing wireless and wireline infrastructure, we are investing in the technologies of the future that will serve as the foundation to provide next generation services to Canadians. By way of example, we are building the next generation of 5G wireless technologies and capitalizing on the promise of convergent wireless and wireline network technologies. As mobile operators globally work to develop 5G, we have achieved groundbreaking wireless speeds of nearly 30 Gbps – 200 times faster than today’s LTE standard – in our Living Lab. In 2017, we broke new ground by piloting 5G wireless-to-the-premise (WTTx) technology and achieved 2 gigabit per second download speeds in a live-environment test using 3.5 GHz spectrum.

•                  We continue to invest in enabling platforms such as our jasper connected device platform (CDP) and our dedicated machine-to-machine virtual evolved packet core (M2M vEPC) to support IoT applications, where the ease of onboarding partners is crucial for emerging services such as connected vehicles, fleet management and more.

•                  In 2017, we launched our NaaS solution, the first Canadian network function virtualization (NFV) infrastructure that will power the virtualized networks of the future and enable Canadian businesses to serve their customers better with improved total cost of ownership.

•                  Through TELUS International, we provide customer care, IT, business processing and next-generation IT consulting services by utilizing geographically diverse service centres, software tools and international data networks and data centres. Global rerouting capabilities and geographic diversity are supported by facilities located in North America, Asia, Europe and Central America.

•                  Through TELUS Health’s services, such as pharmacy management, EMRs (including mobile EMR), electronic health records, personal health records, clinical information systems, remote patient monitoring and online claims settlement management software solutions, including the online renewal of prescriptions, e-prescribing services, and MedDialog, TELUS Health facilitates the integration of electronic health records from the home to the doctor’s office to the hospital, making critical health information available to healthcare providers over wireless and wireline broadband networks.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may change the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital by utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and the dividend payout ratio. (See definitions in Section 11.1.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•      In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. (See Section 7.5 Liquidity and capital resource measures). There can be no assurance that we will maintain a dividend growth program or that it will not be changed through 2019. (See Caution regarding forward-looking statements — Ability to sustain our dividend growth program through 2019 and Section 10.7 Financing, debt requirements and returning cash to shareholders.)

•      Dividends declared in 2017 totalled $1.97 per share, an increase of $0.13 per share or 7.1% compared to the dividends declared in 2016. On February 7, 2018, the Board declared a first quarter dividend of $0.5050 per share, payable on April 2, 2018, to shareholders of record at the close of business on March 9, 2018. The first quarter dividend for 2018 reflects a cumulative increase of $0.025 per share or 5.2% from the $0.48 per share dividend declared one year earlier.

•      In connection with dividends declared during 2017, our dividend reinvestment and share purchase plan trustee purchased from Treasury approximately 2 million dividend reinvestment Common Shares for $91 million, with no discount applicable.

Purchase Common Shares

•      In November 2017, we received approval from the Toronto Stock Exchange (TSX) for a new 2018 NCIB to purchase and cancel up to 8 million Common Shares for consideration of up to $250 million over a 12-month period, commencing from November 13, 2017, to November 12, 2018, through the facilities of the TSX, the New York Stock Exchange, and alternative trading platforms or as otherwise permitted by applicable securities laws. TELUS will purchase Common Shares only when and if we consider it opportunistic, subject to any purchases that may be made under an automatic share purchase plan (ASPP). As of February 8, 2018, we have not had any transactions pursuant to our 2018 NCIB.

•      Our 2017 NCIB, for which we had received approval to purchase up to 8 million shares for an aggregate purchase price of up to $250 million, concluded on September 29, 2017 with TELUS having purchased, in the same manner as provided under the new 2018 NCIB, approximately 2.0 million shares or 0.3 per cent of our outstanding shares for $80 million at an average price of approximately $40.97 per share.

•      We may also enter into an ASPP with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, and may be implemented from time to time in the future.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•      Our issued and outstanding commercial paper was $1,140 million at December 31, 2017, all of which was denominated in U.S. dollars (US$908 million), compared to $613 million (US$456 million) at December 31, 2016.

•      Our net draws on the TELUS International (Cda) Inc. credit facility were $346 million ($339 million net of unamortized costs) at December 31, 2017, compared to $340 million ($332 million net of unamortized issue costs) at December 31, 2016.

•      Proceeds from securitized trade receivables were $100 million at December 31, 2017, unchanged from December 31, 2016.

Report on financing and capital structure management plans

Maintain compliance with financial objectives

Certain of our current financial objectives will be reviewed in 2018 for possible revision due to changes arising from the adoption of new accounting standards, IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases. (See Section 8.2 Accounting policy developments.)

•      Maintain investment grade credit ratings in the range of BBB+ or the equivalent — On February 8, 2018, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•      Net debt to EBITDA — excluding restructuring and other costs ratio of 2.00 to 2.50 times — As measured at December 31, 2017, the ratio was 2.73 times, outside of the objective range, primarily due to the funding of spectrum licences acquired in wireless spectrum auctions held during 2014 and 2015, and the elevated strategic capital investments in our fibre-optic network. We expect this ratio to decline in 2018 and we continue to expect it to return to within the objective range in the medium term, consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•      Dividend payout ratio of 65 to 75% of net earnings per share on a prospective basis — Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at December 31, 2017, the historical ratio of 80% and the adjusted historical ratio of 80% exceeded the objective range; however, we currently expect that we will be within our target guideline when considered on a prospective basis within the medium term. (See Section 7.5 Liquidity and capital resource measures.)

•      Generally maintain a minimum of $1 billion in unutilized liquidity — As at December 31, 2017, our unutilized liquidity was more than $1 billion. (See Section 7.6 Credit facilities.)

Financing and capital structure management plans for 2018

At the end of 2017, our long-term debt (excluding unamortized discount) was $13.8 billion and the weighted average term to maturity was approximately 10.7 years (excluding commercial paper and the revolving component of the TELUS International credit facility). Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 4.18% at December 31, 2017, as compared to 4.22% one year earlier. Aside from Short-term borrowings of $100 million, commercial paper of $1,140 million (US$908 million) and the utilized revolving component of the TELUS International credit facility of $197 million (US$157 million), all of our debt was on a fixed-rate basis.

During 2018, we may issue senior Notes to refinance maturing debt or to use for general corporate purposes. Anticipated free cash flow and sources of capital are expected to be more than sufficient to meet requirements. For the related risk discussion, see Section 10.7 Financing, debt requirements and returning cash to shareholders.

4.4 Disclosure controls and procedures and changes in internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have assessed the effectiveness of our disclosure controls and procedures related to the preparation of this MD&A and the December 31, 2017, Consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, in ensuring that material information relating to TELUS and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements were being prepared.

Internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, in accordance with the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that our internal control over financial reporting is effective as of December 31, 2017, and certify TELUS’ annual filings with the Form 40-F, as required by the United States’ Sarbanes-Oxley Act of 2002, and TELUS’ Annual Information Form, as required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

Deloitte LLP, our auditor, has audited our internal controls over financial reporting as of December 31, 2017.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting in 2017. The adoption of IFRS 15, Revenue from Contracts with Customers, required the implementation of new accounting processes, which changed the Company’s internal controls over revenue recognition, contract acquisition costs and financial reporting. We have completed the design of these controls and they have been implemented as of December 31, 2017. We do not expect significant changes to our internal control over financial reporting due to the adoption of the new standard.

5.     Discussion of operations

This section contains forward-looking statements, including those with respect to average revenue per subscriber unit (ARPU) growth, wireless loading and retention spending, high-speed Internet subscriber growth, and various future trends. There can be no assurance that we have accurately identified these trends based on past results, or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions. It has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. As at December 31, 2017, we do not currently aggregate operating segments, and thus our reportable segments as at December 31, 2017, are also wireless and wireline. Segmented information in Note 5 of the Consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

Selected annual information

Years ended December 31 ($ in millions, except per share amounts)	2017	2016	2015
Operating revenues	13,304	12,799	12,502
Net income	1,479	1,236	1,382
Net income attributable to Common Shares	1,460	1,223	1,382
Net income per Common Share
Basic earnings per share (basic EPS)	2.46	2.06	2.29
Diluted	2.46	2.06	2.29
Cash dividends declared per Common Share	1.97	1.84	1.68

At December 31 ($ millions)	2017	2016	2015
Total assets	29,548	27,729	26,406
Current maturities of long-term debt	1,404	1,327	856
Non-current financial liabilities[1]
Provisions	152	57	55
Long-term debt	12,256	11,604	11,182
Other long-term financial liabilities	224	166	150
Total non-current financial liabilities	12,632	11,827	11,387
Deferred income taxes	2,500	2,107	2,155
Common equity	8,221	7,917	7,672

(1)   In our specific current instance, financial liabilities do not include liabilities that are excluded by definition (e.g. employee benefits and share-based compensation liabilities) or liabilities that do not involve a future outlay of economic resources (e.g. deferred recognition of customer activation and connection fees; deferred gains on sale-leaseback of buildings).

Operating revenues: Combined wireless revenue and wireline data revenue represented approximately 89% of consolidated revenues in 2017 (87% in 2016 and 86% in 2015).

Total assets: Growth in Total assets includes increases in Property, plant and equipment and Intangible assets, which increased by a combined $1,198 million in 2017 and a combined $1,107 million in 2016. These increases resulted primarily from our ongoing investments in broadband networks, business acquisitions and purchases of wireless spectrum licences. See Section 7.3 Cash used by investing activities.

For changes in Long-term debt, see Section 6 Changes in financial position and Section 7.4 Cash used by financing activities.

5.2 Summary of consolidated quarterly results, trends and fourth quarter recap

Summary of quarterly results

($ millions, except per share amounts)	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1
Operating revenues	3,467	3,366	3,273	3,198	3,305	3,238	3,148	3,108
Operating expenses
Goods and services purchased[1]	1,658	1,531	1,433	1,313	1,574	1,426	1,331	1,300
Employee benefits expense[1]	686	639	646	624	962	681	628	668
Depreciation and amortization	564	547	526	532	533	515	499	500
Total operating expenses	2,908	2,717	2,605	2,469	3,069	2,622	2,458	2,468
Operating income	559	649	668	729	236	616	690	640
Financing costs	144	149	142	138	134	129	134	123
Income before income taxes	415	500	526	591	102	487	556	517
Income taxes	133	130	140	150	15	132	140	139
Net income	282	370	386	441	87	355	416	378
Net income attributable to Common Shares	281	367	379	433	81	348	416	378
Net income per Common Share:
Basic earnings per share (EPS)	0.47	0.62	0.64	0.73	0.14	0.59	0.70	0.64
Adjusted basic EPS[2]	0.55	0.66	0.68	0.74	0.53	0.65	0.70	0.70
Diluted EPS	0.47	0.62	0.64	0.73	0.14	0.59	0.70	0.64
Dividends declared per Common Share	0.5050	0.4925	0.4925	0.48	0.48	0.46	0.46	0.44
Additional information:
EBITDA[2]	1,123	1,196	1,194	1,261	769	1,131	1,189	1,140
Restructuring and other costs[2]	60	36	39	4	348	60	23	48
Gains on the exchange of wireless spectrum licences	—	—	—	—	—	—	15	—
(Net losses and equity losses) net gains and equity income from real estate joint venture developments	(2)	—	3	—	7	10	9	—
MTS net recovery	21	—	—	—	—	—	—	—
Adjusted EBITDA[2]	1,164	1,232	1,230	1,265	1,110	1,181	1,188	1,188
Cash provided by operating activities	979	1,133	1,126	709	732	1,032	892	563
Free cash flow[2]	274	215	260	217	(191)	98	126	108

(1)         Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

(2)         See Section 11.1 Non-GAAP and other financial measures.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in both our ARPU and subscriber base; and (ii) wireline data service revenue, driven by Internet and enhanced data, business process outsourcing, TELUS Health, and TELUS TV services revenues. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. Consolidated revenue growth was partially offset by the continued decline in wireline voice revenues. Wireless equipment revenues vary with per-unit subsidies resulting from both postpaid gross subscriber additions and retention volumes. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

The trend of year-over-year increases in Goods and services purchased expense reflects higher equipment expenses associated with increased postpaid gross additions and retention volumes, as well as increasing per-unit device costs including higher-value smartphones in the sales mix; increasing wireless and wireline customer service, roaming, and external labour expenses to support growth in our subscriber base; and increased wireline TV costs of sales associated with a growing subscriber base. These were partly offset by lower wireline equipment costs.

The general trend of year-over-year decreases in net Employee benefits expense reflects moderating wages and salaries resulting from reductions in the number of full-time equivalent (FTE) domestic employees associated with cost efficiency and effectiveness programs and the impact of benefits from certain contract concessions associated with our immediately vesting transformative compensation (recorded in the fourth quarter of 2016) that are yielding efficiency improvements and continue to support our customer service focus. This was partly offset by increases in the number of employees resulting from acquisitions to support business process outsourcing revenue growth and expand our TELUS Health offerings.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint and enhanced long-term evolution (LTE) network coverage, and growth in business acquisitions, as well as the present impact of our continuing program of asset life studies. The investments in our fibre-optic network also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our generational investments in fibre to homes and businesses and our wireless network, and the significant investments in wireless spectrum licences acquired during auctions in 2014 and 2015. Financing costs are net of capitalized interest, which was related to spectrum licences acquired during the wireless spectrum licence auctions. Capitalization of interest ceased in the first quarter of 2017, as cell sites are now capable of utilizing those spectrum frequencies. Financing costs also include Employee defined benefit plans net interest expense. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes, and adjustments recognized in the current periods for income taxes of prior periods, including any related after-tax interest on reassessments. Historically, the trend in basic EPS has also been impacted by share purchases under our normal course issuer bid programs. However, there have been no such repurchases in 2017.

The general trend of year-over-year increases in Cash provided by operating activities reflects generally higher consolidated Adjusted EBITDA. It also reflects increased interest payments arising from increases in debt outstanding, offset by lower fixed-term interest rates. Income tax payments increased in 2016 and have decreased in 2017, as described in Assumptions for 2017 targets and results in Section 1.4. The trend in free cash flow reflects the factors affecting Cash provided by operating activities, as well as increases in capital expenditures. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

Fourth quarter recap

Results for the fourth quarter of 2017 were discussed in Management’s review of operations attached to our February 8, 2018 news release.

•                  Consolidated operating revenues increased by $162 million or 4.9% in the fourth quarter of 2017 when compared to the fourth quarter of 2016, primarily reflecting growth in wireless network revenue and wireline data services, which includes increased Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of recent acquisitions, TELUS Health and TELUS TV revenues. These increases were partly offset by the continuing decline in wireline voice revenues, consistent with the results for the full year, discussed in the following sections.

•                  Consolidated EBITDA increased by $354 million or 45.9% in the fourth quarter of 2017 when compared to the fourth quarter of 2016. The increase reflects: (i) growth in wireless network revenues and increased wireline data revenues, partially offset by increased costs associated with higher wireless gross loading and retention volumes; and (ii) lower restructuring and other costs, which included the 2016 transformative compensation expense, partly offset by costs associated with the migration and servicing of subscribers acquired from MTS.

•                  Adjusted EBITDA, which excludes restructuring and other costs, net gains and equity income or net losses and equity losses related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS net recovery, increased by $54 million or 4.7% in the fourth quarter of 2017.

•                  Net income attributable to Common Shares increased by $200 million in the fourth quarter of 2017 when compared to the fourth quarter of 2016, largely due to the transformative compensation expense recorded in 2016, partly offset by increased depreciation, amortization of intangible assets, financing costs and income taxes, the increase in income taxes primarily being driven by increased income before income taxes and the revaluation of the deferred tax liability for the increase in the B.C. income tax rate. Basic EPS increased by $0.33 in the fourth quarter of 2017 when compared to the same period in 2016. When excluding restructuring and other costs, income tax-related adjustments, net gains and equity income or net losses and equity losses related to real estate joint venture developments, and the MTS net recovery, adjusted Net income increased by $12 million in the fourth quarter of 2017, while adjusted basic EPS increased by $0.02.

•                  Cash provided by operating activities increased by $247 million in the fourth quarter of 2017 when compared to the same period in 2016. The increase was mainly due to higher EBITDA, resulting from the $305 million transformative compensation expense that was incurred in the fourth quarter of 2016, partly offset by changes in operating working capital.

•                  Cash used by investing activities decreased by $114 million in the fourth quarter of 2017 when compared to the same period in 2016, mainly due to decreased capital expenditures and changes in working capital amounts related to acquisitions in current and prior periods.

•                 Cash used by financing activities was $224 million in the fourth quarter of 2017 compared to cash provided by financing activities of $138 million in the fourth quarter of 2016. The net change of $362 million was primarily due to the larger amount of long-term debt issued in the fourth quarter of 2016.

•                  Free cash flow increased by $465 million in the fourth quarter of 2017 when compared to the same period in 2016, resulting from increased EBITDA, including the impact of the 2016 transformative compensation expense, and lower capital expenditures. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the Consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities.

Operating revenues

Years ended December 31 ($ millions)	2017	2016	Change
Service	12,478	12,000	4.0%
Equipment	724	725	(0.1)%
Revenues arising from contracts with customers	13,202	12,725	3.7%
Other operating income	102	74	37.8%
	13,304	12,799	3.9%

Consolidated operating revenues increased by $505 million in 2017.

•                  Service revenues increased by $478 million in 2017, primarily reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue reflects growth in blended ARPU and a growing wireless subscriber base and, to a lesser extent, revenues related to postpaid subscribers we acquired from the MTS acquisition. Wireline data service revenue reflects increases in Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of recent acquisitions and foreign exchange impacts on foreign operations, TELUS Health, and TELUS TV revenues. Higher TELUS Health revenues were driven by organic growth through additional professional services and support revenue, and through acquisitions. Internet and TV revenues increased due to subscriber growth, as well as higher Internet revenue per customer.

•                  Equipment revenues were $724 million in 2017 and were relatively flat compared to 2016.

•                  Other operating income increased by $28 million in 2017, primarily due to higher net gains in the current period than in the comparable period. These changes include the MTS contingent consideration recovery and recognition of a gain on sale of a security consulting business. The remaining are other net gains offset by lower government assistance, the non-recurrence of 2016 wireless spectrum gains and lower gains from the real estate joint venture.

Operating expenses

Years ended December 31 ($ millions)	2017	2016	Change
Goods and services purchased	5,935	5,631	5.4%
Employee benefits expense	2,595	2,939	(11.7)%
Depreciation	1,617	1,564	3.4%
Amortization of intangible assets	552	483	14.3%
	10,699	10,617	0.8%

Consolidated operating expenses increased by $82 million in 2017.

•                  Goods and services purchased increased by $304 million in 2017, reflecting increased costs associated with higher wireless gross loading, higher handset costs, increased roaming costs, higher non-labour restructuring and other costs, including those associated with the migration and servicing of subscribers from MTS, increased external labour to support a growing subscriber base, increased advertising and promotion expense, higher TV content costs, and higher customer support costs related to acquired MTS subscribers during migration.

•                  Employee benefits expense decreased by $344 million in 2017 due to the non-recurrence of labour-related restructuring and other expenses from 2016, and the benefits from certain contract concessions associated with our transformative compensation that are yielding efficiency improvements and continue to support our customer service focus. Excluding the transformative compensation expense, Employee benefits expense reflects a decrease of $39 million for 2017. The decrease resulted mainly from lower employee-related restructuring and other costs, realizing the benefits from certain contract concessions associated with our transformative compensation, lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding acquisitions and higher capitalized labour costs, partly offset by an increase in the number of employees and related compensation resulting from acquisitions supporting growing TELUS Health and business process outsourcing revenue.

•                  Depreciation increased by $53 million in 2017 due to increased expenditures associated with capital assets, including those arising from our fibre investment and business acquisitions, as well as the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets increased by $69 million in 2017, reflecting increased expenditures associated with the intangible asset base, including those arising from business acquisitions.

Operating income

Years ended December 31 ($ millions)	2017	2016	Change
Wireless EBITDA (see Section 5.4)	3,099	2,906	6.6%
Wireline EBITDA (see Section 5.5)	1,675	1,323	26.6%
EBITDA	4,774	4,229	12.9%
Depreciation and amortization (discussed above)	(2,169)	(2,047)	6.0%
	2,605	2,182	19.4%

Operating income increased by $423 million, while EBITDA increased by $545 million in 2017. These increases reflect wireless network revenue growth driven by higher ARPU and a larger customer base, in addition to growth in data service margins, partly offset by increased depreciation arising from our fibre investment capital expenditures. Excluding the effects of the $305 million transformative compensation expense recorded in the fourth quarter of 2016, Operating income increased by $118 million or 4.7% in 2017 while EBITDA increased by $240 million or 5.3%.

Financing costs

Years ended December 31 ($ millions)	2017	2016	Change
Gross interest expense	579	554	4.5%
Capitalized long-term debt interest	—	(52)	n/m
Interest expense	579	502	15.3%
Employee defined benefit plans net interest	6	6	—%
Interest income	(7)	(3)	133.3%
Foreign exchange (gains) losses	(5)	15	(133.3)%
	573	520	10.2%

Financing costs increased by $53 million in 2017, mainly due to the following factors:

•                  Gross interest expense, prior to capitalization of long-term debt interest, increased by $25 million in 2017, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18% at December 31, 2017, as compared to 4.22% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•                  Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), which we deploy in our existing network. Capitalization of long-term debt interest occurs until substantially all of the activities necessary to prepare the spectrum for its intended use are complete, effectively when cell sites are ready to be put into service. The capitalization of interest ceased in the first quarter of 2017.

•                  Employee defined benefit plans net interest was flat in 2017 compared to 2016.

•                  Interest income increased in 2017 due to the settlement of prior years’ income-tax related matters.

•                  Foreign exchange (gains) losses have fluctuated as a result of the strengthening of the Canadian dollar relative to the U.S. dollar in 2017.

Income taxes

Years ended December 31 ($ millions, except tax rates)	2017	2016	Change
Income taxes computed at applicable statutory rates	541	444	21.8%
Adjustments recognized in the current period for income taxes of prior periods	(4)	(12)	66.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	28	(4)	n/m
Other	(12)	(2)	n/m
	553	426	29.8%
Income taxes computed at applicable statutory rates (%)	26.6	26.7	(0.1	)pts.
Effective tax rates (%)	27.2	25.6	1.6	pts.

Total income tax expense increased by $127 million in 2017. The increase was primarily due to an increase in income before income taxes, and revaluation of the deferred tax liability for the increase in the B.C. income tax rate that was substantively enacted in the fourth quarter of 2017.

Comprehensive income

Years ended December 31 ($ millions)	2017	2016	Change
Net income	1,479	1,236	19.7%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	13	(15)	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(172)	—	n/m
Comprehensive income	1,320	1,221	8.1%

Comprehensive income increased by $99 million in 2017, primarily due to increases in Net income, partly offset by changes in employee defined benefit plans re-measurement amounts. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Postpaid subscribers	Prepaid subscribers	Blended ARPU	Postpaid churn
2017: 7,978,000 +5.7%	2017: 933,000 (9.9)%	2017: $67.05 +3.0%	2017: 0.90% (0.05) pts.
2016: 7,550,000	2016: 1,035,000	2016: $65.10	2016: 0.95%

Wireless trends and seasonality

The historical trend in wireless network revenue reflects growth in both ARPU and our subscriber base, driven by larger proportions of higher-rate plans in the revenue mix and higher data consumption. This growth, coupled with higher-value smartphones in the sales mix, was partially offset by the general decline in wireless equipment revenues. This general decline in wireless equipment revenues reflects higher per-unit subsidies, including devices on Premium Plus plans, partly offset by increased gross additions. The general trend of year-over-year increases in subscriber net additions resulted from the success of our promotions, including marketing efforts focused on higher-value postpaid and smartphone loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple activated devices. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets may impact subscriber addition results and trends for future periods.

The wireless ARPU growth trend increased in 2017 due to an emphasis on marketing and increased mix of higher-rate plans, including the Premium Plus plans launched in June 2016, and a higher mix of higher-rate data share plans. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, consumer behavioural response to increased frequency of customer data usage notifications, and offloading of data traffic to Wi-Fi hotspots. ARPU is expected to continue to increase, as a result of the continued growth in data consumption and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, as competitive pressures, including promotional activity and resulting reactions to those pressures and promotions, have the potential to compress ARPU in future periods. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact ARPU, and, as a consequence, there cannot be assurance that ARPU growth will continue to materialize. In terms of seasonality, wireless ARPU has historically experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by historical seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance usage spikes have become less pronounced. In addition, customers are opting for higher-capacity data plans with higher base prices and benefiting from flexible data top-up features, resulting in less variability in chargeable data usage but higher monthly recurring revenue.

Historically, the third and fourth quarter seasonal effects described above have reflected higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals in those quarters. Retention costs have historically increased during periods of heightened marketing activity and also coinciding with the maturation of contracts that reflect seasonal subscriber additions and renewals in previous periods. These impacts can be more pronounced around popular device launches and seasonal promotional events, such as back to school, Black Friday and the Christmas holiday season. The costs associated with higher seasonal loading volumes have typically resulted in sequential decreases in wireless EBITDA from the second quarter through to the fourth quarter, and are usually followed by sequential increases in wireless EBITDA from the fourth quarter through to the second quarter. The fourth quarter of 2016 included the immediately vesting transformative compensation expense. Subscriber additions have generally been lowest in the first quarter.

The trend of year-over-year improvements in our average monthly postpaid subscriber churn reflects our efforts to put customers first and our retention programs. We may experience pressure on our postpaid subscriber churn if the level of competitive intensity increases, in part due to increased promotional activity, and an increase in customers on expired contracts, as well as customers bringing their own devices and therefore not entering into new contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

The trends in revenue and revenue-based operating metrics will be impacted by our adoption of IFRS 15, Revenue from Contracts with Customers, as discussed further in Section 8.2 Accounting policy developments.

Wireless operating indicators

At December 31	2017	2016	Change
Subscribers (000s):
Postpaid	7,978	7,550	5.7%
Prepaid	933	1,035	(9.9)%
Total	8,911	8,585	3.8%
Postpaid proportion of subscriber base (%)	89.5	87.9	1.6	pts.
HSPA+ population coverage[1] (millions)	36.7	35.7	2.8%
LTE population coverage[1] (millions)	36.6	35.2	4.0%

Years ended December 31	2017	2016	Change
Subscriber gross additions (000s):
Postpaid	1,140	1,039	9.7%
Prepaid	320	360	(11.1)%
Total	1,460	1,399	4.4%
Subscriber net additions (000s):
Postpaid	379	243	56.0%
Prepaid	(83)	(70)	(18.6)%
Total	296	173	71.1%
Blended ARPU, per month [2] ($)	67.05	65.10	3.0%
Churn, per month [2] (%)
Blended	1.11	1.21	(0.10	)pts.
Postpaid	0.90	0.95	(0.05	)pts.

(1)         Including network access agreements with other Canadian carriers.

(2)         See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(3)         Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ARPU and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics have been adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

Operating revenues — Wireless segment

Years ended December 31 ($ in millions)	2017	2016	Change
Network revenue	6,964	6,541	6.5%
Equipment and other service revenues	535	537	(0.4)%
Revenues arising from contracts with customers	7,499	7,078	5.9%
Other operating income	36	37	(2.7)%
External operating revenues	7,535	7,115	5.9%
Intersegment revenues	43	58	(25.9)%
Wireless operating revenues	7,578	7,173	5.6%

Total wireless operating revenues increased by $405 million in 2017.

Network revenue from external customers increased by $423 million in 2017. Network revenue increased by 6.5%, reflecting: (i) growth in the subscriber base, including subscribers we acquired from MTS; (ii) a larger proportion of higher-rate plans in the revenue mix, including the Premium Plus plans launched in June 2016; (iii) a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets; (iv) a higher postpaid subscriber mix; (v) a higher smartphone mix; and (vi) higher roaming revenues.

•                  Monthly blended ARPU was $67.05 in 2017, reflecting an increase of $1.95 or 3.0%. The increase was primarily driven by the effects of higher network revenue (as described above).

•                  Gross subscriber additions were 1,460,000 in 2017, reflecting an increase of 61,000 for the year. Postpaid gross additions increased by 101,000 due to the success of promotions and our marketing efforts focused on higher-value postpaid and smartphone loading, higher demand for tablet devices, demographic shifts as the Canadian population grows, and in the fourth quarter, our successful response to aggressive holiday offers. Prepaid gross activations decreased by 40,000 resulting mainly from competitive intensity, and our marketing efforts focused on higher-value postpaid loading.

•                  Our average monthly postpaid subscriber churn rate was 0.90% in 2017, as compared to 0.95% in 2016. The continuing low postpaid subscriber churn rate during 2017 reflects our focus on executing customers first initiatives and retention programs, partly offset by incremental deactivations from aggressive holiday offers. Our blended monthly subscriber churn rate was 1.11% in 2017, as compared to 1.21% in 2016. The improvement in our blended subscriber churn rate in 2017 reflects the changes in the postpaid churn rate and improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers versus prepaid subscribers in our subscriber base.

•                  Net subscriber additions reflect postpaid net additions of 379,000 in 2017, compared to 243,000 in 2016, attributed to the factors affecting gross subscriber additions as described above. Prepaid subscribers decreased by 83,000 in 2017, reflecting our focus on higher-value postpaid loading. Net subscriber additions were 296,000 in 2017, reflecting a year-over-year improvement of 123,000 due to lower blended monthly churn and higher postpaid gross additions. The 74,000 MTS subscribers acquired are not part of net subscriber additions, as they were added to the subscriber base.

Equipment and other service revenues decreased by $2 million in 2017 mainly due to a combination of higher per-unit subsidies combined with competitive intensity and a higher mix of bring-your-own-device loading, partly offset by increased postpaid gross additions, higher retention volumes and increased handset device balance payments from subscribers.

Other operating income was relatively flat in 2017 compared to 2016. The MTS contingent consideration recovery was partially offset by the non-recurrence of 2016 gains from the exchange of wireless spectrum licences and lower gains from sales of property, plant and equipment.

Intersegment revenues represent network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses — Wireless segment

Years ended December 31 ($ in millions)	2017	2016	Change
Goods and services purchased:
Equipment sales expenses	1,782	1,684	5.8%
Network operating expenses	826	773	6.9%
Marketing expenses	433	420	3.1%
Other [1]	792	667	18.7%
Employee benefits expense [1,2]	646	723	(10.7)%
Wireless operating expenses	4,479	4,267	5.0%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

(2)         Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

Wireless expenses increased by $212 million in 2017.

Equipment sales expenses increased by $98 million in 2017, reflecting an increase in postpaid gross additions, an increase in higher-value smartphones in the sales mix, including premium devices on Premium Plus plans, increasing handset costs, and an increase in retention volumes.

Network operating expenses increased by $53 million in 2017, mainly due to increased roaming expenses.

Marketing expenses increased by $13 million in 2017, primarily due to higher advertising and promotions expenses, as well as higher commission expense driven by higher gross additions and an increase in retention volumes.

Other goods and services purchased increased by $125 million in 2017, primarily due to an increase in external labour, largely because of higher non-labour restructuring and other costs, including those associated with the migration and servicing of subscribers from MTS, customer support costs related to acquired MTS subscribers during migration, an increase in external labour and higher administrative costs supporting the higher customer base.

Employee benefits expense decreased by $77 million in 2017, primarily due to the non-recurrence of significant labour-related restructuring and other costs from efficiency initiatives in 2016. Excluding the transformative compensation expense, employee benefits expense decreased by $7 million. This decrease was primarily due to lower capitalized labour costs.

EBITDA — Wireless segment

Years ended December 31 ($ in millions, except margins)	2017	2016	Change
EBITDA	3,099	2,906	6.6%
Add back restructuring and other costs included in EBITDA[1]	79	121	(34.7)%
Deduct gain on the exchange of wireless spectrum licences	—	(15)	n/m
Deduct net gains and equity income from real estate joint venture developments	—	(12)	n/m
Deduct MTS net recovery	(21)	—	n/m
Adjusted EBITDA[2]	3,157	3,000	5.2%
EBITDA margin (%)	40.9	40.5	0.4	pts.
Adjusted EBITDA margin[3] (%)	41.8	42.0	(0.2	)pts.

(1)         Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

(2)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(3)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income from real estate joint venture developments, the gain on the exchange of wireless spectrum licences as well as the MTS net recovery.

Wireless EBITDA increased by $193 million or 6.6% in 2017. Wireless Adjusted EBITDA increased by $157 million or 5.2% in 2017, reflecting network revenue growth driven by higher ARPU and a larger customer base, including the subscribers we acquired from MTS, partly offset by increased equipment sales expenses, increased network operating expenses, higher administrative costs and increased customer support costs due to growth in the subscriber base.

5.5 Wireline segment

High-speed Internet subscribers	TELUS TV subscribers	Residential NALs	Total wireline subscribers
2017: 1,743,000 +5.3%	2017: 1,098,000 +3.7%	2017: 1,298,000 (5.5)%	2017: 4,139,000 +1.2%
2016: 1,655,000	2016: 1,059,000	2016: 1,374,000	2016: 4,088,000

Wireline trends

The trend of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, business process outsourcing services, TELUS Health revenues, and TELUS TV revenues, and is partly offset by declining wireline voice revenues and equipment revenues. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds and larger data usage rate plans. The trend of increasing TELUS Health revenues has been driven by organic growth and through acquisitions. Growth rates of business process outsourcing services reflect acquisition growth and moderating organic growth. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and continuing intensification of competition in the small and medium-sized business market, as well as impacts of the economic slowdown in previous quarters, particularly in Alberta, which were more prominent in the business markets for voice.

We expect continued high-speed Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic network. TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services resulting from the high rate of market penetration and increased competitive intensity, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services.

Wireline operating indicators

At December 31 (000s)	2017	2016	Change
Subscriber connections:
High-speed Internet subscribers	1,743	1,655	5.3%
TELUS TV subscribers	1,098	1,059	3.7%
Residential NALs[1]	1,298	1,374	(5.5)%
Total wireline subscriber connections [1]	4,139	4,088	1.2%

Years ended December 31 (000s)	2017	2016	Change
Subscriber connection net additions (losses):
High-speed Internet	81	68	19.1%
TELUS TV	35	54	(35.2)%
Residential NALs	(76)	(93)	18.3%
Total wireline subscriber connection net additions [1]	40	29	37.9%

(1)         In relation to an acquisition and a divestiture that were both undertaken during the first quarter of 2017, January 1, 2017 residential NALs, high-speed Internet and TELUS TV subscriber balances were increased by a net 1,000, 6,000 and 5,000, respectively.

Operating revenues — Wireline segment

Years ended December 31 ($ in millions)	2017	2016	Change
Data services and equipment	4,261	4,059	5.0%
Voice services	1,230	1,363	(9.8)%
Other services and equipment	212	225	(5.8)%
Revenues arising from contracts with customers	5,703	5,647	1.0%
Other operating income	66	37	78.4%
External operating revenues	5,769	5,684	1.5%
Intersegment revenue	206	194	6.2%
Total operating revenues	5,975	5,878	1.7%

Total wireline operating revenues increased by $97 million in 2017.

•                  Data services and equipment revenues increased by $202 million in 2017. The increase was primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.3% increase in our high-speed Internet subscribers over the last 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger data usage Internet rate plans, and certain rate increases; (ii) growth in business process outsourcing revenues, inclusive of recent acquisitions and foreign exchange impacts on foreign operations; (iii) increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions (professional services revenue increased largely due to being selected as the technology solution provider for PrescribeIT, and support revenue growth has arisen from additional physicians using our electronic medical records offering); and (iv) increased TELUS TV revenues resulting from 3.7% subscriber growth over the last 12 months. This growth was partly offset by the ongoing decline in legacy data services.

•                  Voice services revenues decreased by $133 million in 2017. The decrease reflects the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, including lower wholesale volumes and price plan changes. We experienced a 5.5% decline in residential NALs in the year.

•                  Wireline subscriber connection net additions were 40,000 in 2017, reflecting an increase of 11,000 from 2016.

Net additions of high-speed Internet subscribers increased by 13,000 in 2017, due to continued customer demand for our high-speed broadband services, including fibre to the premises, as well as the success of our innovative product offerings. Net additions of TELUS TV subscribers were 35,000 in 2017, a decrease of 19,000 compared to the net additions in 2016. This decrease reflects lower gross additions and higher satellite-TV subscriber losses due to a declining overall market for paid TV services resulting from the effects of heightened competitive intensity, including from OTT services, and a high rate of market penetration. These pressures were partly offset by the continued focus on connecting more homes and businesses directly to fibre (as we approach nearly 50% of our targeted coverage footprint), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 127,000 or 4.7% in the year.

Residential NAL losses were 76,000 in 2017, as compared to NAL losses of 93,000 in 2016. The residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, as well as increased competition, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

•                  Other services and equipment revenues decreased by $13 million in 2017, mainly due to declines in voice equipment sales.

Other operating income increased by $29 million in 2017, mainly due to gains on sales of certain assets, the non-recurrence of a 2016 provision related to written put options issued in a 2012 TELUS International (Cda) Inc. business combination, partly offset by lower net gains and equity income related to real estate joint venture developments.

Intersegment revenues represent services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses — Wireline segment

Years ended December 31 ($ millions)	2017	2016	Change
Goods and services purchased [1]	2,351	2,339	0.5%
Employee benefits expense [1,2]	1,949	2,216	(12.0)%
Wireline operating expenses	4,300	4,555	(5.6)%

(1)         Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

(2)         Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

Total wireline operating expenses decreased by $255 million in 2017, primarily due to the following factors:

Goods and services purchased increased by $12 million in 2017, primarily due to increased external labour supporting the growing customer base, higher TV content costs mainly driven by higher numbers of TV subscribers, and higher non-labour restructuring and other costs.

Employee benefits expense decreased by $267 million in 2017, mainly due to the non-recurrence of the $235 million transformative compensation expense recorded in the fourth quarter of 2016. Excluding the transformative compensation expense, employee benefits expense decreased by $32 million. The decrease was primarily due to the non-recurrence of significant labour-related restructuring and other costs from efficiency initiatives in 2016, benefits from certain contract concessions associated with our transformative compensation, lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding acquisitions, and higher capitalized labour costs. The decrease was partly offset by an increase in the number of employees and related compensation resulting from acquisitions supporting growing TELUS Health and business process outsourcing revenue, net of the effects of foreign exchange on foreign operations.

EBITDA — Wireline segment

Years ended December 31 ($ in millions, except margins)	2017	2016	Change
EBITDA	1,675	1,323	26.6%
Add back restructuring and other costs included in EBITDA[1]	60	358	(83.2)%
Deduct net gains and equity income from real estate joint venture developments	(1)	(14)	92.9%
Adjusted EBITDA[2]	1,734	1,667	4.0%
EBITDA margin (%)	28.0	22.5	5.5	pts.
Adjusted EBITDA margin[3] (%)	29.0	28.4	0.6	pts.

(1)         Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

(2)         See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

(3)         Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income from real estate joint venture developments.

Wireline EBITDA increased by $352 million or 26.6% in 2017. Wireline Adjusted EBITDA increased by $67 million or 4.0% in 2017 due to growth in data service margins (including Internet, TELUS Health services, and TELUS TV) and our execution of cost efficiency programs, partly offset by continued declines in legacy voice services and a decline in the contribution from business process outsourcing services.

6.              Changes in financial position

Financial position at:	December 31		Change
($ millions)	2017	2016	($ millions)	(%)	Change includes:
Current assets
Cash and temporary investments, net	509	432	77	18%	See Section 7 Liquidity and capital resources
Accounts receivable	1,623	1,471	152	10%	An increase in roaming revenue accruals, as well as an increase in wireless receivables related to higher postpaid average revenue per subscriber unit per month (ARPU) and subscriber growth
Income and other taxes receivable	96	9	87	n/m	An increase in receivable for prior years due to adjustments recognized in the current period
Inventories	378	318	60	19%	An increase in wireless handset inventory
Prepaid expenses	260	233	27	12%	An increase in prepaid maintenance contracts
Current derivative assets	18	11	7	64%	An increase in the nominal amounts of restricted stock unit hedging items.
Current liabilities
Short-term borrowings	100	100	—	—	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,460	2,330	130	6%	An increase in payables associated with higher capital expenditures and higher roaming net settlements. See Note 23 of the Consolidated financial statements
Income and other taxes payable	34	37	(3)	(8)%	Instalments made during the year exceeded current income tax expense
Dividends payable	299	284	15	5%	Effects of an increase in the dividend rate, as well as an increase in the number of shares outstanding
Advance billings and customer deposits	782	737	45	6%

An increase in advance billings due to the upfront payment for hardware, maintenance and installation of a managed voice solution, as well as increased subscriber growth during the year. See Note 24 of the Consolidated financial statements

Provisions	78	124	(46)	(37)%	Payment of employee-related restructuring disbursements in excess of associated expenses. See Note 25 of the Consolidated financial statements
Current maturities of long-term debt	1,404	1,327	77	6%

An increase in outstanding commercial paper of $527, as well as amounts reclassified from long-term debt relating to the upcoming maturity of $250 of our 1.50% Notes, Series CS in March 2018, offset by redemption of $700 of our 4.95% Notes, Series CD in March 2017

Current derivative liabilities	33	12	21	n/m	An increase in the nominal amounts of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(2,306)	(2,477)	171	7%	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

Financial position at:	December 31		Change
($ millions)	2017	2016	($ millions)	(%)	Change includes:
Non-current assets
Property, plant and equipment, net	11,368	10,464	904	9%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,658	10,364	294	3%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	4,217	3,787	430	11%	Acquisitions including MTS subscribers, a pharmacy management services provider, and a business process outsourcing and contact centre services company
Other long-term assets	421	640	(219)	(34)%	A decrease in pension and post-retirement assets resulting from actuarial losses primarily arising from financial assumption changes in the pension plans.
Non-current liabilities
Provisions	492	395	97	25%	An increase due to a business acquisition provision in respect of non-controlling interests. See Note 25 of the Consolidated financial statements
Long-term debt	12,256	11,604	652	6%	See Section 7.4 Cash used by financing activities
Other long-term liabilities	847	736	111	15%

An increase in pension and post-retirement liabilities resulting from actuarial losses primarily arising from financial assumption changes in the pension plans, as well as an increase in the nominal amounts of U.S. currency hedging items. See Note 27 of the Consolidated financial statements

Deferred income taxes	2,500	2,107	393	19%	An increase in temporary differences between the accounting and tax basis of assets and liabilities, as well as the revaluation of the liability at higher future income tax rates.
Owners’ equity
Common equity	8,221	7,917	304	4%

Net income of $1,460, issue of shares in a business combination of $100, dividends reinvested and optional cash payments of $71, and other of $3, net of Other comprehensive loss of $163, and dividend declarations of $1,167. See Section 7.4 Cash used by financing activities

Non-controlling interests	42	19	23	n/m	Includes Net income of $19 and Other comprehensive income of $4.

7.              Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA — excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Years ended December 31 ($ millions)	2017	2016	Change
Cash provided by operating activities	3,947	3,219	728
Cash used by investing activities	(3,643)	(2,923)	(720)
Cash used by financing activities	(227)	(87)	(140)
Increase in Cash and temporary investments, net	77	209	(132)
Cash and temporary investments, net, beginning of period	432	223	209
Cash and temporary investments, net, end of period	509	432	77

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Years ended December 31 ($ millions)	2017	2016	Change
EBITDA (see Section 5.4 and Section 5.5)	4,774	4,229	545
Restructuring and other costs, net of disbursements	(21)	24	(45)
Employee defined benefit plans expense, net of employer contributions	15	22	(7)
Share-based compensation expense, net of payments	17	(2)	19
Interest paid, net of interest received	(532)	(506)	(26)
Income taxes paid, net of recoveries received	(191)	(600)	409
Other operating working capital changes	(115)	52	(167)
Cash provided by operating activities	3,947	3,219	728

•                  Income taxes paid, net of recoveries received, decreased in 2017. This reflected the reorganization of our legal structure which impacted the timing of cash income tax payments. See Assumptions for 2017 targets and results in Section 1.4 for additional information.

•                  For a discussion on Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) in the Consolidated financial statements.

7.3 Cash used by investing activities

Cash used by investing activities

Years ended December 31 ($ millions)	2017	2016	Change
Cash payments for capital assets, excluding spectrum licences	(3,081)	(2,752)	(329)
Cash payments for spectrum licences	—	(145)	145
Cash payments for acquisitions, net	(564)	(90)	(474)
Real estate joint ventures advances and contributions	(26)	(33)	7
Real estate joint ventures receipts	18	103	(85)
Proceeds on dispositions and Other	10	(6)	16
Cash used by investing activities	(3,643)	(2,923)	(720)

•                  The increase in Cash payments for capital assets, excluding spectrum licences for 2017 was composed of:

•                  An increase in capital expenditures of $126 million in 2017 (see Capital expenditure measures table and discussion below)

•                  Increased capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities decreased by $258 million in 2017.

•                  For 2017, there were no cash payments for acquisition of spectrum licences, compared to 2016 in which we made payments as part of an approved spectrum licence exchange.

•                  In the full year of 2017, we made cash payments for multiple business acquisitions as described in Section 1.3 including MTS, Kroll Computer Systems Inc. and Voxpro Limited.

•                  Receipts from real estate joint ventures, net of advances in 2016, resulted mainly from repayment of construction financing from the TELUS Garden® real estate joint venture as TELUS Garden opened in September 2015.

Capital expenditure measures

Years ended December 31 ($ millions, except capital intensity)	2017	2016	Change
Capital expenditures[1]
Wireless segment	978	982	(0.4)%
Wireline segment	2,116	1,986	6.5%
Consolidated	3,094	2,968	4.2%
Wireless segment capital intensity (%)	13	14	(1	)pt.
Wireline segment capital intensity (%)	35	34	1	pt.
Consolidated capital intensity[2] (%)	23	23	—	pts.

(1)              Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)              See Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased by $4 million in 2017 due to the wind-down of spectrum deployment for HSIA over LTE. This was partly offset by continuing investments in our fibre-optic network to support our small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to 5G. We also made investments in Manitoba to improve coverage, speed and capacity and to significantly enhance our customer experience while supplementing the business acquisition of MTS subscribers, dealers and network. Also in 2017, retirement of legacy CDMA network asset costs and accumulated depreciation was approximately $1 billion.

Wireline segment capital expenditures increased by $130 million in 2017 due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network, and investments to support systems reliability and operational efficiency and effectiveness. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our Business and healthcare solutions. Additionally, the increase during the year was also attributed to readying TELUS TV product in preparation for deployment, as well as increased investments in Business Solutions to upgrade our offerings in managed Internet, virtual private network, wide area network and cloud solutions. We also made infrastructure upgrades in TELUS Health.

7.4 Cash used by financing activities

Cash used by financing activities

Years ended December 31 ($ millions)	2017	2016	Change
Dividends paid to holders of Common Shares	(1,082)	(1,070)	(12)
Purchases of Common Shares for cancellation	—	(179)	179
Long-term debt issued, net of redemptions and repayment	865	883	(18)
Issue of shares by subsidiary to non-controlling interests	(1)	294	(295)
Other	(9)	(15)	6
	(227)	(87)	(140)

Dividends paid to the holders of Common Shares

In connection with dividends declared during 2017, the dividend reinvestment and share purchase plan trustee (Trustee) purchased shares from Treasury for the dividend reinvestment and share purchase plan instead of acquiring Common Shares in the stock market. During 2017, cash dividends paid to the holders of Common Shares increased, reflecting higher dividend rates under our dividend growth program, partly offset by the Trustee purchasing Common Shares from Treasury. During 2017, the Trustee purchased approximately 2 million dividend reinvestment Common Shares for $91 million, with no discount applicable. In January 2018, we paid dividends of $279 million to the holders of Common

Shares and the Trustee purchased dividend reinvestment Common Shares from Treasury for $20 million, totalling $299 million.

Purchases of Common Shares for cancellation

No Common Shares were purchased for cancellation in 2017.

Long-term debt issues and repayments

For the full year of 2017, long-term debt issues net of repayments were $865 million, a decrease of $18 million, primarily composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $527 million to a balance of $1,140 million (US$908 million) at December 31, 2017 from $613 million (US$456 million) at December 31, 2016. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•                  An increase in net draws on the TELUS International (Cda) Inc. credit facility of $6 million ($7 million net of unamortized issue costs) (US$23 million). As at December 31, 2017, net draws were $346 million ($339 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$276 million). As at December 31, 2016, net draws were $340 million ($332 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$253 million).

•                  The March 2017 issues of US$500 million of senior unsecured notes at 3.70% due September 15, 2027, and $325 million of senior unsecured notes at 4.70% due March 6, 2048. For the U.S. issuance, we have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar: U.S. dollar foreign exchange rate for the entire term of the notes by entering into foreign exchange derivatives (cross currency interest rate exchange agreements). These derivatives effectively converted the principal payments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 3.41% and an effective issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348). For additional information on these notes, refer to Note 26(b) of the Consolidated financial statements.

•                  The March 2017 repayment of $700 million of Series CD Notes.

In comparison, for the full year of 2016, long-term debt issues net of repayments were $883 million and were composed of:

•                  A net increase in commercial paper, including foreign exchange effects, of $357 million from a balance of $256 million (US$185 million) at December 31, 2015.

•                  Net draws on the TELUS International (Cda) Inc. credit facility of $340 million ($332 million net of unamortized issue costs) (US$253 million).

•                  The September 2016 public issue of US$600 million of senior unsecured notes at 2.80%, due February 16, 2027.

•                  The May 2016 repayment of $600 million of Series CI Notes.

The average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) increased to approximately 10.7 years at December 31, 2017, compared to approximately 10.4 years at December 31, 2016. Additionally, our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18% at December 31, 2017, as compared to 4.22% at December 31, 2016.

Issue of shares by subsidiary to non-controlling interests

In June 2016, we announced the completion of the agreement whereby a subsidiary issued shares to Baring Private Equity Asia, which acquired a 35% non-controlling interest in TELUS International (Cda) Inc. Cash proceeds net of issue costs were $294 million as at December 31, 2016. There was no comparable activity in 2017.

7.5 Liquidity and capital resource measures

Net debt was $13.4 billion at December 31, 2017, an increase of $0.8 billion when compared to one year earlier, resulting mainly from a net increase in commercial paper outstanding in addition to the issuances of the US$500 million of senior unsecured notes and the $325 million of senior unsecured notes, partially offset by the repayment of Series CD Notes, as described in Section 7.4.

Fixed-rate debt as a proportion of total indebtedness was 89% as at December 31, 2017, down from 92% one year earlier, mainly due to the increase in commercial paper, which emulates floating-rate debt, partly offset by the two unsecured note issuances in 2017 described in Section 7.4.

Net debt to EBITDA — excluding restructuring and other costs ratio was 2.73 times, as measured at December 31, 2017, up from 2.69 one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at December 31, 2017, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt primarily for the acquisition in 2014 and 2015 of spectrum licences for approximately $3.6 billion, and the elevated strategic capital investments in our fibre-optic network, partially offset by growth in EBITDA — excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We expect this ratio to decline in 2018 and we continue to expect it to return to within the objective range in the medium term, consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or years ended, December 31	2017	2016	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	13,422	12,652	770
EBITDA — excluding restructuring and other costs	4,913	4,708	205
Net interest cost	567	566	1
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	89	92	(3	)pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.7	10.4	0.3
Weighted average interest rate on long-term debt (excluding commercial paper) (%)	4.18	4.22	(0.04	)pts.
Net debt to EBITDA — excluding restructuring and other costs[1] (times)	2.73	2.69	0.04
Coverage ratios[1] (times)
Earnings coverage	4.6	4.0	0.6
EBITDA — excluding restructuring and other costs interest coverage	8.7	8.3	0.4
Other measures[1] (%)
Dividend payout ratio of adjusted net earnings	80	77	3	pts.
Dividend payout ratio	80	89	(9	)pts.

(1)              See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for 2017 was 4.6 times, up from 4.0 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.7, while an increase in borrowing costs reduced the ratio by 0.1.

EBITDA — excluding restructuring and other costs interest coverage ratio for 2017 was 8.7 times, up from 8.3 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout objective range of 65 to 75% of prospective net earnings per share. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. We currently expect that we will be within our objective range when considered on a prospective dividend payout ratio basis within the medium term. The historical measures for the 12-month period ended December 31, 2017, are presented for illustrative purposes in evaluating our target guideline and both exceeded the objective range.

7.6 Credit facilities

At December 31, 2017, we had available liquidity of more than $1.1 billion from the TELUS revolving credit facility, approximately $242 million of available liquidity from the TELUS International (Cda) Inc. credit facility and $116 million available from uncommitted letters of credit facilities. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of financial institutions that expires on May 31, 2021. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at December 31, 2017

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility [1]	May 31, 2021	2,250	—	—	(1,140)	1,110

(1)                                 Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. Our consolidated leverage ratio was approximately 2.73 to 1.00 as at December 31, 2017, and our consolidated coverage ratio was approximately 8.66 to 1.00 as at December 31, 2017. These ratios are expected to remain well above the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at December 31, 2017, including a U.S. dollar-denominated commercial paper program for up to US$1.0 billion within this maximum aggregate amount. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International (Cda) Inc. credit facility

As at December 31, 2017, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, (2016 — May 31, 2021), with a syndicate of financial institutions. The credit facility is composed of a US$350 million (2016 — US$115 million) revolving component and an amortizing US$120 million (2016 — US$215 million) term loan component. The credit facility is non-recourse to TELUS Corporation. As at December 31, 2017, $346 million ($339 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (US$276 million), with a weighted average interest rate of 3.32%.Subsequent to December 31, 2017, an incremental $94 million (US$75 million) was drawn. See Note 18(c) of the Consolidated financial statements for additional detail.

Other letter of credit facilities

At December 31, 2017, we had $224 million of letters of credit outstanding (2016 — $210 million) issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $116 million at December 31, 2017.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly-owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2018, and available liquidity was $400 million as at December 31, 2017. (See Note 22 of the Consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd., or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of February 8, 2018.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during 2017, or as of February 8, 2018. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets. (See discussion of risks in Section 10.7 Financing, debt requirements and returning cash to shareholders.)

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to are set out below and described in Note 4 of the Consolidated financial statements. Our policies in respect of the recognition and measurement of financial instruments are described in Note 1(c) of the Consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	Loans and receivables	X		X
Construction credit facilities advances to real estate joint venture	Loans and receivables				X
Short-term obligations	Other financial liabilities		X	X	X
Accounts payable	Other financial liabilities		X	X
Provisions	Other financial liabilities		X	X		X
Long-term debt	Other financial liabilities		X	X	X
Measured at fair value
Cash and temporary investments	Fair value through Net income	X		X	X
Long-term investments (not subject to significant influence) [1]	Available-for-sale			X		X
Foreign exchange derivatives [2]	Fair value through Net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives [2]	Fair value through Net income; part of a cash flow hedging relationship	X	X			X

(1)                                 Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured.

(2)                                 Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk arises from Cash and temporary investments, Accounts receivable and derivative financial instruments. We mitigate credit risk as follows:

•                  Credit risk associated with Cash and temporary investments is managed by ensuring that these financial assets are placed with governments, major financial institutions that have been accorded strong investment grade ratings by a primary rating agency, and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

•                  Credit risk associated with Accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. As at December 31, 2017, the weighted average age of past-due customer Accounts receivable was 60 days (2016 — 61 days).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past-due and line of business from which the customer Accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer Accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer Accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer Accounts receivable are written off directly to the doubtful accounts expense.

•                  Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in the long-term debt principal maturities chart in Section 4.3. As at December 31, 2017, we had liquidity of more than $1.1 billion available from unutilized credit facilities (see Section 7.6 Credit facilities) and $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables), and we could offer $1.2 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until April 2018. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as shown in the table in Note 4(c) of the Consolidated financial statements.

Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50 to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated commercial paper, we designate only the spot element of these instruments as the hedging item; the forward element is wholly immaterial; in respect of U.S. dollar-denominated commercial paper, we designate the forward rate.

We are also exposed to currency risk in that the fair value or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint ventures, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and as a result, their fair values will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture is not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than commercial paper and amounts drawn on our credit facilities, is fixed-rate debt (see Section 7.5). The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Other price risk

•                  Long-term investments: We are exposed to equity price risk arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

•                  Share-based compensation derivatives: We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix the cost associated with our estimate of our restricted stock units which are expected to vest and are not subject to performance conditions (see Note 14(b) of the Consolidated financial statements).

Market risks

Net income and Other comprehensive income for the years ended December 31, 2017 and 2016 could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to market risks is shown in Note 4(g) of the Consolidated financial statements.

Fair values — General

The carrying values of Cash and temporary investments, Accounts receivable, short-term obligations, Short-term borrowings, Accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our Long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in Note 4(h) of the Consolidated financial statements.

Fair values — Derivative and non-derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition, and our Long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in tables in Note 4(h) of the Consolidated financial statements.

Recognition of derivative gains and losses

Gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items, as well as gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their locations within the Consolidated statements of income and other comprehensive income, are detailed in Note 4(i) of the Consolidated financial statements.

Commitments and contingent liabilities

Contractual obligations as at December 31, 2017

($ millions)	2018	2019	2020	2021	2022	Thereafter	Total
Short-term borrowings
Interest obligations	3	—	—	—	—	—	3
Principal obligations [1]	100	—	—	—	—	—	100
	103	—	—	—	—	—	103
Long-term debt
Interest obligations	531	523	472	397	348	3,725	5,996
Principal maturities [2]	1,397	1,008	1,008	1,083	1,565	7,705	13,766
	1,928	1,531	1,480	1,480	1,913	11,430	19,762
Construction credit facilities commitment [3]	67	—	—	—	—	—	67
Minimum operating lease payments [3,4]	224	203	182	160	135	742	1,646
Occupancy costs [3]	95	91	87	84	80	379	816
Purchase obligations [5]
Operating expenditures	420	130	114	78	74	275	1,091
Property, plant and equipment, and Intangible assets	183	33	4	—	—	—	220
	603	163	118	78	74	275	1,311
Non-interest bearing financial liabilities	2,232	40	19	76	18	16	2,401
Other obligations	51	2	2	2	2	88	147
Total	5,303	2,030	1,888	1,880	2,222	12,930	26,253

(1)                       See Section 7.7 Sale of trade receivables.

(2)                       See Long-term debt maturity chart in Section 4.3.

(3)                       Construction credit facilities reflect loan amounts for a real estate joint venture, a related party. Minimum operating lease payments and occupancy costs include transactions with real estate joint ventures. See Section 7.11 Transactions between related parties.

(4)                       Total minimum operating lease payments include approximately 33% in respect of our five largest leases for office premises over various terms, with expiry dates that range between 2024 and 2036 with a weighted average term of approximately 13 years; and approximately 29% in respect of wireless site leases with a weighted average term of approximately 17 years. Total minimum operating lease payments with related parties are immaterial. See Note 19 of the Consolidated financial statements.

(5)                       Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2017. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us. (See the related risk discussion in Section 10.9 Litigation and legal matters.)

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29(a) of the Consolidated financial statements. This is a significant judgment for us (see Section 8.1 Critical accounting estimates).

Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

As at December 31, 2017, we had no liability recorded in respect of our indemnification obligations.

7.10 Outstanding share information

Outstanding shares (millions)	December 31, 2017	January 31, 2018
Common Shares	595	595
Common Share options — all exercisable (one for one)	1	1

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $50 million in 2017, as compared to $54 million in 2016. See Note 30(a) of the Consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In 2017, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of our Consolidated financial statements.

As at December 31, 2017, the proportion of space leased in the TELUS Garden office tower was approximately 99%.

For the TELUS Sky® real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2019 (approximately $82 million at December 31, 2017) and construction financing ($342 million with three Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender).

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2017. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

Examples of our significant judgments, apart from those involving estimation, include the following:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•                  In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue. See Section 8.2 Accounting policy developments below and Note 2 of our Consolidated financial statements for significant changes to IFRS-IASB which are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of revenue and the classification of revenues presented as either service or equipment revenues.

•                  We must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully depicts the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers.

•                  Principally in the context of revenue-generating transactions involving wireless handsets, we must make judgments about whether third-party re-sellers that deliver equipment to our customers are acting in the transaction as principals or as our agents. Upon due consideration of the relevant indicators, we believe the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions, as we are the primary obligor to the end-user customers. The effect of this judgment is that no equipment revenue is recognized upon the transfer of inventory to third-party re-sellers.

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization, on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The preparation of financial statements in accordance with GAAP requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segment information, see Note 5 of our Consolidated financial statements). A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows, such distinction having been significantly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure currently reported to our chief operating decision-maker are direct costs; judgment, largely based upon historical experience, is applied in apportioning indirect costs which are not objectively distinguishable between our wireless and wireline operations.

Through December 31, 2015, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as has the commercialization of fixed-wireless solutions.

It has become increasingly impractical to objectively distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments may change.

The increasing impracticality of objectively distinguishing between our wireless and wireline cash flows, and the assets from which those cash flows arise, is evidence of their increasing interdependence; this may result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single cash-generating unit for impairment testing purposes in the future. As our business continues to evolve, new cash-generating units may develop.

•                  The view that our spectrum licences granted by Innovation, Science and Economic Development Canada (ISED) will likely be renewed by ISED, that we intend to renew them, that we believe we have the financial and operational ability to renew them and, thus, that they have an indefinite life, as discussed further in Note 18(d) of the Consolidated financial statements.

•                  In connection with the annual impairment testing of Intangible assets with indefinite lives and Goodwill, there are instances in which we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence that our wireless and wireline telecommunications infrastructure technology and operations have experienced to date, and because of our continuous development. There are instances in which similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the determination of recoverable amounts used in the annual impairment testing, as discussed further in Note 18(e) of the Consolidated financial statements.

•                  In respect of claims and lawsuits, as discussed further in Note 29(a) of the Consolidated financial statements, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Examples of the significant estimates and judgments that we make, and their relative significance and degree of difficulty, are as set out in the graphic in Note 1 of the Consolidated financial statements.

Our critical accounting estimates and assumptions are described below.

General

•                  In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect the methodology or assumptions. Our statements in this MD&A regarding such consideration are made subject to the Caution regarding forward-looking statements.

•                  In the normal course, we make changes to assumptions underlying all critical accounting estimates so that they reflect current economic conditions, updated historical information used to develop the assumptions, and changes in our credit ratings, where applicable. Unless indicated otherwise in the discussion below, we expect that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a range of valid estimates.

•                  Our critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
		Operating expenses					Employee
Consolidated statements of financial position	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	Financing costs	defined benefit plans re- measurements[2]
Intangible assets, net, and Goodwill, net					X1
Employee defined benefit pension plans			X	X3	X3	X	X
Property, plant and equipment, net				X
Provisions for asset retirement obligations		X		X		X
Provisions related to business combinations	X					X
Investments	X
Accounts receivable		X
Inventories		X

(1)         Accounting estimate, as applicable to Intangible assets with indefinite lives and Goodwill, primarily relates to spectrum holdings and accordingly affects our wireless cash-generating unit.

(2)         Other comprehensive income — Item never subsequently reclassified to income.

(3)         Accounting estimate impact due to internal labour capitalization rates.

•                  All critical accounting estimates are uncertain at the time an estimate is made and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about Goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable), Current liabilities (Income and other taxes payable), Deferred income tax liabilities and Common equity (retained earnings) and Non-controlling interest. The discussion of each critical accounting estimate does not differ between our two segments, wireless and wireline, unless explicitly noted.

Intangible assets, net; Goodwill, net; and Property, plant and equipment, net

General

•                  The Intangible assets, net, line item represents approximately 36% of Total assets as at December 31, 2017 (37% as at December 31, 2016). Included in Intangible assets are spectrum licences, which represent approximately 29% of Total assets as at December 31, 2017 (31% as at December 31, 2016).

•                  The Goodwill, net, line item represents approximately 14% of Total assets as at December 31, 2017 and 2016.

•                  The Property, plant and equipment, net, line item on our Consolidated statements of financial position represents approximately 38% of Total assets as at December 31, 2017 and 2016.

•                  If our estimated useful lives of assets were incorrect, we could experience increased or decreased charges for amortization or depreciation in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future material impairment charges in respect of our Property, plant and equipment assets, our Intangible assets or our Goodwill. If Intangible assets with indefinite lives were determined to have finite lives at some point in the future, we could experience increased charges for amortization of Intangible assets. Such charges in and of themselves do not result in a cash outflow and would not immediately affect our liquidity.

The recoverability of Intangible assets with indefinite lives; the recoverability of Goodwill

•                  The carrying values of Intangible assets with indefinite lives and Goodwill are periodically tested for impairment and this test represents a significant estimate for us.

•                  The recoverable amounts of the cash-generating units’ assets have been determined based on a fair value less costs of disposal calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future. The fair value less costs of disposal and value-in-use calculations both use future cash flows and growth projections (including judgments about the allocation of future capital expenditures supporting both wireless and wireline operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital.

•                  See Note 18(e) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

The estimated useful lives of assets; the recoverability of tangible assets

•                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

•                  Assumptions underlying the estimated useful lives of assets include the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                  We review industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices; however, some assets are valued using market estimates when market prices are not readily available. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued pension benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments. The discount rate is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries, and is reviewed quarterly for significant changes. Future increases in compensation are based upon the current benefits policies and economic forecasts. We have examined our respective pension obligation and current service cost durations and observed a 10-year difference in duration. As individual discount rates more accurately reflect the obligation and current service cost, commencing in 2017, we applied a dual discount rate methodology.

•                  On an annual basis, at a minimum, the defined benefit pension plan assumptions are assessed and revised as appropriate. When the defined benefit pension plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis. Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include life expectancy, discount rates, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of assumptions that have been revised to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 15 of the Consolidated financial statements for further analysis.

•                  This accounting estimate related to employee defined benefit pension plans is in respect of components of the Operating expenses line item, Financing costs line item and Other comprehensive income line item on our Consolidated statements of income and other comprehensive income. If the future were to adversely differ from our best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, we could experience future increased (or decreased) defined benefit pension expense, financing costs and charges to Other comprehensive income.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                  Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are recognized only when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations, interpretations and jurisprudence, all of which in turn are subject to change and interpretation.

•                  Current income tax assets and liabilities are estimated based upon the amount of income tax that is calculated as being owed to taxation authorities, net of periodic instalment payments. Deferred income tax liabilities are composed of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities, as well as the income tax effect of undeducted income tax losses. The timing of the reversal of temporary differences is estimated and the income tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are, therefore, subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted income tax losses, are based upon the assessment and measurement of tax positions, as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and future cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                  This accounting estimate is in respect of material asset and liability line items on our Consolidated statements of financial position comprising less than 1% of Total assets as at December 31, 2017 and 2016, and approximately 9% of Total liabilities and owners’ equity as at December 31, 2017 (8% as at December 31, 2016). If the future were to adversely differ from our best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, we could experience material current income tax adjustments and deferred income tax adjustments. Such current and deferred income tax adjustments could result in an increase or acceleration of cash outflows at an earlier time than might otherwise be expected.

Provisions for asset retirement obligations

Certain economic assumptions used in provisioning for asset retirement obligations

•                  Asset retirement obligation provisions are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of Property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset.

•                  On an annual basis, at a minimum, assumptions underlying the provisions for asset retirement obligations include expectations, which may span numerous decades, about inflation, discount rates and any changes in the amount or timing of the underlying future cash flows. Material changes in financial position would arise from reasonably likely changes, because of assumptions that have been revised to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. The capitalized asset retirement cost is depreciated on the same basis as the related asset, and the discount accretion is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

•                  This accounting estimate is in respect of the asset retirement obligations component of the Provisions line item on our Consolidated statements of financial position, and this component comprises approximately 1% of Total liabilities and owners’ equity as at December 31, 2017 and 2016. If the provisions for asset retirement obligations were to be inadequate, we could experience a charge to Goods and services purchased in the future. A charge for an inadequate asset retirement obligation provision would result in a cash outflow proximate to the time that the asset retirement obligation is satisfied.

                        Provisions related to business combinations

Provisions for written put options

•                  In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. We provide written put options to the remaining selling shareholders whereby they could put the remaining non-controlling interests at, or after, a specified date. The acquisition-date fair values of the puttable shares held by the non-controlling shareholders are recorded as provisions.

•                  On an annual basis, at a minimum, the provisions for written put options are assessed and revised as appropriate. The provisions for written put options have been determined based on the net present values of estimated future earnings results; there is a material degree of uncertainty with respect to the estimates of future earnings results given the necessity of making key economic assumptions about the future. The amount of provisions for written put options are reasonably likely to change from period to period because of changes in the estimation of future earnings.

•                  This accounting estimate is in respect of the provisions for written put options in respect of non-controlling interests component of the Provisions line item on our Consolidated statements of financial position, and this component comprises less than 1% of Total liabilities and owners’ equity as at December 31, 2017, and NIL as at December 31, 2016. If the provisions for written put options were to be inadequate, we could experience a charge to

Operating Revenues in the future. A charge for an inadequate written put option provision would result in a cash outflow proximate to the time that the written put option is exercised.

Investments

The recoverability of long-term investments

•                  We assess the recoverability of our long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific-identification basis, taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                  The most significant assumptions underlying the recoverability of long-term investments are related to the achievement of future cash flow and operating expectations. Our estimate of the recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (we do not control the investees).

•                  Investments are included in the Other long-term assets line item on our Consolidated statements of financial position, which itself comprises approximately 1% of Total assets as at December 31, 2017 (2% as at December 31, 2016). If the allowance for recoverability of long-term investments were to be inadequate, we could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow. When there is clear and objective evidence of an increase in the fair value of an investment, which may be indicated by either a recent sale of shares by another current investor or the injection of new cash into the entity from a new or existing investor, we recognize the after-tax increase in value in Other comprehensive income (change in unrealized fair value of available-for-sale financial assets).

Accounts receivable

General

•                  When determining our allowance for doubtful accounts, we consider the business area that gave rise to the Accounts receivable, conduct a statistical analysis of portfolio delinquency trends and perform specific account identification.

•                  These accounting estimates are in respect of the Accounts receivable line item on our Consolidated statements of financial position, which comprises approximately 5% of Total assets as at December 31, 2017 and 2016. If the future were to differ adversely from our best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, we could experience an increase in the doubtful accounts expense in the future. Such doubtful accounts expense in and of itself does not result in a cash outflow.

The allowance for doubtful accounts

•                  The estimate of our allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of Accounts receivable, which can vary on a month-to-month basis. The variability of the balance of Accounts receivable arises from the variability of the amount and composition of Operating revenues and from the variability of Accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•                  We determine our allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•                  Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future offerings. Our estimate of the allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and the level of consumer acceptance of those products.

•                  This accounting estimate is in respect of the Inventories line item on our Consolidated statements of financial position, which comprises approximately 1% of Total assets as at December 31, 2017 and 2016. If the allowance for inventory obsolescence were to be inadequate, we could experience a charge to Goods and services purchased in the future. Such an inventory obsolescence charge does not result in a cash outflow.

8.2 Accounting policy developments

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018, with retrospective application. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. We will make an accounting policy choice relative to impairment, and will be using the lifetime expected credit loss approach. Based upon current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the standard.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board (IASB) on July 22, 2015; we are retrospectively applying the new standard effective January 1, 2018. The IASB and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we are materially affected by its application, as set out in Note 2(c) of the Consolidated financial statements, primarily in respect of the timing of revenue recognition, the classification of revenues, and the capitalization of costs of obtaining a contract with a customer (as defined by the new standard).

Revenue — timing of recognition; classification

The timing of revenue recognition and the classification of revenues as either service revenues or equipment revenues will be affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) will no longer be affected by the current limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless results. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows will also result in the recognition of an amount reflecting the resulting difference as a contract asset. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under the current practice (using the limitation cap methodology). Wireline results arising from transactions that include the initial provision of subsidized equipment or promotional pricing plans will be similarly affected.

Costs of contract acquisition; costs of contract fulfilment — timing of recognition

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard, but the timing of recognition will be. The new standard will result in our wireless and wireline costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice (immediately expensing such costs).

Implementation

With a view to enhancing the clarity, comparability and utility of our financial information post-implementation of the standard, we will apply the standard retrospectively, subject to permitted and elected practical expedients. We are using the following practical expedients provided for in, and transitioning to, the new standard:

•                  No restatement for contracts that were completed as at January 1, 2017, or earlier.

•                  No restatement for contracts that were modified prior to January 1, 2017. The aggregate effect of all such modifications will be reflected when identifying satisfied and unsatisfied performance obligations and the transaction prices to be allocated thereto and when determining the transaction prices.

•                  No disclosure of the aggregate transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations for periods ending prior to January 1, 2018.

For purposes of applying the new standard on an ongoing basis, we are using the following practical expedients provided for in the new standard:

•                  No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of the contract, we expect that the effect of the financing component is not significant at the individual contract level.

•                  No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

•                  When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts in which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

For purposes of applying the new standard on an ongoing basis, we must also make incremental judgments in respect of the new standard:

•                  In respect of revenue-generating transactions, we must make judgments about how to determine the transaction prices and how to allocate those amounts amongst the associated performance obligations. It is our judgment that, where applicable, it is most appropriate to use a contract’s minimum transaction price (the “minimum spend” amount required in a contract with a customer) as the contract’s transaction price as it best reflects the enforceable rights and obligations of the contract. The contract’s transaction price is allocated based upon the stand-alone selling prices of the contracted equipment and services included in the minimum transaction price.

•                  We compensate third-party re-sellers and our employees for generating revenues, and we must exercise judgment as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized. We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining contracts with customers should be capitalized and subsequently amortized on a systematic basis, consistent with the satisfaction of our associated performance obligations.

Judgment must also be exercised in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. Such fulfilment costs are those incurred to set up, activate or otherwise implement access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant and equipment and intangible assets.

IFRS 16, Leases

In January 2016, the IASB released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. We are currently assessing the impacts and transition provisions of the new standard; however, we are currently considering applying the new standard retrospectively, effective January 1, 2019. The IASB and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including those for most leases that would be currently accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would currently be accounted for as operating leases; the IASB expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in most non-executory lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased; reported operating income would thus be higher under the new standard.

Relative to the results of applying the current standard, although the actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the payments of the “principal” component of leases that would currently be accounted for as operating leases being presented as a cash flow use within financing activities under the new standard.

Implementation

As a transitional practical expedient permitted by the new standard, we do not expect to reassess whether contracts are, or contain, leases as at January 1, 2019, using the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases and IFRIC 4, Determining whether an Arrangement Contains a Lease will be a part of the transition to the new standard. Only contracts entered into (or changed) after January 1, 2019, will be assessed for being, or containing, leases using the criteria of the new standard.

Other issued standards

Other issued standards required to be applied for periods beginning on or after January 1, 2018, are expected to have no significant effect on our financial performance or disclosure.

9.              General trends, outlook and assumptions

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

9.1 Telecommunications industry in 2017

We estimate that Canadian telecommunications industry revenues (including TV and excluding media) grew by approximately 3% to approximately $62 billion in 2017. Wireless and data services continue to drive ongoing industry growth. Consumer communication and entertainment consumption behaviours continue to demonstrate a strong preference for data-rich applications and data-intensive smartphones and tablets.

TELUS’ revenues of $13.3 billion represented approximately 21% of industry revenues, with wireless products and services representing 57% of our total revenues. In our wireline business, growth in high-speed Internet access, enhanced data, TV and business process outsourcing services has more than offset the decline in demand for legacy services.

Wireless

Based on publicly reported results and estimates, in 2017, the Canadian wireless industry experienced network revenue growth of approximately 7% and EBITDA growth of approximately 7%. TELUS wireless network revenue growth was 6.5%, and TELUS wireless Adjusted EBITDA grew by 5.2%.

We estimate that the Canadian wireless industry added approximately 1.3 million new subscriber units in 2017, compared to approximately one million in 2016. This was supported by immigration and population growth; the trend toward multiple devices, including tablets; the expanding functionality of data and related applications; and mobile adoption by both younger and older generations. The wireless penetration rate increased to approximately 86% in Canada, with further increases in penetration expected to continue in 2018. By comparison, the wireless penetration rate in the U.S. is well over 100%, while in Europe and Asia it is even higher, suggesting an opportunity for continued growth in Canada.

In 2017, the wireless market was characterized by heightened retention and acquisition activity and the associated high costs of device subsidies on two-year contracts, a heightened level of competitive intensity, and the continued adoption of higher-value, data-centric smartphones. While higher handset costs, increased subsidies and the frequency of customer device upgrades put pressure on industry margins, adoption of the latest smartphones generally has a positive impact on average revenue per subscriber unit per month (ARPU) and churn rates. Blended ARPU also continues to increase as data consumption on 4G LTE and LTE advanced (LTE-A) devices and networks rises and as consumers continue to adopt higher bucket and shared family data plans, as well as Premium Plus rate plans, which offer higher device subsidies upfront for a higher recurring monthly fee.

The Canadian wireless industry continues to be highly competitive and capital-intensive. In March, BCE acquired Manitoba Telecom Services (MTS). At the same time, TELUS acquired a portion of MTS’ postpaid wireless subscribers and dealer locations in Manitoba. Both companies committed to incremental investments in the province of Manitoba. TELUS has invested more than $70 million in Manitoba over the past two years.

In June, Shaw Communications announced the divestiture of its U.S. call centre subsidiary, and used a portion of the proceeds to fund the acquisition of the 700MHz and 2500 MHz spectrum licences from Quebecor Media Inc. Shaw’s Freedom Mobile has since focused on the build-out of an urban LTE network in major cities in Alberta, B.C. and Ontario. Shaw reached an agreement with Apple Inc. enabling it to offer iPhone products beginning in December 2017. Shaw’s re-farming of AWS-1 spectrum and deployment of 2,500 MHz spectrum is expected to be completed in 2018, and will make older smartphone versions (iPhones and Galaxy) compatible with Freedom’s LTE network.

Wireline

Canada’s four major cable-TV companies had an estimated base of approximately 4 million telephony subscribers at the end of 2017. This represents a national consumer market share of approximately 42%, up from approximately 40% in 2016. Other non-facilities-based competitors also offer local and long distance voice over IP (VoIP) services and resell high-speed Internet solutions. This competition, along with technological substitution to wireless services, continues to erode the number of residential network access lines and associated local and long distance revenues, as expected.

Although the consumer high-speed Internet market is maturing, with a penetration rate of approximately 85% in Western Canada and 83% across Canada, subscriber growth is expected to continue over the coming years. The four major cable-TV companies had an estimated 6.7 million Internet subscribers at the end of 2017 (50% market share), up 3% from approximately 6.5 million at the end of 2016. Telecommunications companies had approximately 6.5 million Internet subscribers (48% market share), up 3% from approximately 6.3 million at the end of 2016. We continue to make moderate market share gains, due to the expansion of our fibre-optic network and the pull-through of subscribers from our IP-based TELUS TV service.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry. Popular online video services are providing Canadians with more choice about where, when and how to access their video content. In 2017, Canadian IP TV providers increased their subscriber base by an estimated 6% to 2.7 million through expanded network coverage, enhanced differentiated service offerings, and marketing and promotions focused on IP TV. Despite this IP TV growth, combined cable-TV and satellite-TV subscriber penetration was flat. We estimate that the four major cable-TV companies have approximately 5.8 million TV subscribers or a 52% market share, consistent with 52% at the end of 2016. The balance of industry subscribers were served by satellite-TV and regional providers.

In 2017, our primary Western Canadian cable-TV competitor, Shaw Communications, launched BlueSky TV, based on Comcast’s X1 TV platform, offered alongside larger Internet data plans introduced in the second half of 2016. Both Rogers and Quebecor have announced their intention to adopt the Comcast X1 TV platform in 2018. Our IP-based Optik TV platform continues to have numerous service leadership advantages over this cable platform, including: flexible pricing, plans and packaging available to all customers; picture clarity and quality; content depth and breadth, including 4K content, as well as more HD, video on demand, sports, multicultural and OTT content, such as 4K Netflix and the latest YouTube app, that can be paired with a smartphone or tablet to allow casting; and the number of ways customers can access content, including wireless set-top boxes, Restart TV, higher capacity PVR and Optik TV on the go with two times the number of live TV channels compared to our cable competitor.

9.2 Telecommunications industry general outlook and trends

Wireless

Wireless growth continues to be driven by increasing data usage and adoption, including: higher-value smartphones, shared family data plans and tablets, as well as growth in machine-to-machine (M2M) devices and the Internet of Things (IoT). In addition, consumers continue to replace wireline access with wireless access and related data services. These trends are expected to continue to increase the demand for wireless data for the foreseeable future. Industry ARPU growth is expected to continue, although perhaps at a more modest rate.

While LTE and LTE-A technologies increase download speeds, encourage data usage and improve the customer experience, increasing data traffic demands pose challenges to wireless networks. (See High demand for data challenges wireless networks and may be accompanied by increases in delivery cost in Section 10.3 Technology.)

M2M and IoT technologies connect communications-enabled remote devices via wireless networks, allowing them to exchange key information and processes. Advanced platforms and networks are already in place in industries such as utilities, agriculture and fleet management, with deployment ongoing in other industries such as vehicle insurance, retail, food services, consumer utilities and healthcare. These and other industries are looking to IoT, combined with other applications, to drive value from their connections. IoT represents a meaningful opportunity for growth in mobility products and services in terms of secure connectivity, customer value and efficiency. While M2M applications generally have lower ARPU, they tend to generate high service volumes with low or no subsidy costs, thereby supporting both revenue growth and margins.

Digital identity is the common enabler for online service delivery and a driver of Canada’s digital economy. TELUS is taking a leadership position in this space, facilitating a user-centric, private and secure experience.

5G has begun to play a mainstream role in technology evolution and innovation globally. Investing in 5G will drive capex savings by allowing us to provide high-speed Internet services over wireless in less urban areas, as well as improved cost savings and innovative services in industrial automation, transportation and telehealth. Driven by significantly faster speeds, lower latencies, improved reliability and attractive economics, 5G will enable a host of new applications:  for industries, remote operations, industrial control, and manufacturing automation; for consumers, home automation, autonomous vehicles, as well as wireless to the home connectivity with speeds comparable to wired networks; and for healthcare, converged solutions for hospitals, clinics and remote patient monitoring. 5G is essential to Canada’s digital future and is expected to generate significant innovation, growth and productivity. Therefore, TELUS is requesting Innovation, Science and Economic Development Canada (ISED) and other policy makers to launch consultations as soon as possible on 3.5 GHz and mmWave spectrum so that Canada does not risk missing the early deployment of the next major technological evolution. Current trials show that mmWave delivers the richest 5G experience, albeit in a localized fashion, whereas 3.5 GHz is key for broader 5G coverage. TELUS maintains the world’s fastest 5G network trial speed, at just under 30 Gbps.

Wireline

The traditional wireline telecommunications market is expected to remain very competitive in 2018 as technology substitution — such as the broad deployment of higher-speed Internet; the use of email, messaging and social media as alternatives to voice services; and the growth of wireless and VoIP services — continues to replace higher-margin legacy voice revenues. In our traditional operating areas of B.C. and Alberta, it is estimated that 45% of households no longer have a fixed line and 26% of households no longer have a broadcast TV service. Although we are a key provider of these substitution services, the decline in this legacy business continues as anticipated. Our long-standing growth strategy remains focused on wireless, data and IP-centric wireline capabilities.

The popularity of viewing TV and on-demand content anywhere, particularly on handheld devices, is expected to continue to grow as customers adopt services that enable them to view content on multiple screens. Streaming media providers continue to enhance over-the-top (OTT) streaming services in order to compete for a share of viewership in response to evolving viewing habits and consumer demand. Studies suggest that 41% of Canadian households had a subscription to Netflix at the end of 2017. Amazon Prime video streaming service launched in Canada in late 2016, and other streaming TV services are expected to follow with service launches in Canada.

TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. Bell Media offers a content streaming service through Crave TV. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, provide customers with flexible options to choose the content they want and encourage greater customer use of the TELUS high-speed Internet and wireless networks. We continue to enhance our Optik TV service with additional content and capabilities, including ultra-high-definition 4K content, multi-cultural content and distribution deals with OTT content providers such as Netflix and Crave TV. In April, TELUS launched a new OTT-friendly basic TV offering called Pik TV, which allows customers to access live TV and streaming apps like Netflix and YouTube, flexibly and affordably, through a self-install media box.

Telecommunications companies continue to make significant capital investments in broadband networks, with a focus on fibre to the premises or home (FTTP/FTTH) to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable-TV companies continue to evolve their cable networks with the gradual roll-out of the DOCSIS 3.1 platform. Although this platform increases speed in the near term and is cost-efficient, it does not offer the same advanced capabilities as FTTP over the longer term. Our Optik TV capable footprint covers more than 3 million households and businesses, with approximately 93% having access to speeds of at least 50 Mbps, enabling us to deliver a better customer experience. In addition, at the end of 2017, our fibre-optic network was available to approximately 1.44 million homes and businesses. Advances in LTE wireless technology and our extensive LTE network also increasingly allow us to target otherwise underserved areas with a fixed wireless solution.

Combining wireline local and long distance voice services with wireless and high-speed Internet access and entertainment services, telecommunications companies are focused on offering bundled products to achieve competitive differentiation and provide customers with more flexibility and choice on networks that can reliably support these services. Our broadband investments, including the build-out of our FTTP broadband network, our premium differentiated IP-based Optik TV service and integrated bundled service offerings, continue to enhance our competitive position and customer loyalty relative to our main cable-TV competitor.

As the industry moves to 5G wireless in the coming years, we expect to be operating on, and providing services over, a more converged network. The lines between wireline and wireless will continue to blur based on how we deliver services to customers and how customers use those services. As our broadband network continues to expand and 5G begins to be commercialized in the coming years, we expect to benefit from the flexibility of determining the most efficient way to deliver services across our footprint. We do not expect to have to build fibre to every home, but rather we believe that there will be options to support parts of our broadband footprint wirelessly with 5G.

TELUS is also a member of the Canadian Digital Supercluster and the Smart Agri-food Supercluster consortiums that have been shortlisted to phase two of the application process for funding through the federal government’s Innovation Superclusters Initiative. The mission of the Supercluster consortiums with which we are involved is to leverage the power of data collection, analysis and visualization in order to realize innovations that deliver economic growth, new skilled jobs and improved health, social and environmental outcomes that benefit Canadians from coast to coast to coast.

Additional wireline capabilities

In the business market (enterprise and small and medium-sized businesses, or SMB), the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape the competitive environment, with non-traditional providers increasingly blurring the lines of competition and business models. Cable-TV companies continue to make investments to better compete in the highly contested SMB space. Telecommunications companies like TELUS are providing network-centric managed applications that leverage their significant FTTP investments, while IT service providers are bundling network connectivity with their proprietary software as service offerings.

The development of IP-based platforms providing combined IP voice, data and video solutions creates potential cost efficiencies that compensate, in part, for the loss of margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions and business process outsourcing that could have a greater business impact than traditional telecommunications services. Data security represents both a challenge and an opportunity for TELUS to provide customers with our data security solutions. Increasingly, businesses are looking to partner with their communications service provider to address their business goals and challenges, and to tailor cloud-based solutions for their needs that leverage telecommunications in ways not imagined 10 years ago. Cloud computing is changing service delivery to always-on and everything-as-a-service, and strong growth is expected in this area. TELUS offers Network as a Service capabilities that provide businesses the option of an IT network as a service over the Internet, mirrored across multiple locations, based on a self-serve platform that reduces deployment cycles and reliance on IT specialists.

Healthcare is expected to be a growth area in future years, based on an aging population in Canada, an increasing emphasis on chronic disease management, and the potential benefits that technology can deliver in terms of efficiency and effectiveness within the sector. We are leveraging our expanding broadband network to increase the availability, integration and effectiveness of our innovative tools and applications across the primary care ecosystem in order to position ourselves to compete for the anticipated future growth in this sector. These tools include personal health records to facilitate self-management of healthcare data, electronic drug prescriptions with online insurance validation by the physician, and home health monitoring devices and data capture with caregiver oversight. The digitization of everyday functions in the healthcare ecosystem, combined with broadband network connectivity, provides an open platform that can support the development and delivery of even more advanced health applications. Our home health monitoring is being implemented in B.C. following a successful pilot which demonstrated reductions in hospitalizations, positive patient experiences and significant cost reductions. Pharma Space®, our online pharmacy service that helps patients manage their prescriptions through features like scheduling online reminders and automatic refills, is now being accessed by more than 300,000 customers. In 2017, TELUS commenced a partnership with Canada Health Infoway to develop and administer PrescribeIT, an open, national e-prescribing service. Our acquisition of Kroll Computer Systems enhanced geographic reach, expertise and the quality of our product offering as a national pharmacy management services provider. In 2017, we also launched MedDialog, a national clinical solution that allows doctors to communicate electronically with other physicians regarding care of their patients directly from their electronic medical records.

TELUS International (TI), our leading global business process and information technology (IT) outsourcing provider, continues its expansion through organic growth and strategic acquisitions (see Section 1.3 Highlights of 2017 for further details). From our successful inception 12 years ago in the Philippines, established to support TELUS’ growing customer service needs, TI has grown exponentially in size, scope and geographic diversity to deliver exceptional customer experiences for some of the world’s most iconic brands from sites in North and Central America, Europe and Asia. Notably, the acquisition of Xavient Information Systems, a global IT consulting and next-generation software services company, accelerates TI’s ability to expand its global IT services offering with the addition of advanced, next-generation IT consulting and delivery capabilities, including Artificial Intelligence (AI)-powered Digital Transformation services, User Interface/User Experience (UI/UX) design, Open Source Platform services, Cloud services, OTT solutions, IoT, Big Data services, DevOps, and IT Lifecycle services, in order to provide a more comprehensive suite of services to existing and prospective clients. TI strengthens TELUS’ ability to provide global clients with leading, differentiated services that align with our top priority of delivering the best customer experience to all our customers.

As technology in our industry continues to change rapidly and customer demand continues to grow, and as Canada evolves toward a more digital economy, we are committed to evolving our business to offer innovative and reliable services and thought leadership in core future growth areas that are complementary to our traditional business. This — along with our intense focus on leadership in delivering an enhanced customer experience — positions us for continued differentiation and growth.

9.3 TELUS assumptions for 2018

In 2018, we expect growth in both wireless and wireline EBITDA, driven by the continued high demand for data services and high-speed Internet access in our wireless and wireline products and services; our consistent strategic focus on our core wireless and wireline capabilities (see Section 2.2 Strategic imperatives, Section 3 Corporate Priorities and Section 4 Capabilities); significant ongoing investments in our leading broadband networks; continued efforts to enhance operational efficiency; and our sustained focus on an enhanced customer experience across all areas of our operations.

Our assumptions in support of our 2018 outlook are generally based on the industry analysis above, including our estimates regarding economic and telecom industry growth (see Section 1.2 The environment in which we operate), as well as our 2017 results and trends discussed in Section 5. Our key assumptions include the following:

•                  Slightly slower rate of economic growth in Canada in 2018, estimated to be 2.2% (3.1% in 2017). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in B.C. will be 2.5% in 2018 (3.4% in 2017), and that economic growth in Alberta will be 2.4% in 2018 (3.9% in 2017).

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from growth in both postpaid subscriber loading and blended ARPU.

•                  Continued pressure on wireless acquisition and retention expenses, dependent on gross loading and customer renewal volumes, competitive intensity and customer preferences.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued erosion of wireline voice revenue, resulting from technological substitution and greater use of inclusive long distance and lower wholesale volumes.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Employee defined benefit pension plans: Pension plan expense of approximately $97 million recorded in Employee benefits expense and approximately $14 million recorded in employee defined benefit pension plans net interest in Financing costs; a 3.40% rate for discounting the obligation and a 3.50% rate for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $50 million.

•                  Restructuring and other costs of approximately $135 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with the home security customer acquisition.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.7 to 27.3% and cash income tax payments of approximately $170 to $230 million (2017 — $191 million). Cash tax payments are expected to be relatively consistent with 2017.

•                  Further investments in broadband infrastructure as we approach nearly 50% of our targeted coverage footprint, including expanding our fibre-optic network and 4G LTE capacity expansion and upgrades, as well as investments in network and systems resiliency and reliability.

•                  No wireless spectrum auctions anticipated in 2018.

•                  Stabilization in the average Canadian dollar: U.S. dollar exchange rate (U.S. 77 cents in 2017).

9.4 Telecommunications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED) and the Minister of Canadian Heritage.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis and description of all of the specific issues described. Although we have indicated where we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.4 Regulatory matters.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

600 MHz spectrum repurposing decision released

On August 14, 2015, ISED published Decision on Repurposing the 600 MHz Band, SLPB-004-15. In its decision, ISED announced its intention to jointly repack the 600 MHz band in line with the U.S. and to adopt the 70 MHz mobile band plan arising from the Federal Communications Commission (FCC) Incentive Auction. On August 4, 2017, ISED released a Consultation on a Technical, Policy and Licensing Framework for Spectrum in the 600 MHz band that proposed a 30

MHz set aside for facilities-based operators with less than 10% mobile subscriber market share. An auction of 600 MHz spectrum in Canada is not expected until 2019 and there is a high risk that the final rules favour certain carriers.

On June 5, 2017, ISED released a Consultation on Releasing Millimetre Wave Spectrum to Support 5G.  It is expected that ISED will publish its decision on this consultation in 2018 and then consult on licensing frameworks (i.e. auction rules and conditions of licence) for the 28 GHz and 37-40 GHz bands. There is a risk that any auction rules favour certain carriers.

On October 6, 2017, ISED released a Consultation on the Spectrum Outlook 2018 — 2022. There is a risk that bands identified as promising for mobile service are not allocated for mobile service or are delayed in being allocated.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

CRTC decision on Review of the Wireless Code

On June 15, 2017, the CRTC issued Review of the Wireless Code, Telecom Regulatory Policy CRTC 2017-200. The major changes to the Wireless Code relate to: (i) the removal of unlocking fees and the requirement to sell all devices unlocked as of December 1, 2017; (ii) changes to the bill management features about how the $50 data usage cap and $100 data roaming cap are calculated and how consent to obtain additional usage is obtained; and (iii) amendments to the mandated trial period for customers who obtain a postpaid wireless contract. Changes to the Wireless Code were to be implemented by December 1, 2017. On November 16, 2017, TELUS filed an application to the CRTC seeking an extension to the new bill management requirements to March 31, 2018. The CRTC has not yet ruled on this request, but we do not expect a significant impact on TELUS regardless of whether the extension is granted. TELUS completed its implementation process for all other requirements by the December 1, 2017 deadline.

CRTC decision to require pro-rated refunds

On May 5, 2016, the CRTC issued Quebecor Media Inc. — Prohibition of 30-day cancellation policies — Application regarding pro-rated refunds for cancelled services, Telecom Decision CRTC 2016-171, in which the CRTC, among other things, mandated that all service providers are to provide pro-rated refunds to customers who cancel telecommunications and broadcasting service contracts. This decision was unexpected, in that it was contradicted by guidance that TELUS and third parties had received from CRTC staff following a 2014 CRTC decision regarding prohibition of a notice period for cancellation of services and in light of past decisions on the Wireless Code and notice of cancellation policies that had not mandated pro-rated refunds. The decision impacts billing systems, with no transition period provided to implement the required changes. On July 4, 2016, TELUS filed an application with the CRTC seeking guidance and clarification that the decision does not apply with respect to wireless services with a subsidized device, usage-based services and local telephone service in non-forborne exchanges. TELUS also requested an extension of time to implement the decision. At the CRTC’s request, TELUS filed further submissions on August 14, 2017, and September 5, 2017. The CRTC has yet to issue a decision on this matter. The potential impact of this decision is not expected to be material.

Wireline wholesale services followup

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed Internet access service for ISP competitors. This will include access to FTTP facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell Aliant, Bell Canada, Cogeco, Rogers and Videotron). The CRTC initiated a followup proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions.

The FTTP followup activities directed in Telecom Policy CRTC 2015-326 remain ongoing. Associated tariff and cost study reviews have been completed for Bell, Rogers, Videotron and Cogeco and a decision is pending. For the second phase, which involves FTTP wholesale services for the rest of Canada (including TELUS’ serving territories), a proceeding on technical configurations commenced in 2017, and the associated cost study and tariff review will follow. TELUS anticipates no material adverse impact in the short term from the CRTC’s decision. Given the phased implementation of the mandated provision of wholesale access to our FTTP networks, it is too early to determine the impact this decision will have on TELUS in the longer term. The determination that the provision of access to unbundled local loops to competitors will no longer be mandated and will be phased out over a three-year transition period is not expected to have a material impact on TELUS.

Wireless wholesale services roaming tariffs

On May 5, 2015, the CRTC determined that it would regulate the wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge other wireless carriers. Proposed final tariff rates were filed by TELUS, Rogers and Bell on November 23, 2015, based on the CRTC’s Phase II costing approach. A decision on the final rates from the CRTC is pending. Interim rates are currently in place. While TELUS does not currently expect that the decision will have a negative material impact, the impact will be assessed once the final wholesale roaming rates have been approved.

Governor in Council’s order to the CRTC to reconsider wireless service providers’ wholesale mobile roaming service tariffs

The Governor in Council has ordered the CRTC to reconsider Wholesale mobile wireless roaming service tariffs - Final terms and conditions, Telecom Decision CRTC 2017-56. The CRTC has been ordered to reconsider whether Wi-Fi networks could be considered as a home network for service providers seeking mandated roaming. The CRTC’s reconsideration is to be completed by March 31, 2018. In response to this request, the CRTC has issued Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service, Telecom Notice of Consultation CRTC 2017-259, thereby initiating a proceeding to review this matter. Subsequent to the Governor in Council’s order, TNW Wireless Inc. brought an application requesting the CRTC to order TELUS and Bell Mobility to each provide wholesale roaming for a primarily Wi-Fi based service offering. The CRTC will render its decision in TNC 2017-259 and then consider whether TNW Wireless is entitled to mandated roaming. The proceeding initiated by TNC 2017-259 is now complete and a decision is pending from the Commission. It is too early to determine what impact a decision further to TNC 2017-259 may have on TELUS. This decision may broaden competition in wireless services if mandated roaming is allowed. The CRTC has stated that it will not rule on the TNW application until after it has rendered a decision in the proceeding initiated by TNC 2017-259.

Phase-out of local service subsidy regime

On April 6, 2017, the CRTC issued Telecom Notice of Consultation CRTC 2017-92, in which it sought comments on its proposed approach to the phase-out of the local service subsidy regime and associated policies. This notice is part of the followup activities resulting from Modern telecommunications services — The path forward for Canada’s digital economy, Telecom Regulatory Policy CRTC 2016-496, issued on December 21, 2016. TELUS continues to have the obligation to provide local telephone service in all exchanges, which our competitors do not have. TELUS participated in this proceeding to seek greater pricing flexibility in regulated high cost exchanges if subsidies are removed and to ensure that we are compensated for any obligation to serve. TELUS and other parties filed their final comments in this proceeding on  September 29, 2017. A decision is expected in 2018. It is too early to determine the potential impact of the proceeding on TELUS.

Development of the CRTC’s new broadband funding regime

On April 25, 2017, the CRTC issued Development of the Commission’s broadband funding regime, Telecom Notice of Consultation CRTC 2017-112. This consultation follows on the CRTC’s Modern telecommunications services decision issued on December 21, 2016, in which the CRTC set a new universal service objective that included fixed and mobile wireless broadband Internet access services and stated that it would begin to shift the focus of its current regulatory frameworks from wireline voice services to broadband in order to assist in expanding the availability and adoption of broadband Internet access services. The CRTC also set out its preliminary views on the establishment of a new broadband funding mechanism in that decision. In Notice of Consultation 2017-112, the CRTC called for comments on the various issues pertaining to the establishment of the new broadband funding regime, including governance of the new fund, operating and accountability frameworks, as well as eligibility and assessment criteria for proposed projects. The CRTC also sought comments on its preliminary views on the new broadband fund set out in Telecom Regulatory Policy 2016-496. TELUS filed its final submission on December 18, 2017, and is now awaiting the CRTC’s decision. It is too early to determine the potential impact that this proceeding may have on TELUS.

9-1-1 networks

On March 29, 2016, the CRTC issued Establishment of a regulatory framework for next generation 9-1-1 in Canada, Telecom Notice of Consultation CRTC 2016-116. The CRTC announced this proceeding to establish a regulatory framework for next generation 9-1-1 services that will take into account the evolving public safety needs of Canadians, in that next generation 9-1-1 services will provide access to new and innovative 9-1-1 capabilities. TELUS participated in an oral hearing phase of the proceeding in mid-January 2017 and filed its final comments on January 31, 2017. It is not expected that the CRTC’s review will have a material impact on TELUS’ operations.

Review of tariffs for aggregated wholesale high-speed access services

The CRTC is conducting a review of cost studies and rates associated with aggregated wholesale high-speed access services, which are services provided by incumbent local exchange carriers (ILECs) and cable companies on their respective DSL and cable facilities to ISPs, which then resell high-speed Internet services. Aggregated wholesale services are expected to be phased out once disaggregated wholesale services are in place. The review is now complete and a decision from the CRTC is pending. It is not expected that the outcome of this review will have a material impact on TELUS.

Broadcasting-related issues

Broadcasting distribution undertaking licences held by TELUS

TELUS’ regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted a series of administrative renewals, which extended the licence terms to May 31, 2018. TELUS has filed applications for new broadcasting distribution licences to serve markets in British Columbia and Alberta that exceed the 20,000 subscriber threshold for exemption, and a public hearing was held in October 2017 to consider these applications. TELUS’ regional broadcasting distribution licence to serve Quebec expires in August 2018, and as part of the renewal process, TELUS has filed an application to return its province-wide regional licences in favour of operating on an exempt basis in each of its currently licensed serving areas in Quebec. In July 2014, the CRTC approved our application for a licence to operate a national pay-per-view service (scheduled to expire on August 31, 2020). TELUS’ licence to operate a national video-on-demand service was renewed to August 31, 2023 as part of Broadcasting Decision CRTC 2018-20.

Enforcement of vertical integration framework

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by companies that own both programming services and distribution networks (vertically integrated broadcasting companies). The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. Following the CRTC’s “Let’s Talk TV” proceeding in 2014, the CRTC further expanded its ability to deal with anti-competitive conduct by replacing the code of conduct with a new Wholesale Code that has been made enforceable by conditions of licence. This new Wholesale Code includes many new provisions to address abusive practices by vertically integrated broadcasting companies regarding the carriage of their programming services. In particular, the new Wholesale Code sets out a list of prohibited conduct and criteria to determine the fair market value of programming services in order to ensure that vertically integrated entities are prevented from artificially inflating the cost of services for their competitors. Bell Canada was granted leave to appeal the CRTC’s decision relating to the new Wholesale Code and the appeal was heard at the Federal Court of Appeal November 14, 2017.

Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors could unfairly raise programming costs for non-vertically integrated companies such as TELUS, and/or attempt to withhold content on digital media platforms, such as Internet and mobile platforms, or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers. See Vertical integration into broadcast content ownership by competitors in Section 10.2.

Review of Canada’s cultural policies

On September 28, 2017, the Minister of Canadian Heritage announced a new policy framework for a Creative Canada.  This policy framework focuses on 1) investing in Canadian creators and cultural entrepreneurs; 2) promoting discovery and distribution of Canadian content at home and globally; and 3) strengthening public broadcasting and support for local news. The Minister has indicated in her official speech unveiling this new policy framework that the federal government would not support any new levy on Internet service providers, similar to the levy on broadcasting distribution undertakings. As a result, this new policy framework is not expected to have any negative material impact on TELUS.

Review and modernizing of the Broadcasting Act and Telecommunications Act

In its budget announcement on March 22, 2017, the federal government recognized the impact of the digital age on Canada’s media and broadcasting industries and indicated its intention to review and modernize the Broadcasting Act and the Telecommunications Act, looking specifically at issues relating to content creation in the digital age, net neutrality and cultural diversity. This announcement dovetails with CRTC consultations regarding distribution models of the future, described below. It is not expected to have any material negative impact on TELUS.

CRTC ordered to report back to federal government on distribution models of the future

On September 22, 2017, the Governor-in-Council (federal cabinet) issued an Order in Council pursuant to section 15 of the Broadcasting Act to request that the CRTC hold hearings and report on distribution models of the future and how Canadians will access programming. The deadline for the CRTC’s report back to the federal government is June 1, 2018. On October 12, 2017, the CRTC launched a two-phase consultation process, which began with a written process on December 1, 2017. TELUS participated in the first phase, and will participate in the second phase by the February 13, 2018, deadline. While the CRTC’s report to the federal government will likely form part of the record for the parallel review of the Broadcasting Act and Telecommunications Act, it is not expected to have any negative material impact on TELUS.

Review of the Copyright Act and Copyright Board

The Copyright Act’s mandated five-year review was due in 2017 and the process for review was announced in December 2017. Hearings are to be conducted by the Standing Committee for Industry, Science and Technology, in co-operation with the Standing Committee on Canadian Heritage, and are expected to begin in early 2018. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers. As a result, changes to the Copyright Act are not expected to have any negative material impact on TELUS.

North American Free Trade Agreement Negotiations

The Office of the United States Trade Representative has released its summary of objectives for the renegotiation of the North American Free Trade Agreement (NAFTA) between Canada, the United States and Mexico. The United States government has identified a number of items, including trade in services (including telecommunications services), digital trade in goods and services and cross-border data flows, intellectual property (including copyright) and competition policy, among others, as potential items for negotiation. The Government of Canada has since outlined Canada’s 10 priorities for NAFTA renegotiation, none of which include detailed telecommunications or intellectual property objectives. On the issue of cultural exemptions, the Government of Canada has clearly stated that it is committed to maintaining the current exemption for the cultural industries found in NAFTA. NAFTA negotiations have begun and are ongoing. It remains unclear what issues will be negotiated, the outcome of negotiations, and the potential impact that the NAFTA negotiations may have on TELUS.

10.       Risks and risk management

10.1 Overview

In the normal course of our business activities, we are exposed to both risks and opportunities. Risk oversight and management processes are integral elements of our risk governance and strategic planning efforts.

Board risk governance and oversight

We maintain strong risk governance and oversight practices, with risk oversight responsibilities as outlined in the Board’s and the Board committees’ terms of reference. The Board is responsible for ensuring the identification of material risks to our business and overseeing the implementation of appropriate systems and processes to identify, monitor and manage material risks.

In addition:

•                  Risks on the enterprise key risk profile are assigned for Board or committee oversight

•                  Board committees provide updates to the Board on risks overseen by those committees based on their respective terms of reference

•                  Board or Board committees may request risk briefings by our executive risk owners. The Vice-President, Risk Management and Chief Internal Auditor attends and/or receives a summary of these briefings.

Risk governance and culture

We have a strong risk governance culture across TELUS that starts with clear risk management leadership and transparent communications, supported by our Board and Executive Leadership Team. Accountability for the management of risks and reporting of risk information is clearly defined through our approach to risk governance.

Training and awareness programs, appropriate resources and risk champions help to ensure we have the risk management competencies necessary to support effective decision-making across the organization. Ethics are integral to TELUS’ risk governance culture and our code of ethics and conduct directs team members to meet the highest standards of integrity in business decisions and actions.

Responsibilities for risk management

We use a multi-step approach to manage risks, with responsibility shared across the organization. The first line of defence is executive and operating management, whose members have integrated risk management into core decision-making processes (including strategic planning processes) and day-to-day operations. We have risk management and compliance functions across the organization, including Finance, Legal, Privacy, Security and Business Continuity offices, which form the second line of defence. These functions work collaboratively with management to monitor the design and operation of controls. Internal Audit is the third line of defence and provides independent assurance regarding the effectiveness and efficiency of risk management and controls across all aspects of the business.

Definition of business risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability and integrity of financial reporting, compliance with laws, regulations, policies, procedures and contracts, and safeguarding of assets within an ethical organizational culture.

Our enterprise risks arise primarily from our business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through performance planning, business operational management and risk response strategies, which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through insurance coverage, where we judge this to be efficient and commercially viable. We also mitigate risks through contract terms, as well as through contingency planning and other risk response strategies, as appropriate.

We strive to avoid taking on undue risk whenever possible and work to ensure alignment of risks with business strategies, objectives, values and risk tolerances.

Risk and control assessment process

We use a three-level enterprise risk and control assessment process that solicits and incorporates the input of team members from all areas of TELUS and enables us to track multi-year trends in key risks and the control environment across the organization.

Three-level enterprise risk and control assessment process

Level one: Annual risk and control assessment

Annually, we undertake a comprehensive review that brings together interviews with executive leaders, information from our ongoing strategic planning process, consideration of recent internal and external audits, SOX (Sarbanes-Oxley Act of 2002) compliance and risk management activities, and an enterprise-wide risk and control environment assessment aligned with the  COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control integrated frameworks.

The assessment is widely distributed to our leadership team (including all executive vice-presidents and vice-presidents) and a random sample of management professional team members. More than 1,600 individuals participated in the assessment in 2017.

Key enterprise risks are identified, defined and prioritized. Risk appetite and effectiveness of risk management integration are evaluated by risk category and fraud risks are considered. Executive-level risk owners are assigned for each key risk and Board and committee risk oversight responsibilities are defined in our Board Policy and Terms of Reference.

Board members also complete an annual assessment in which they provide perspectives on our key risks and approach to enterprise risk management, and gauge our risk appetite by risk category.

Results of the assessments are shared with senior management, our Board of Directors and the Audit Committee and inform the development of our risk-focused internal audit program, which is approved by the Audit Committee. Risk assessments are also incorporated into our strategic planning, operational risk management and performance management processes.

Level two: Quarterly risk assessment

We conduct quarterly risk assessment reviews with our executive-level risk owners and designated risk primes across all business units to capture and communicate changing business risks, assess perceptions on inherent and residual risk, identify key risk mitigation activities, and provide quarterly updates and assurance to the Audit Committee and other applicable Board committees.

Three-level enterprise risk and control assessment process

Level three: Granular risk assessment

We conduct granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project and environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile, policies and processes throughout the year.

Principal risks and uncertainties

The following subsections describe our principal risks and uncertainties and associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on our business operations, results, reputation and brand, as well as the valuation used by investment analysts to evaluate TELUS.

Although we believe the measures taken to mitigate risks described in each risk section below are reasonable, there can be no expectation or assurance that they will effectively mitigate or fully address the risks described or that new developments and risks will not materially affect our operations or financial results. Forward-looking statements in this section and elsewhere in this MD&A are based on the assumption that our risk mitigation measures will be effective. See Caution regarding forward-looking statements.

10.2 Competition

Customer experience

Our customers’ loyalty and their likelihood to recommend TELUS are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. Consequently, if our service experience or sales practices do not meet or exceed customer expectations, TELUS’ reputation and brand could suffer, potentially resulting in higher rates of customer churn. Meanwhile, our profitability could be negatively impacted should customer net additions decrease and/or the costs to acquire and retain customers increase.

Risk mitigation: Our top corporate priority is putting customers first and earning our way to industry leadership in the likelihood to recommend from our clients. In addition, 55% of our scorecard is weighted to team member engagement and customer  experience. Effective and fair compensation plans are part of achieving high  team member engagement and include measures on how well we serve the customer - through the eyes of the customer. To enhance the customer experience, we continue to invest in our products and services, system and network reliability, team members and system and process improvements. Additionally, we endeavour to introduce innovative products and services, enhance our current services with integrated bundled offers and invest in customer-focused initiatives to bring greater transparency and simplicity to our customers, all in order to help differentiate our services from those of our competitors. With respect to sales practices at TELUS, the primary performance objective for TELUS call centre team members in sales functions is customer satisfaction levels. TELUS has a policy in place requiring that each customer enjoy any new TELUS service for a minimum of 60 days before the customer service representative involved is rewarded in any fashion (See Strategic imperatives in Section 2.2 and Corporate priorities in Section 3.)

Intense wireless competition is expected to continue

At the end of 2017, there were eight facilities-based wireless competitors operating in Canada, three national carriers, including TELUS, Rogers and Bell, along with five other regional carriers. (See Competition overview in Section 4.1.) Shaw Communications’ Freedom Mobile will lead to increased competitive intensity in wireless services across major urban markets in B.C., Alberta and Ontario. In addition, the national carriers each operate three distinct brands to better compete across various customer segments. In late 2017, BCE launched its third brand, Lucky Mobile, a new service targeting the prepaid segment. Lucky Mobile will initially be available to customers in B.C., Alberta and Ontario and is expected to increase the competitive intensity for prepaid services.

Also in 2017, BCE completed its acquisition of Manitoba Telecom Services (MTS). The acquisition also included a sale of certain MTS wireless customers and retail locations to both TELUS and Xplornet Communications. As part of regulatory approval, BCE also divested certain wireless spectrum licences previously held by MTS to Xplornet.

All wireless competitors use various promotional offers to attract customers, including price discounting on both handsets and rate plans, large allotments of data, flat-rate pricing for voice and data, and bundling with other wireline services. Such promotional activity, as well as the sustained consumer appetite for higher-value smartphones, combined with the effect of the ongoing weakness in the Canadian dollar to U.S. dollar exchange rate, may continue to lead to higher costs of acquisition and retention. Meanwhile, more inclusive rate plans, including larger allotments of data for data sharing and international roaming, and substitution to increasingly available Wi-Fi networks could lead to pressure on data usage, resulting in pressure on average revenue per subscriber unit per month (ARPU) and customer churn. (See Wireless trends and seasonality in Section 5.4.) In addition, changes to the Wireless Code (see Regulatory and federal government reviews in Section 9.4), including the removal of unlocking fees and the requirement to sell all devices unlocked as of December 1, 2017, may increase the risk of customer churn.

We also expect increased competition based on the use of unlicensed spectrum to deliver higher-speed data services, such as the use of Wi-Fi networks to deliver entertainment to customers beyond the home. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) services by launching high-throughput satellites. See also Section 9.4 Telecommunications industry regulatory developments and proceedings.

Risk mitigation: Our 4G wireless networks cover approximately 99% of Canada’s population, facilitated by network access agreements with Bell Canada and SaskTel. Wireless 4G technologies have enabled us to establish and maintain a strong position in smartphone and data device selection and expand roaming capability to more than 225 countries. Faster data download speeds provided by these technologies enable delivery of our Optik on the go service to mobile devices when customers are beyond the reach of Wi-Fi.

To compete more effectively in a variety of customer segments, we also offer two flanker brands, Koodo Mobile and Public Mobile. These two brands are in addition to our full-service TELUS brand. We believe that by leveraging our three brands through uniquely targeted value propositions and distinct distribution channels, including web-based channels, we are well positioned to compete with other wireless providers.

We continue our disciplined long-term strategy of investing in the growth areas of our Company and executing upon our customers first priority. We intend to continue to market and distribute innovative and differentiated wireless services; offer bundled wireless services (e.g. voice, text and data), including data sharing plans; invest in our extensive network and systems to support customer service; evolve technologies; invest in our distribution channels; and acquire the use of spectrum to facilitate service development and the expansion of our subscriber base, as well as to address the accelerating growth in demand for data usage. Our investments in our fibre-optic network are supporting our small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to a converged 5G network. In addition, we continue to implement operational effectiveness initiatives to drive improvements in EBITDA. (See Reorganizations and integration of acquisitions in Section 10.6.)

Wireline voice and data competition

We expect competition to remain intense from traditional telephony, data, IP and information technology (IT) service providers, as well as from VoIP-focused competitors in both consumer and business markets. This competitive intensity, including the use of various promotional offers, also places pressures on ARPU, churn and costs of acquisition and retention.

The industry continues to transition from legacy voice infrastructure to IP telephony and Unified Communications, and from legacy data platforms to mature data platforms such as Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and emerging software-defined networking solutions. These transitions continue to create both uncertainties and opportunities. Legacy data revenues and margins continue to decline, and this has been only partially offset by growth in demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution.

Business

In the business wireline market, traditional facilities-based competitors continue to compete on the basis of network footprint and reliability, while over-the-top (OTT) providers emphasize price, flexibility and ease of use. Having made significant investments in voice over IP (VoIP), security and IT services for business, cable-based competitors are using price discounting to drive new customer acquisition and retention. In addition, larger cloud service providers, such as Amazon and Microsoft, leverage global scale to deliver low-cost data storage and cloud computing services, but lack the depth and breadth of capabilities to deliver integrated solutions, as well as the local implementation and adoption support required for customers to realize the full value of their investments in managed IT and security services. Rapidly advancing technologies, such as software-defined networks and virtualized network functions, enable the layering of new services in cloud-centric solutions. Evolving customer needs represent both a growth opportunity and a risk to TELUS’ legacy voice and data revenue, as businesses seek to migrate fixed local line, long distance and/or voicemail services to the new cloud-centric market paradigm.

Consumer

In the consumer wireline market, cable-TV companies and other competitors continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In 2017, Shaw Communications, our primary cable competitor in Alberta and B.C., continued to offer deeply discounted promotional offers, including bundled Internet and BlueSky TV offers. BlueSky TV is Shaw’s next-generation TV service, licensing the platform developed by Comcast, a U.S.-based cable company. In 2017, other Canadian cable companies, including Rogers Communications and Quebecor, have announced plans to license the Comcast TV platform. Rogers plans to begin rolling out its next-

generation TV service in 2018, while Quebecor has not announced its roll-out schedule. In addition, Canadian cable competitors continue to increase the speed of their HSIA offerings and their roll-out of Wi-Fi services in metropolitan areas. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Technological innovation has resulted in a dramatic improvement in the performance and speed of satellite-based Internet access services and significantly enhanced their competiveness. Xplornet recently launched a high-throughput low orbit 4G broadband satellite, allowing it to provide high-speed Internet access services with speeds and performance comparable to or better than available wireline Internet access service. Erosion of our residential network access lines (NALs) is expected to continue due to this competition and ongoing technological substitution to wireless and VoIP. Legacy voice revenues are also expected to continue to decline. It is expected that competition in the consumer space will remain intense.

Risk mitigation: To improve our competitive position, we are making significant investments in our wireline broadband infrastructure, including connecting more homes and businesses directly to our gigabit-capable fibre-optic network. These investments meet customer demand for faster Internet service, including symmetrical download and upload speeds, expand the coverage of our high-speed Internet service and extend the coverage, capability and content lineup of our IP-based TV services, including Optik TV in B.C., Alberta and Eastern Quebec and Pik TV in Western Canada (see Broadcasting below). Additionally, we offer customers in underserved communities a fixed wireless Internet service over our LTE network, further expanding our broadband reach. Our broadband investments extend the reach and functionality of our business and healthcare solutions and will support a more efficient and timely evolution to a converged 5G network.

The provision of our IP TV services and service bundles helps us attract and pull through Internet subscriptions and mitigate residential NAL losses. TELUS Satellite TV service in B.C. and Alberta, made possible through an agreement with Bell Canada, complements our expanding IP TV service footprint and enables us to serve households where our IP TV service is not currently available. We also continue to invest in other product development initiatives, including connected home capabilities, such as home security and monitoring, and consumer health solutions. In 2017, we launched Pik TV, a new self-install TV service created to embrace the changing environment where content is increasingly available from OTT services. The new TV service provides a streamlined offer for customers who have ceased and/or never subscribed for TV services. Pik TV customers can access live TV and On Demand channels, as well as popular OTT services and certain other apps, and the Pik TV app lets customers watch certain channels on the go on their tablet or smartphone. Pik TV complements our full-service Optik TV service offering. We also continue to enhance our TV content capabilities through greater choice and flexibility by offering specific channel theme packs and channels on an individual basis, and increased multi-cultural content, as well as by embracing OTT solutions and facilitating those services directly through the set-top box, and enabling ultra-high definition 4K content.

We continue to add to our capabilities in the business market through prudent product development initiatives, including new advanced cloud-based solutions, a combination of acquisitions and partnerships, a focus on key vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale) and expansion of solution sets in the enterprise market, as well as our modular approach in the small and medium-sized business (SMB) market (including services such as TELUS Business Connect) and Internet of Things (IoT) solutions. In addition, we also have retention plans in place to mitigate the loss of business customers as their needs evolve. Through TELUS Health, we have leveraged our systems, proprietary solutions and third-party solutions to extend our footprint in healthcare and benefit from the investments in eHealth being made by governments. Additionally, through our business process outsourcing services and our multi-site customer service centres, we enable experiences that realize efficiencies, cost savings and business growth for our customers.

Technological substitution may adversely affect market share, volume and pricing

We face technological substitution across all key business lines and market segments, including the consumer, SMB and large enterprise markets.

Technological advances have blurred the boundaries between broadcasting, Internet and telecommunications. (See Section 10.3 Technology.) Wireless carriers and cable-TV companies continue to expand their offerings and launch next-generation TV platforms, resulting in intensified competition for high-speed Internet services in residential and certain SMB markets, as well as for TV services and local access and long distance. OTT services such as Netflix, Amazon Prime Video and YouTube compete for share of viewership, which may accelerate the disconnection of TV services or affect subscriber and revenue growth in our TV and entertainment services. Wireless voice ARPU continues to decline as a result of, among other factors, substitution to messaging and OTT applications. We expect industry pressure from customer acquisition efforts and content distribution, costs and pricing to continue across most product and service categories and market segments.

Risk mitigation: Our IP TV and OTT multimedia initiatives provide the next generation of IP TV and, importantly, tie our OTT environment to one platform, enabling TELUS to be agile in the delivery of OTT services, such as Netflix and

YouTube. They also facilitate cloud-based media delivery and ultimately everything on demand, on any device, on any network. Active monitoring of competitive developments and internal prototyping in product and geographic markets enable us to respond rapidly to competitor offers and leverage our full suite of integrated wireless and wireline solutions and national reach, and we also monitor global telecom carriers for their next-generation OTT offers. To mitigate losses in legacy services in our incumbent areas of B.C., Alberta and Eastern Quebec, investments are being made in our broadband networks, including our fibre-optic network, in order to increase speeds, improve network reliability, expand our reach and provide an industry-leading customer experience. We also continue to enhance and introduce innovative products and services, such as Pik TV, enable ultra-high definition 4K content, provide integrated bundled offers across our services, and invest in customer-focused initiatives to improve our customers’ experience. The adoption of new technologies and products is pursued to improve the efficiency of our service offerings.

Broadcasting

We offer IP TV services to more than three million households and businesses in B.C., Alberta and Eastern Quebec, and we continue targeted roll-outs in new areas. Our TV services provide numerous interactivity and customization advantages over cable-TV and we have achieved significant market share with more than 1.0 million TV subscribers at December 31, 2017. However, there can be no assurance that subscriber growth rates will be maintained, or that we will achieve planned revenue growth and greater operating efficiency, in the context of a high level of industry market penetration, a declining overall market for paid-TV services and actions by our competitors and content suppliers. In addition, competition from OTT services, content piracy and signal theft could also affect subscriber and revenue growth by accelerating the disconnection of TV services or reducing spending on those services.

Risk mitigation: We have broadened the addressable market for our IP TV services through the deployment of advanced broadband technologies, including the continued expansion of our fibre-optic network to homes and businesses in communities across B.C., Alberta and Eastern Quebec. We continue to introduce new features and capabilities to our TV services, including OTT offerings such as Netflix and YouTube, and strengthen our leadership position in Western Canada in the number of high-definition linear channels, video-on-demand services and ultra-high definition 4K content.

Vertical integration into broadcast content ownership by competitors

We are not currently seeking to be a broadcast content owner, but some of our competitors own and continue to acquire broadcast content assets. Greater vertical integration could result in content being withheld from us or being made available to us at inflated prices or on unattractive terms.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for our customers’ enjoyment, on a timely basis across multiple devices. We do not believe it is necessary to own content in order to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory vertical integration safeguards to prevent abusive practices by vertically integrated competitors.

We support a regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration safeguards and for further meaningful safeguards, as required. We also actively intervene in broadcast licence renewals of vertically integrated competitors. (See Enforcement of vertical integration framework in Section 9.4 Telecommunications industry regulatory developments and proceedings.)

10.3 Technology

Technology is a key enabler of our business; however, its evolution brings risks and uncertainties, as well as opportunities. We maintain short-term and long-term strategies to optimize our selection and timely use of technology while minimizing the associated costs, risks and uncertainties. Following are the main technology risks and uncertainties for TELUS and a description of how we proactively address them.

High demand for data challenges wireless networks and may be accompanied by increases in delivery cost

The demand for wireless data services continues to grow rapidly, driven by greater broadband penetration, growing personal connectivity and networking, increasing affordability and selection of smartphones and high-usage data devices, richer multimedia services and applications, IoT services (including machine-to-machine (M2M) data applications and other wearable technology), growth in cloud-based services and wireless price competition. Given the highly competitive wireless market in Canada, we expect that wireless data revenues will grow more slowly than demand for bandwidth. For example, according to the CRTC Communications Monitoring Report 2017, the average data usage per subscriber over mobile wireless networks increased by 25% in 2016, while the CRTC’s measure of retail wireless data revenue increased by 9.4% over the same period. Rising data traffic levels and the fast pace of data device innovation present challenges to providing adequate capacity and maintaining high service levels.

Risk mitigation: Our ongoing investments in our 4G LTE network, including LTE advanced technology, as well as foundational investments in early 5G capabilities, allow us to manage data capacity demands by more effectively utilizing the spectrum we hold. We intend to implement further standards-based technologies that are ready for commercial deployment to these networks in order to provide higher-performance connectivity solutions. In addition, the evolution to LTE advanced technologies is supported by our investments in IP networks, IP/fibre back-haul to cell sites, including our small cells, and a software-upgradeable radio infrastructure. The LTE advanced expansion is expected to further increase network capacity and speed, reduce delivery costs per megabyte, enable richer multimedia applications and services, and deliver a superior subscriber experience. Our 4G LTE network covers 99% of Canada’s population, up from 97% at the end of 2016. Meanwhile, our LTE advanced network covers 88% of the Canadian population, up from 74% at the end of 2016.

Mobile network infrastructure investment will increasingly be directed to systems based on network function virtualization (NFV) that offer greater capacity for computing and storage, higher resiliency, and more flexible software design. Our large-scale move to national, geographically distributed data centres that use generalized commercial off-the-shelf computing and storage solutions enables the utilization of broad-scale NFV and software-defined network technologies, which will allow us to virtualize much of our infrastructure and will also facilitate a common control plane for coordination of our virtualized and non-virtualized network assets. We architect the intelligence and content capabilities to reside at the edge of our mobility network close to our customers. The distributed smaller-scale computing power and storage deliver faster services better, while managing the traditional need to continually scale the IP/fibre core network infrastructure.

Rapid growth of wireless data volumes requires optimal and efficient utilization of our spectrum holdings, which have more than doubled through our 2014 and 2015 purchases of 700 MHz, AWS-3 and 2500 MHz spectrum licences and provide added capacity to mitigate risks from growing data traffic. We began deploying 700 MHz and 2500 MHz spectrum holdings and we plan to utilize other spectrum licences purchased in recent years in combination with unlicensed supplementary spectrum, as network and device ecosystems evolve. The spectrum licences previously used for our CDMA network are being repurposed for use with LTE technology. Our public Wi-Fi service increasingly integrates seamlessly with our 4G network and offloads data traffic from our wireless spectrum to a continually growing number of available Wi-Fi hotspots. Our deployment of small-cell technology, coupled with both licensed and licence-exempt spectrum technologies, further increases the efficient utilization of our spectrum holdings.

Roll-out and evolution of wireless broadband technologies and systems

As part of a natural 4G network progression, we are committed to LTE advanced, LTE and HSPA+ technology to support medium-term and long-term growth of mobile broadband services. Our business depends on the deployment of wireless technology. We began a staged decommissioning of our iDEN network in 2016, while continuing to support our Mike® private network customers. The repurposing of spectrum holdings must be managed appropriately to ensure optimal use of capital and resources. Overall, as wireless broadband technologies and systems evolve, there is the risk that our future capital expenditures may be higher as our ongoing technology investments could involve costs higher than those historically recorded.

Meanwhile, 5G technology is evolving rapidly and the world’s first standards-based commercial launches are expected in 2019, while smartphones are generally expected to support 5G technology in late 2019 or 2020. It is expected that early 5G ecosystems will operate on three distinct spectrum bands: 3.5 GHz, millimetre wave (mmWave) spectrum (28 GHz and 37-40 GHz) and 600 MHz. Globally, 3.5 GHz spectrum is becoming the primary band for 5G mobile coverage. In Canada, 3.5 GHz was auctioned for fixed wireless access (FWA) between 2004 and 2009; it is currently not licensed for mobile applications and is largely held by Inukshuk (a joint venture owned by Bell and Rogers) in most urban markets. Innovation, Science and Economic Development Canada (ISED) is expected to claw back a portion of Inukshuk’s 3.5 GHz spectrum holdings and re-auction it for flexible use (permitting the deployment for mobile applications, such as 5G). Depending on the amount of 3.5 GHz spectrum clawed back and re-auctioned, there is a risk that TELUS and the other regional operators could end up with less 3.5 GHz spectrum and would not be able to compete equally on network speeds and 5G capacity. Meanwhile, if ISED converts 3.5 GHz spectrum to mobile use before the 3.5 GHz auction concludes, current holders would have access to 5G spectrum before TELUS and could gain a time to market advantage.

With regard to the other spectrum bands, mmWave is expected to be used for very high data demand locations where customers are not only very close to the antenna but also have an unobstructed view of the transmitting site, as this spectrum is limited in propagation to hundreds of metres and can’t cover large areas or penetrate obstacles or buildings. Services using this particular spectrum are expected to be an alternative to fibre to the home (FTTH) deployments. The 600 MHz spectrum band is being targeted for 5G in the United States, particularly by T-Mobile USA. The 600 MHz auction is expected to proceed in Canada in 2019; ISED’s initial proposals for the 600 MHz auction rules included a set-aside of 30 MHz out of 70 MHz of 600 MHz spectrum for regional service providers. Depending on the final rules set by ISED, there is a risk that TELUS may not be able to provide 5G services on 600 MHz at the same level of capability as regional wireless carriers. Furthermore, there is no guarantee that rural Canada, which 600MHz propagation is best suited for, will realize the full potential of 5G networks.

Risk mitigation: Our practice is to continually optimize capital investments in order to ensure reasonable payback periods for generating positive cash flows from investments and flexibility in considering future technology evolutions. Some capital investments, such as wireless towers, leasehold improvements and power systems, are technology-neutral.

Our wireless networks evolve through software upgrades to support enhancements in systems based on the third generation partnership project (a project that unites seven telecommunications standard development organizations and provides their members with a stable environment to produce the reports and specifications that define third generation partnership technologies) and the Institute of Electrical and Electronics Engineers that improve performance, capacity and speed. We expect to be able to leverage the economies of scale and handset variety of the North American and global ecosystems.

Reciprocal network access agreements, principally with Bell Canada, have facilitated our deployment of wireless technologies for the benefit of our customers and provided the means for us to better manage our capital expenditures. These agreements are expected to provide ongoing cost savings, as well as the flexibility to invest in service differentiation and support systems.

We maintain close co-operation with our network technology suppliers and operator partners in order to influence and benefit from developments in LTE advanced, LTE, HSPA+ and Wi-Fi technologies.

In order to influence the timing, rules and policy regarding the 3.5 GHz spectrum, TELUS has highlighted to ISED the need for early, fair and timely access to 3.5 GHz for all operators in order to ensure that Canada stays at the top of the G8 countries in terms of wireless speeds and capabilities. TELUS is arguing for a fair treatment of this band and for ISED to accelerate its release for mobile use to all industry players while avoiding a head start for specific operators.

In its responses to the 600 MHz consultation, TELUS suggested alternate proposals, including a reduction of the set-aside from 30 MHz to 20 MHz (to create a fair opportunity for all operators to compete for 600 MHz spectrum for 5G), and the elimination of a spectrum set-aside in rural markets where TELUS has demonstrated a strong track record of deployment in contrast to regional players and their historical focus on only the largest urban markets.

In order to prepare for the future deployment of mmWave spectrum, TELUS has continued to conduct 5G trials in the mmWave spectrum bands. TELUS’ trials have established a platform which will form the basis for evaluating TELUS’ future 5G use cases and will help TELUS prepare for network planning in the mmWave bands. Additionally, TELUS will continue to collaborate with ISED, sharing trial results in discussions to help guide the regulator as it finalizes its decisions on establishing the policy and timing for the release of mmWave spectrum for 5G. The auction for mmWave spectrum is expected to occur in the 2020-2021 timeframe. Furthermore, TELUS investment in small cells will help TELUS densify its network and mitigate potential speed and capacity disadvantages created by 3.5 GHz availability, as well as improve future mmWave deployment feasibility, cost and time to market.

Disruptive technology

A paradigm shift with the consumer adoption of alternative technologies, such as video and voice OTT offerings (e.g. Netflix, FaceTime) and increasingly available Wi-Fi networks, has the potential to negatively affect TELUS revenue streams. For example, Wi-Fi networks are being used to deliver various entertainment services to customers beyond the home. OTT content providers are competing for a share of entertainment viewership. These factors, including increasing consumer demand for access to Wi-Fi outside of their home, and OTT services on demand, on any device, may drive increased churn rates for our wireless, TELUS TV and high-speed Internet services. (See Intense wireless competition is expected to continue in Section 10.2 Competition and OTT services present challenges to network capacity and conventional business models below.) Advanced self-learning technologies and automation will change the way we manage our operations and support customer experience innovation.

Risk mitigation: Since early 2014, we have worked with thousands of businesses and many major sports and entertainment venues to continue to expand our public Wi-Fi network. This public Wi-Fi service is part of our network strategy of deploying small cells that increasingly integrates seamlessly with our 4G wireless network, automatically shifting our smartphone customers to Wi-Fi and offloading data traffic from our wireless spectrum. Integrated public Wi-Fi infrastructure build activity naturally extends service and channel opportunities with small-medium enterprises and improves customers’ likelihood-to-recommend. Integration of home Wi-Fi increases propensity for higher data usage on smartphones within and outside the home, while benefiting, in part, uptake of TELUS Internet service. Our customer service delivery sites experiment with different automation and self-learning tools to assess the impact such technology may have on customer experiences and operating efficiencies.

Supplier risks

Restructuring of vendors or discontinuance of products may affect our networks and services

We have relationships with a number of vendors, including large cloud service providers such as Amazon and Microsoft, which are important in supporting network and service evolution plans and delivery of services to our customers. Vendors may experience business difficulties, privacy and/or security incidents, restructure their operations, be consolidated with other suppliers, discontinue products or sell their operations or products to other vendors, which could affect the future development and support of products or services we use, and ultimately, the success of upgrades and evolution of technology that we offer our customers, such as TELUS TV. There can be no guarantee that the outcome of any particular vendor strategy will not affect the services that we provide to our customers, or that we will not incur additional costs to continue providing services. Certain customer needs and preferences may not be aligned with our vendor selection or product and service offering, which may result in limitations on growth or loss of existing business.

Supplier concentration and market power

The popularity of certain models of smartphones and tablets has resulted in a growing reliance on certain manufacturers, which may increase their market power and adversely affect our ability to purchase certain products at an affordable cost. In addition, owners of popular broadcasting content may raise their distribution charges and attempt to renegotiate broadcasting distribution agreements we have with them, which could adversely affect our entertainment service offerings and/or profitability. See also Wireline in Section 9.2, Broadcasting-related issues in Section 9.4 and Vertical integration into broadcast content ownership by competitors in Section 10.2.

Risk mitigation: We consider possible vendor strategies and/or restructuring outcomes when planning for our future growth, as well as the maintenance and support of existing equipment and services. We have reasonable contingency plans for different scenarios, including working with multiple vendors, maintaining ongoing strong vendor relations with periodic reviews of vendor performance and working closely with other product and service users to influence vendors’ product or service development plans. In addition, we regularly monitor the risk profile of our key vendors and review the applicable terms and conditions of our agreements to determine whether additional contractual safeguards are required, and promote our Supplier Code of Conduct based upon generally accepted standards of ethical business conduct.

In respect of supplier market power, we offer and promote alternative devices or programming content to provide greater choice for consumers and to help lessen our dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

We have a large number of interconnected operational and business support systems, and their complexity has been continually increasing, which can affect system stability and availability. The development and launch of a new service typically requires significant systems development and integration efforts. Effective management of all associated development and ongoing operational costs is a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they must work with next-generation systems, frameworks and IT infrastructures, while being compatible with legacy services and support systems. There can be no assurance that any of our proposed IT systems or process change initiatives will be implemented successfully, that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain appropriate IT systems on a timely basis, fail to create and maintain an effective governance and operating framework to support the management of staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, any such failure could have an adverse effect on our business and financial performance.

Risk mitigation: In line with industry best practice, our approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. Our aim is to decouple the introduction of new network technologies from the services we sell to customers so that both can evolve independently. This allows us to optimize network investments while limiting the impact on customer services, and also facilitates the introduction of new services. In addition, due to the maturing nature of telecommunications vendor software, we adopt industry standard software for BSS/OSS functions and avoid custom development where possible. This enables us to leverage vendor knowledge and industry practices acquired through the implementation of those platforms at numerous global telecommunications companies. We have established a next-generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next-generation framework that will ease the retirement of legacy systems in accordance with TeleManagement Forum’s next-generation operations systems and software program. We also continue to make significant investments in system resiliency and reliability in support of our ongoing customers first initiatives.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by consumer demand for faster connectivity, the need to address growing competitor capabilities and offerings, the increasing use of OTT applications and the delivery of IP TV, all of which require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre-optic cable further out from the central office, thus shortening the copper loop portion of the access network, and by using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the historical investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in requirements for additional capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: To advance our broadband network, we are actively deploying fibre-to-the-premises (FTTP) technologies across our incumbent footprint in B.C., Alberta and Eastern Quebec. FTTP technology supports significantly greater bandwidth, including symmetrical download and upload speeds. We also continue to invest in our fibre-to-the-neighbourhood (FTTN) technology to maintain our ability to support competitive services — most recently, the upgrade to VDSL2 and bonding technologies.

In addition, we actively monitor the development and carrier acceptance of competing proposed FTTx standards (such as FTTP and fibre-to-the-distribution point or FTTDp). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units than the current xDSL deployments on copper loops. We are exploring business models for financially viable deployment of fibre-based technologies in areas currently connected by copper.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support our strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

We continue to monitor the evolution of IP-based telephony technologies and service offerings, and we have developed a consumer solution for IP-based telephony through access to our broadband infrastructure. This solution is being deployed and is replacing legacy analogue telephone service in areas that are served by fibre-based facilities. The solution can be expanded to provide additional telephone services over the existing analogue service infrastructure and is designed to replace the current platform in use today. We are also in the process of deploying our next-generation IP telephony solution for business users, which is intended to replace existing business VoIP platforms, as well as addressing areas that are served through fibre access. We are deploying converged IP solutions in the consumer segment that deliver telephony, video and Internet access on the same broadband infrastructure. However, the exchange of information between service providers with different broadband infrastructures is still at an early stage.

Our long-term technology strategy is to move all services to IP to simplify our network, reduce costs, enable advanced solutions and converge wireless and wireline services. Pursuing this strategy fully would involve transitioning our standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. We could support this strategy by discontinuing regular analogue telephone lines and using digital-only broadband access lines. However, digital-only broadband access may not be feasible or financially viable in many areas for some time, particularly in rural and remote areas. Accordingly, we expect to support both legacy and IP-based voice systems for some time and incur costs to maintain both systems. There is a risk that investments in IP-based voice systems may not be accompanied by a reduction in the costs of maintaining legacy voice systems. There is also the risk that IP-based access infrastructure and corresponding IP-based telephony platforms may not be in place in time to avoid the need for some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, which could result in some investment in line adaptation in non-broadband central offices.

Risk mitigation: We continue to deploy residential IP-based voice technologies into fibre-based communities, and we work with vendors and the industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms while striving to meet CRTC commitments and customer expectations. Our ongoing investments in advanced broadband network technologies, including FTTP, should enable a smoother future evolution of IP-based telephony. We are also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure can be adapted to a point where it will form part of the overall evolution towards IP. Additionally, IP-based solutions that we are currently deploying are capable of supporting a wide range of customers and services, which helps limit our exposure to any one market segment. Going forward, as our wireless services evolve, we will continue to assess the opportunity to further consolidate separate technologies into a single voice service environment. One example is the consolidation of our new IP-based consumer VoIP solution into the same platform that supports wireless telephony. We are looking at opportunities to rationalize our existing legacy voice infrastructure in order to manage costs. We are also working with our vendors and partners to reduce the cost structure of VoIP deployments.

Convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline services in a common IP-based application environment, delivered over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from separate systems to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: We mitigate implementation risk through modular architectures, lab investments, employee trials, partnering with system integrators where appropriate, using hardware that is common to most other North American IP-based technology deployments and introducing virtualization technologies, where feasible. We are also active in a number of standards bodies, such as the Metro Ethernet Forum and IP Sphere, in order to help influence a new IP infrastructure strategy that leverages standards-based functionality, which could further simplify our networks.

Delivery of fibre-based facilities leveraged by IP telephony solutions is expensive and complex, with long implementation schedules

The delivery of fibre-based facilities to new communities and regions requires significant investment and planning, as well as long implementation schedules. This may rule it out as a viable alternative in communities where the legacy voice equipment requires immediate replacement. It may not be cost-effective to deliver fibre-optic network access to customers who subscribe only to home phone services, which would prevent full migration away from legacy technologies.

Risk mitigation: We mitigate schedule risk by continuing to maintain our legacy switching environments and striving to maintain the necessary technological expertise, access to replacement hardware and regular maintenance programs. We support delivery of IP telephony through a copper-based access facility by deploying line access gateway technology that connects our customers’ generic equipment with the IP telephony platforms, which gives us a more cost-effective way to provide those customers with the reliability and enhanced capabilities of these solutions.

OTT services present challenges to network capacity and conventional business models

OTT services compete directly with traditional pay-TV, video and wireless and wireline voice and messaging services. OTT video services, in particular, have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and growth in their services presents Internet service providers (ISPs) and network owners with the challenge of preventing network congestion. While we have designed an IP-based network that has not experienced significant congestion problems through 2017, there can be no assurance that we will not experience such congestion in the future.

Risk mitigation: As additional OTT providers launch services and offer higher-resolution video over the Internet, we continue to make investments in our network to support greater capacity. We are also developing new responses and service offerings, such as more flexible data plans, to the challenges posed by the OTT providers. These investments include the ongoing build-out of our fibre-optic network, including multi-year investments to connect homes and businesses in B.C., Alberta and Eastern Quebec to our gigabit-capable network.

In addition, our IP TV offerings, including Optik TV and Pik TV, easily make popular OTT services accessible, by making them directly available through our TV offerings. For further discussion of our IP TV offerings, see Wireline voice and data competition, Technological substitution may adversely affect market share, volume and pricing and Broadcasting in Section 10.2 Competition.

Capital expenditure levels and potential future outlays for spectrum licences may be impacted by our operating and financial results, as well as our ability to carry out financing activities

Our capital expenditure levels are affected by our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies such as 5G; utilizing newly acquired spectrum; investments in network resiliency and reliability; increasing subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and participation in future wireless spectrum auctions held by ISED. There can be no assurance that investments in capital assets and wireless spectrum licences will not be affected by future operating and financial results.

Risk mitigation: We carry out a number of unique initiatives each year that are aimed at improving our productivity and competitiveness. See Reorganizations and integration of acquisitions and Implementation of large enterprise deals in Section 10.6. For a discussion of financing risks and risk mitigation activities, see Section 10.7 Financing, debt requirements and returning cash to shareholders.

10.4 Regulatory matters

The regulatory regime under which we operate, including the laws, regulations, and decisions in regulatory proceedings and court cases, reviews, appeals, policy announcements, and other developments such as those described in

Section 9.4 Telecommunications industry regulatory developments and proceedings, imposes conditions on the products and services that we provide and how we provide them. The regulatory regime sets forth, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcast services, licensing of spectrum and radio apparatus, and restrictions on ownership and control by non-Canadians.

Changes to our regulatory regime

Changes to the regulatory regime under which we operate, including changes to laws and regulations, could materially and adversely affect our business, results of operations, operating procedures and profitability. Such changes may not be anticipated or, where they are anticipated, our assessment of their impact on us and our business may not be accurate. While we are involved or intervene in proceedings, court cases or inquiries related to the application of the regulatory regime, such as those described in Section 9.4 Telecommunications industry regulatory developments and proceedings, there is no certainty that the positions that we advocate in such proceedings will be adopted or that our prediction of the likely outcomes of such proceedings will be accurate. Changes to our regulatory regime could increase our costs, restrict or impede the way we provide our services or manage our networks, or alter customer perceptions of our operations. The further regulation of our broadband, wireless and other activities and any related regulatory decisions could also restrict our ability to compete in the marketplace and limit the return we can expect to achieve on past and future investments in our networks. Additionally, through TELUS Health, we are entering into new areas such as virtual care and electronic prescriptions, which are less predictable from a regulatory regime perspective, can be regulated differently in certain provinces, and can be subject to political intervention.

Risk mitigation: TELUS attempts to mitigate regulatory risks through its participation in CRTC and federal government proceedings, legal proceedings impacting our operations and other relevant inquiries (such as those relating to the exclusive federal jurisdiction over telecommunications), as described in Section 9.4 Telecommunications industry regulatory developments and proceedings. See also Vertical integration into broadcast content ownership by competitors in Section 10.2 Competition.

Spectrum and compliance with licences

We require access to radio spectrum to operate our wireless business. The allocation and use of spectrum in Canada are governed by ISED, which establishes spectrum policies, determines spectrum auction frameworks, issues licences, and sets radio authorization conditions. While we believe that we are substantially in compliance with our radio authorization conditions, there can be no assurance that we will be found to comply with all radio authorization conditions, or if we are found not to be compliant, that a waiver will be granted or that the costs to be incurred to achieve compliance will not be significant. Any failure to comply with the radio authorization conditions could result in the revocation of our licences and/or the imposition of fines. Our ability to provide competitive services, including by improving our current services and offering new services on a timely basis, is also dependent on our ability to obtain access to new spectrum licences at a reasonable cost as they are made available. The revocation of, or a material limitation on, certain of our spectrum licences, or our failure to obtain access to new spectrum as it becomes available, could have a material adverse effect on our business, results of operations and financial condition by, among other things, negatively affecting both the quality and reliability of our network and service offering, and our brand, and thereby impeding our ability to attract or retain our customers.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and plan to participate in future wireless spectrum auctions. We continue to advocate to the federal government for fair spectrum auction rules so that mobile wireless companies like TELUS can bid on an equal footing with other competitors for spectrum blocks available at auction and can purchase spectrum licences available for sale from competitors. We continue to strongly advocate that preferential treatment is not required for advanced wireless services (AWS) entrants who are now part of established, sophisticated and well-financed cable companies.

Restrictions on non-Canadian ownership and control

We are subject to Canadian ownership and control restrictions, including restrictions on the ownership of our Common Shares by non-Canadians, imposed by the Canadian Telecommunications Common Carrier Ownership and Control Regulations under the Telecommunications Act (collectively, the Telecommunications Regulations) and the Direction to the CRTC (Ineligibility of Non-Canadians), as ordered by the Governor in Council pursuant to the Broadcasting Act (the Broadcasting Direction). Although we believe that we are in compliance with the relevant legislation, there can be no assurance that a future CRTC or Canadian Heritage determination, or events beyond our control, will not result in us ceasing to be in compliance with the relevant legislation. If such a development were to occur, the ability of our subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and the Broadcasting Act could be jeopardized and our business could be materially adversely affected.

Under the Telecommunications Regulations, to maintain our eligibility to operate certain of our subsidiaries that are deemed to be Canadian carriers by law, among other requirements, the level of non-Canadian ownership of TELUS

Common Shares cannot exceed 33 1/3% and we must not otherwise be controlled by non-Canadians. The Broadcasting Direction further provides for a qualified corporation, which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where:

(a)         Canadians beneficially own and control less than 80% of the issued and outstanding voting shares of the parent corporation and less than 80% of the votes

(b)         the chief executive officer is a non-Canadian or

(c)          less than 80% of the directors of the parent corporation are Canadian.

Risk mitigation: The Telecommunications Regulations give TELUS, which is a holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of our Common Shares. These powers have been incorporated into TELUS’ Articles and were extended to ensure compliance under both the Broadcasting Act and the Radiocommunication Act (under which the requirements for Canadian ownership and control were subsequently cross-referenced to the Telecommunications Act). These powers include the right to: (i) refuse to register a transfer of Common Shares to a non-Canadian; (ii) require a non-Canadian to sell any Common Shares; and (iii) suspend the voting rights attached to the Common Shares held by non-Canadians in inverse order of registration. We have reasonable controls in place to monitor foreign ownership levels through a reservation and declaration system. On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20% and in accordance with the Broadcasting Direction, the TELUS Board of Directors appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

10.5 Human resources

Employee retention, recruitment and engagement

Our success depends on the abilities, experience and engagement of our team members. The loss of key employees through attrition and retirement — or any deterioration in overall employee morale and engagement resulting from organizational changes, unresolved collective agreements or ongoing cost reduction initiatives — could have an adverse impact on our growth, business and profitability and our efforts to enhance the customer experience.

The level of employee engagement at TELUS continues to place our organization within the top 10 per cent of all employers surveyed.

Risk mitigation: We aim to attract and retain key employees through both monetary and non-monetary approaches. Our compensation and benefits program is designed to support our high-performance culture and is both market-driven and performance-based. Where required, we implement targeted retention solutions for employees with talents that are scarce in the marketplace.

We also have a succession planning process to identify and develop employees for key management positions.

Additionally, we strive to continuously improve our employee engagement. We believe that our relatively strong employee engagement score continues to be influenced by our focus on the customer experience, our success in the marketplace and our social purpose. We plan to continue our focus on other non-monetary factors that are clearly aligned with engagement, including performance management, career opportunities, training and development, recognition, our Work Styles® program (e.g. facilitating working remotely from home or other alternative work locations), and our community volunteerism. See also Section 10.10 Team member health, wellness and safety.

10.6 Operational performance

Systems and processes

We have numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of our various systems and process change initiatives, including those required to improve delivery of customer services and support management decision-making, will be successfully implemented or that funding and sufficiently skilled resources will be available to complete all key initiatives planned. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized. Moreover, any ineffectiveness in the change management required to protect our complex systems and limit service disruptions could adversely impact our customer service, operating performance and financial results. Additionally, ongoing acquisition and post-merger integration of various TELUS Health Services operations may carry short term risks from operational continuity, competition and process governance perspectives.

Risk mitigation: TELUS has change management policies, processes and controls in place, based upon industry best practices. In general, we strive to ensure that system development and process change are prioritized, and we apply a project management approach to such changes that includes reasonable risk identification and contingency planning, scope and change control, and resource and quality management. We also generally complete reasonable functional, performance and revenue assurance testing, as well as capturing and using any lessons learned. Where a change involves major system and process conversions, we often move our business continuity planning and emergency management operations centre to a heightened state of readiness in advance of the change.

Reorganizations and integration of acquisitions

We carry out a number of unique operational consolidation, cost reduction and rationalization initiatives each year that are aimed at improving our productivity and competitiveness. Examples of these initiatives include operational effectiveness programs to drive improvements in EBITDA, including business integrations; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. We may record significant cash and non-cash restructuring charges and other costs for such initiatives, which could adversely impact our operating results. There can be no assurance that all planned initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on our customer service, work processes, employee engagement, operating performance and financial results. Additional revenue and operational effectiveness initiatives will continue to be assessed and implemented, as required.

Post-acquisition activities include the review and alignment of accounting policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, which may negatively impact service levels, competitive position and financial results. There can be no assurance that we will be able to successfully and efficiently integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits.

Risk mitigation: We focus on and manage organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and effective practices developed in recent years during the implementation of mergers, business integrations and efficiency-related reorganizations. We also have formal senior executive level reviews of major competitive enhancement programs, with monthly updates from key business units and a comprehensive tracking program to ensure all initiatives are tracked and properly governed.

We have a post-merger integration (PMI) team that works in lockstep with acquiring business units and the acquired organizations, applying an integration model based on learnings from previous integrations, which enhances and accelerates the standardization of our business processes and is intended to preserve the unique qualities of each acquired operation.

During the year ended December 31, 2017, we completed a number of acquisitions. See Highlights of 2017 in Section 1.3 for further details.

Implementation of large enterprise deals

Large enterprise deals may be characterized by the need to anticipate, understand and respond to complex and multi-faceted customer-specific enterprise requirements, including customized systems and reporting requirements, service credits that lower revenues, and significant upfront expenses and capital expenditures required to implement the contracts. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or projected margins. We may also be constrained by limits on available staff and system resources by the level of co-operation from other service providers, which may in turn limit the number of large contracts that can be implemented concurrently in a given period and/or increase our costs related to such implementations.

Risk mitigation: We expect to continue being selective as to which new large contracts we will bid on and we continue to focus our efforts on the SMB market and mid market. We have a sales and bid governance process in place, which involves preparation, review and signoff of bids, with all of the related due diligence and authorizations. For each new large enterprise deal, we look to leverage existing systems and processes from previous contract wins while adding additional systems using a controlled methodology to form a new custom solution.

We also follow standard industry practices for project management, including executive and senior level governance and project oversight, commitment of appropriate project resources, tools and supporting processes, and proactive project-specific risk assessments and risk mitigation planning. As well, we conduct independent project reviews and internal audits of previous work to identify areas that may require additional focus and to identify any systemic issues and learnings in project implementations that could be shared among other future large enterprise deals.

Foreign operations

Our international operations present certain risks, which include: competition in foreign markets and industries such as business process and IT outsourcing; customer rights to terminate contracts on notice; infrastructure and security challenges; employee recruitment and retention; customer concentration; country-specific risks (such as differences in and changes to political, economic and social systems including changes to legal and regulatory regimes); different taxation regimes; differences in type, exposure to and frequency of natural disasters; and foreign currency exchange fluctuations. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results. See also Legal and ethical compliance in Section 10.9 Litigation and legal matters and Business continuity below, which may affect our international operations.

Risk mitigation: Our strategy is to differentiate ourselves by focusing on the continued development of our team, as well as our culture of giving where we live. In addition, we invest in service development and process improvements, and we regularly survey customers for feedback and monitor quality of service metrics to ensure we proactively address our customers’ concerns and exceed their expectations. Our sales focus on winning new clients as well as our strategic business acquisitions are diminishing our customer concentration risk on a continuing basis. In addition, in 2016, TELUS entered an agreement with Baring Private Equity Asia to acquire a 35% non-controlling interest in TELUS International (TI). Through this collaboration, TI is well positioned to leverage Baring Private Equity Asia’s deep Asian markets presence and worldwide experience, and tap into its global network in order to further expand TI’s operations. Our IT systems undergo a security and privacy assessment early in their development life cycle, where privacy and security controls are tested before any new systems are deployed. We use security technologies and adhere to certain standards, reviewing their effectiveness regularly to remain abreast of changes in the threat landscape. We make significant investments in support of our team members, including high-end workplace facilities, competitive benefits, ongoing training and development and recurring surveys to resolve areas of concern. We maintain a diverse base of operations, with facilities located in the North America, Asia, Europe and Central America. This diversity provides us with an opportunity to minimize country-specific risks and the ability to serve customers in multiple languages and in multiple time zones. It also provides us with network redundancy and contingency planning opportunities and the ability to divert operations in emergency situations. We continue to improve our international operations by updating operational practices to incorporate changes in regulation, best practices and customer expectations including to our privacy, integrity, anti-bribery and procurement policies. We share best practices between international and domestic Canadian operations, as appropriate, and ensure that internal controls are implemented, tested, monitored and maintained. We also utilize foreign currency forward contracts, as well as hedge accounting on a limited basis, to mitigate currency risks (see Currency risk in Section 7.9 Financial instruments, commitments and contingent liabilities).

Data protection

We operate data centres and collect and manage data in our business and on behalf of our customers (including, in the case of TELUS Health, sensitive health information). Some of our efficiency initiatives rely on the offshoring of internal functions to our personnel in other countries or outsourcing to partners located in Canada and abroad. To be effective, these arrangements require us to allow personnel in other countries and domestic and foreign partners to have access to this data.

TELUS or its partners may be subject to software, equipment or other system malfunctions, or thefts or other unlawful acts that result in the unauthorized access to, or change, loss or destruction of, our data. There is a risk that such malfunctions or unlawful acts may compromise the privacy of individuals, including our customers, employees and suppliers. Despite our efforts to implement controls in domestic and offshore operations and at our partners’ operations, unauthorized access to data could lead to data being lost, compromised or used for inappropriate purposes that could, in turn, result in financial loss (loss of subscribers or damage to our ability to attract new ones), harm our reputation and brand, expose us to claims of damages by customers and employees, and impact our customers’ ability to maintain normal business operations and deliver critical services. Also see Legal and ethical compliance in Section 10.9 Litigation and legal matters and Security discussed below.

Risk mitigation: Certain new TELUS information technology systems undergo a security and privacy assessment early in their development life cycle, pursuant to which data that is to be used and/or collected is reviewed and classified, and design features such as audit, logging, encryption and access control restrictions are recommended, when applicable or possible. As part of TELUS’ systems and software development life cycle and quality assurance processes, privacy and security controls are also tested before new systems are fully deployed.

Our Internet data centres (IDCs) have security threat detection and mitigation capabilities, and certain data centres and networks undergo yearly external independent third-party audits. A core component of that audit and certification process is the assessment of TELUS’ logical, physical and policy-based security and privacy controls. Further, we have a vulnerability management program in place that monitors both our Internet-facing and internal network and systems in order to track and mitigate vulnerabilities that may be detected.

To ensure the security of our customers’ credit card transactions, we use security technologies such as encryption and segmentation, and we adhere to the principle of least privilege. We maintain these practices and review their effectiveness on a regular basis, giving consideration to industry standards and changes in the constantly evolving threat landscape.

Another component of our strategy is the stipulation that data generally resides in our facilities in Canada, with the deployment of infrastructure that supports partner connectivity to view our systems. We require partners and service providers to comply with privacy and security measures, including the reporting of any possible data-related threats.

Personnel in other countries are provided with remote views of authorized data only and, where applicable, without the data being stored on local systems. These personnel are also required to comply with physical and process restrictions and participate in training designed to help prevent and detect unauthorized access to, or use of, our data.

Our strategy also includes reactive planning and business continuity planning processes that would be invoked in the event of a breach.

There can be no assurance that our controls will prove effective in all instances.

Security

We have a number of assets that are subject to intentional threats. These include physical assets that are subject to security risks such as vandalism and/or theft, including (but not limited to) distributive copper cable, corporate stores, network and telephone switch centres, and elements of corporate infrastructure, as well as IT systems and networks that we operate. The latter are subject to cyberattacks, which are intentional attempts to disrupt our business or gain unauthorized access to our information systems and networks for unlawful, unethical or improper purposes. Attacks may use a variety of techniques that include targeting individuals, the use of sophisticated malicious software and hardware or a combination of both to evade the technical and administrative safeguards that are in place (including firewalls, intrusion prevention systems, active monitoring, etc.). The risk and consequences of cyberattacks against our assets could surpass physical security risks and consequences because of the rapidly evolving nature and sophistication of these threats.

A successful disruption of our systems, networks and infrastructure or those of our third parties, vendors and partners, may prevent us from providing reliable service, impact the operations of our network or allow for the unauthorized interception, destruction, use or dissemination of our information or our customers’ information. Such disruption or unauthorized access to information could cause us to lose customers or revenue, incur expenses, and experience reputational and goodwill damages. It could also subject us to litigation or governmental investigation and sanction. The costs of such events may include liability for information loss, as well as the costs of repairs to infrastructure and systems and any retention incentives offered to customers and business partners. Our insurance may not cover, or fully reimburse us for, these costs and losses.

Risk mitigation: We have implemented technical and administrative measures to mitigate the risk of threats, attacks and other disruptive events. Our security program addresses risk through a number of mechanisms, including implementing controls based on policies, standards and methodologies that are aligned with recognized industry frameworks and practices, monitoring of external activities by potential attackers, regular evaluation of our most important assets through our Crown Jewels program, the identification and regular re-evaluation of our known security risks, as well as regular review of our standards and policies to ensure they address current needs and threats, and business continuity and recovery planning processes that would be invoked in the event of a disruption.

We are building security into new initiatives through a standard secure-by-design process and methodology and constantly re-assessing our security posture through the full life cycle of our systems. Our technical capabilities help us identify security events, respond to possible threats and adjust our security posture appropriately. Additionally, our approach to cyber hygiene includes regular security vulnerability assessments and the prioritization and remediation of any identified issue through patching or other mechanisms. TELUS’ Security Office works with law enforcement and other agencies to address the ongoing threat of cyberattacks and disruptions. While TELUS has reasonable physical security and cybersecurity programs in place, there can be no assurance that specific security incidents will not materially affect our operations and financial results.

Business continuity

We are a key provider of essential telecommunications infrastructure in Canada, along with operations and infrastructure in North America, Asia, Europe and Central America. Our networks, information technology, physical assets, team members, business functions, supply chain and business results may be materially impacted by exogenous threats, including:

•                  Natural hazards, such as forest fires, severe weather, earthquakes and other natural disasters

•                  Disruptions of critical infrastructure, such as power and telecommunications

•                  Human-caused threats, such as cyberattacks, labour disputes, theft, vandalism, sabotage, and political and civil unrest

•                  Public health threats, such as pandemics.

Risk mitigation: We have an enterprise-wide business continuity program, which is aligned with our corporate philosophy that includes ensuring the safety of our team members, minimizing the impacts of threats to our facilities and business operations, maintaining service to our customers and keeping our communities connected. These priorities have been demonstrated in a number of disruptive events in 2017, such as the British Columbia wildfires and the severe spring flooding in Ontario and Quebec.

Mitigation initiatives to address severe weather threats have been an increasing focus and we have operationalized enhanced severe weather monitoring, notification of key stakeholders, incident management processes and climate incident playbooks that leverage the learnings from prior events.

Our business continuity program aligns with the latest standards and business practices, and encompasses mitigation, preparedness, response, recovery and ongoing program improvements. The program focuses on mitigating the impacts of a disruption to our facilities, workforce, technology and supply chain. Although we have business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not disrupt our operations or materially affect our financial results.

Ongoing risk-based optimization of our disaster recovery capabilities for our IT and telecommunications network assets is a key focus for preventing outages and reducing impacts to our operations and customers. We are focused on driving closer alignment of IT and network recovery capabilities with business requirements. However, while disaster recovery is a focus for TELUS, not all of our systems have recovery and continuity capabilities.

Real estate joint ventures (TELUS Garden and TELUS Sky)

Risks associated with our real estate joint ventures include possible construction-related cost overruns, financing risks, reputational risks and the uncertainty of future demand, especially during market downturns. There can be no assurance that the real estate joint ventures will be completed on budget or on time, or will obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss on our investment and loan amounts, and a potential inability to service debt payments should a project’s business plan not be successfully realized. Additionally, reputational risks arise from the possibility that we may be unable to meet our stated commitments and/or that the quality of the development may not be consistent with TELUS brand expectations.

Risk mitigation: We have established joint ventures with partners experienced in large commercial and residential real estate projects to develop TELUS Garden (Westbank) in Vancouver and TELUS Sky (Westbank and Allied REIT) in Calgary. The TELUS Garden residential condominium project was substantially pre-sold prior to the commencement of construction, and all of the residential condominium units were transferred to the purchasers by the end of 2017. At the same time, lease commitments for the TELUS Garden office project represented 99% of leasable space, while the retail space within the TELUS Garden residential project was 99% leased.

For projects in progress, budget-overrun risks have been mitigated with fixed-price supply contracts (97% of TELUS Sky has had tenders approved and contracts awarded), expert project management oversight and insurance for certain risks. Costs for TELUS Sky continue to be consistent with the approved budget plan and we are applying the knowledge and experience gained on the TELUS Garden project to streamline and improve the cost-effectiveness of TELUS Sky.

In response to the current economic conditions in Calgary, the TELUS Sky partnership has taken a number of steps to better position the development for success, including: moving to a single-phase occupancy to delay the start dates of any potential office leases from the first quarter of 2018 to the first quarter of 2019; revising revenue projections and adjusting tenant inducements to align with current market expectations; and evaluating various approaches to adjusting the mix between office and residential, as well as creating a wider range of residential offerings to address current market demand.

10.7 Financing, debt requirements and returning cash to shareholders

Our business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors, such as disruptions in capital markets, regulatory requirements for an increase in bank capitalization, a reduction in lending activity in general, or a reduction in the number of Canadian chartered banks as a result of reduced activity or consolidation, could reduce the availability of capital or increase the cost of such capital for investment grade corporate issuers, such as TELUS. External capital market conditions could potentially affect our ability to make strategic investments and meet ongoing capital funding requirements.

Risk mitigation: We may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of our bank credit facilities, use of securitized trade receivables, use of commercial paper and/or the issuance of debt or equity securities. We have a shelf prospectus in effect until April 2018, under which we can offer up to $1.2 billion of debt or equity securities as of the date of this MD&A. We believe that our investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

To enable us to meet our financial objective of generally maintaining $1 billion of available liquidity, we have a $2.25 billion credit facility that expires on May 31, 2021 ($1.1 billion available at December 31, 2017), as well as availability under other bank credit facilities (see Section 7.6 Credit facilities). In addition, TELUS Communications Inc. (TCI) has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million, of which $400 million was available at December 31, 2017 (see Section 7.7 Sale of trade receivables).

Ability to refinance maturing debt

At December 31, 2017, our long-term debt was approximately $13.8 billion, with maturities in certain years from 2018 to 2048 (see the Long-term debt principal maturities chart in Section 4.3). We operate a commercial paper program (maximum of $1.4 billion) that currently permits access to low-cost funding. At December 31, 2017, we had $1,140 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$908 million). When we issue commercial paper, it must be refinanced on an ongoing basis in order to realize the cost savings relative to borrowing on the $2.25 billion credit facility. Capital market conditions may prohibit the roll-over of commercial paper at low rates.

Risk mitigation: We successfully completed a number of debt transactions in 2016 and 2017 (see Section 7.4). As a result, the average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 10.7 years at December 31, 2017 (as compared to 10.4 years at December 31, 2016). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper and long-term debt denominated in U.S. dollars (excluding the TELUS International credit facility). Our commercial paper program is fully backstopped by our $2.25 billion credit facility.

A reduction in TELUS credit ratings could affect our cost of capital and access to capital

Our cost of capital could increase and our access to capital could be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that we will maintain or improve current credit ratings.

Risk mitigation: We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. We have financial policies in place that are reviewed annually and are intended to help maintain our existing investment grade credit ratings in the range of BBB+ or the equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target. A reduction in our ratings, from the current BBB+ or equivalent, could result in a modest increase in our funding cost but would not be expected to impact our ability to access the public debt markets. Access to our $2.25 billion credit facility would be maintained, even if our ratings were reduced to below BBB+.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or return capital to shareholders

While future free cash flow and sources of capital are expected to be sufficient to meet current requirements, our intention to return capital to shareholders could constrain our ability to invest in our operations for future growth. Funding of future spectrum licence purchases, funding of defined benefit pension plans and any increases in corporate income tax rates will reduce the after-tax cash flow otherwise available to return as capital to our shareholders. Should actual results differ from our expectations, there can be no assurance that we will not change our financing plans, including our intention to pay dividends according to our payout policy guideline and to maintain our multi-year dividend growth program. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of our Common Shares. For further detail on our multi-year dividend growth program and 2018 NCIB program, see Section 4.3 Liquidity and capital resources.

Risk mitigation: Our Board of Directors reviews and approves the dividend each quarter, based on a number of factors, including our financial position and outlook.

Financial instruments

Our financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Section 7.9 Financial instruments, commitments and contingent liabilities.

10.8 Taxation matters

We are subject to the risk that income and commodity tax amounts, including tax expense, may be materially different than anticipated, and a general tendency by tax collection authorities to adopt more interpretations and aggressive auditing practices could adversely affect our financial condition and operating results

We collect and pay significant amounts of commodity taxes, such as goods and services taxes, harmonized sales taxes, provincial sales taxes, sales and use taxes and value-added taxes, to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretation of new rules as they apply to specific transactions, products and services.

We have significant current and deferred income tax assets and liabilities, income tax expenses and cash tax payments. Income tax amounts are based on our estimates, using accounting principles that recognize the benefit of income tax positions only when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of Net income or cash flows. We expect the income taxes computed at applicable statutory rates to range between 26.7% and 27.3% in 2018. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization of deferred income tax accounts is uncertain, as it is dependent on our future earnings and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates that were in effect at the time, which can be changed by tax authorities. As well, the amounts of cash tax payments and current and deferred income tax liabilities are also based upon our anticipated mix of revenues among the jurisdictions in which we operate, which is also subject to change.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax liabilities, taxes on certain items included within capital and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected.

TELUS International operates in certain foreign jurisdictions, including Barbados, Bulgaria, El Salvador, Guatemala, India, Ireland, Philippines, Romania, the United Kingdom and the United States, which increases our exposure to multiple forms of taxation.

Generally, each jurisdiction has taxation peculiarities in the forms of taxation imposed (e.g. value-added tax, gross receipts tax, stamp and transfer tax, and income tax), legislation and tax treaties, where applicable, as well as currency and language differences. In addition, the telecommunications industry faces unique issues that lead to uncertainty in the application of tax laws and the division of tax between domestic and foreign jurisdictions. Furthermore, there has been a more intense political, media and tax authority focus on taxation, with an intent to enhance tax transparency and to address perceived tax abuses. Accordingly, our activities may increase our exposure to tax risks, from both a financial and a reputational perspective.

Risk mitigation: We follow a comprehensive tax conduct and risk management policy that was adopted by our Board. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities and personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external tax authorities and external advisors. This policy recognizes the requirement to comply with all relevant tax laws. The components necessary for the effective control and mitigation of tax risk are outlined in the policy, as is the delegation of authority to management on tax matters in accordance with Board and Audit Committee communication guidelines.

In giving effect to this policy, we maintain an internal Taxation department composed of professionals who stay current on domestic and foreign tax obligations, supplemented where appropriate with external advisors. This team reviews systems and process changes for compliance with applicable domestic and international taxation laws and regulations. Its members are also responsible for the specialized accounting required for income taxes.

Material transactions are reviewed by our Taxation department so that transactions of an unusual or non-recurring nature are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to, and reassessed by, our Taxation department as a check to initial exposure assessments. As a matter of regular practice, large transactions are reviewed by external tax advisors, while other third-party advisors may also be engaged to express their views as to the potential for tax liability. We continue to review and monitor our activities so we can take action to comply with any related regulatory, legal and tax obligations. In some cases, we also engage external advisors to review TELUS’ systems and processes for tax-related compliance. The advice provided and tax returns prepared by such advisors and counsel are reviewed for reasonableness by our internal taxation team.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given TELUS’ size, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against us. It is not currently possible for us to predict the outcome of such matters due to various factors, including: the preliminary nature of some claims; unproven damage theories and demands; incomplete factual records; the uncertain nature of legal theories and procedures and their resolution by the courts, at both the trial and the appellate levels; and the unpredictable nature of opposing parties and their demands. There can be no assurance that financial or operating results will not be negatively impacted by any of these factors.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessments and the information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, excepting the items disclosed herein and in Note 29(a) of the Consolidated financial statements.

Risk mitigation: We believe that we have in place reasonable policies and processes designed to enable compliance with legal and contractual obligations and reduce our exposure to, and the effect on us of, legal claims. We also maintain a team of legal professionals who advise on and manage risks related to claims and possible claims. See other risk mitigation steps discussed below.

Class actions

We are defendant in a number of certified and uncertified class actions. Over the past decade or more, we have observed a willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. The number of class actions filed against us has varied from year to year, with claimants continually looking to expand the matters in respect of which they file class actions. The adoption by governments of increasingly stringent consumer protection legislation may increase the number of class actions by creating new causes of action, or may decrease the number of class actions by improving clarity in the area of consumer marketing and contracting. A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect a defendant’s financial or operating results. Certified and uncertified class actions against us are detailed in Note 29(a) of the Consolidated financial statements.

Assessment of class actions

We believe that we have good defences to each of these certified and uncertified class actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of the exposure cannot be made for the majority of these class actions, considering continued uncertainty relating to the causes of action that may ultimately be pursued by the plaintiffs and certified by the courts and the nature of the damages that may be sought by the plaintiffs.

Risk mitigation: We are vigorously defending each of the class actions brought against TELUS or pursuing settlements that we deem to be beneficial for us. This includes opposing certification of uncertified class actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that, if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. We regularly assess our business practices and actively monitor class action developments in Canada and the United States in order to identify and minimize the risk of further class actions against us.

Civil liability in the secondary market

Like other Canadian public companies, we are subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Such legislation has been adopted in most provinces and territories.

Risk mitigation: We continually monitor legal developments and annually re-evaluate our disclosure practices and procedures. In addition, we periodically consult external advisors to review our disclosure practices and procedures and the extent to which they are documented. We have a corporate disclosure policy that restricts the role of Company spokespersons to specifically designated members of senior management, provides a protocol for communicating with investment analysts and investors, as well as oral presentations, and outlines the communication approach to issues, and our Disclosure Committee reviews key disclosure documents.

Legal and ethical compliance

We rely on our employees, officers, Board of Directors, key suppliers and other business partners to demonstrate behaviour consistent with applicable legal and ethical standards in all jurisdictions within which we operate, including, but not limited to, anti-bribery laws and regulations. Situations might occur where individuals intentionally or inadvertently do not adhere to our policies, applicable laws and regulations or contractual obligations. For instance, there could be cases in which the personal information of a TELUS customer or employee is collected, retained, used or disclosed in a manner that is not fully compliant with legislation, contractual obligations or TELUS policies. In the case of TELUS Health, personal information includes sensitive health information about individuals who are our customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to, or where parties may have a different interpretation of the requirements of particular legislative provisions. With TELUS Health beginning to offer new services (such as virtual care and electronic prescription), including directly to consumers and in some cases using third-party partnerships, new risks arise across parameters such as dependence on third-party suppliers for legal compliance / compliance with medical professional standards, as well as the increased possibility of political intervention. These various situations may expose us to litigation and the possibility of damages, sanctions and fines, or of being disqualified from bidding on contracts, and may negatively affect our financial or operating results, reputation and brand.

We continue to expand our activities into the United States and other countries. When operating in foreign jurisdictions, we are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the regulatory, legal and tax exposures that we face.

Risk mitigation: Although we cannot predict outcomes with certainty, we believe that we have reasonable policies, controls and processes in place, and levels of awareness sufficient for proper compliance, and that these are having a positive effect on reducing risks. We have a comprehensive code of ethics and conduct for our employees, including officers, and Board of Directors, and mandatory annual integrity training for employees, officers and identified contractors, as well as a toll-free EthicsLine for anonymous reporting by anyone who may have concerns or complaints to bring forward. In early 2012, we implemented our supplier code of conduct. In 2013, a specific anti-bribery and corruption policy was approved by the Board of Directors and communicated to team members. We conduct targeted mandatory training on anti-bribery and corruption, as well as on our business sales code of conduct, and we have mandatory annual training on privacy for all of our team members. We have a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that the business has appropriate processes and controls in place to facilitate legal compliance and to report on compliance to the Audit Committee. For example, as a proactive measure on privacy compliance, we require a privacy impact assessment to be carried out in the development stage for projects involving the use of customer or team member personal information.

We have an established review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside of Canada. On an ongoing basis, we review our international structure, systems and processes to ensure that we mitigate regulatory, legal and tax risks, as our business activities expand outside Canada. We also engage with external counsel and advisors qualified in the relevant foreign jurisdictions to provide regulatory, legal and tax advice, as appropriate.

Defects in software and failures in data or transaction processing

We provide certain applications and managed services to our customers that involve the management, processing and/or storing of data, including sensitive personal medical records, and the transfer of funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including privacy and medical claims). For instance, a defect in a TELUS Health application could lead to personal injury or unauthorized access to personal information, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: We believe that we have in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability in most cases), as well as insurance coverage, to reduce our exposure to these types of legal claims. However, there can be no assurance that our processes will be followed by all team members at all times and that we have indemnities and limitations of liability covering all cases.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims, and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may also encourage intellectual property rights holders to pursue infringement claims more aggressively.

Given the vast array of technologies and systems that we use to deliver products and services, and the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, we receive communications from time to time, ranging from solicitations to demands and legal actions from third parties claiming ownership rights over intellectual property used by us and asking for settlement payments or licensing fees for the continued use of such intellectual property.

There can be no assurance that we will not be faced with other significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or are advanced for the primary purpose of extracting a settlement. We may incur significant costs in defending TELUS against infringement claims, we may suffer significant damages and we could lose the right to use technologies that are essential to our operations should any infringement claim prove successful. As a developer of technology, TELUS Health depends on its ability to protect the proprietary aspects of its technology. The failure to do so adequately could materially affect our business. However, policing unauthorized use of our intellectual property may be difficult and costly.

Assessment of intellectual property claims

We believe that we have good defences to each of the intellectual property claims against us. Should the ultimate resolution of these claims differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of the exposure cannot be made for the majority of these claims considering continued uncertainty relating to the validity of the intellectual property at issue, whether or not technology used by us infringes upon that intellectual property, and the nature of the damages that will be sought by the plaintiffs.

Risk mitigation: We incorporate many technologies into our products and services. However, we are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is our practice to seek and obtain contractual protections consistent with standard industry practices to help mitigate the risks of intellectual property infringements. Whenever creating or inventing technology (in the case of TELUS Health), it is the practice of TELUS Health to protect its intellectual property rights through litigation and other means.

10.10 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from team member illness or injury can negatively affect organizational productivity and employee benefit costs.

Risk mitigation: To support team members’ overall well-being and to achieve a positive effect on absenteeism in the workplace, we support a holistic and proactive approach to team members’ health that involves early intervention, health risk prevention, employee and family assistance, assessment and support services, and disability management.

Our health and wellness strategy encourages our team members to develop optimal personal health through five dimensions of well-being, including physical, psychological, financial, social and environmental. To promote safe work practices, we offer training and orientation programs for team members, contractors and suppliers who access our facilities. There can be no assurance that these health, wellness and safety programs and practices will be effective in all situations.

Concerns related to radio frequency emissions from mobile phones and wireless towers

TELUS understands there are public concerns over potential impacts associated with low levels of non-ionizing radio frequency (RF) emissions from mobile phones and cell towers.

To address these concerns, TELUS looks to recognized experts with peer-reviewed findings, as well as government agencies, to provide guidance on potential risks. While a small number of epidemiological studies have revealed that exposure to RF fields might be linked to certain cancers, other studies have not supported this association. Furthermore, animal laboratory studies have found no evidence that RF fields are carcinogenic for laboratory rodents or cause damage to DNA.

The International Agency for Research on Cancer (IARC) and Health Canada have advised mobile phone users that they can take practical measures to reduce their exposure to RF emissions, such as limiting the length of cellphone calls, using hands-free devices and replacing cellphone calls with text messages. In addition, Health Canada encourages parents to take these same measures to reduce their children’s RF emission exposure, since children are typically more sensitive to a variety of environmental agents. We also offer information and advice with respect to radio frequency emissions on our website at telus.com/support.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on our business and prospects. For example, public concerns or government action could reduce subscriber growth and usage, and costs could increase as a result of the need to modify handsets, relocate wireless towers and address any incremental legal requirements and product liability lawsuits that might arise or have arisen. See Class actions in Section 10.9 Litigation and legal matters.

Risk mitigation: Canada’s federal government is responsible for establishing safe limits for signal levels of radio devices. We are confident that the handsets and devices we sell, and our wireless towers and other associated devices, comply, in all material respects, with all applicable Canadian and U.S. government safety standards. We continue to monitor new published studies, government regulations and public concerns about the health impacts of RF exposure.

Concerns related to the environment

A detailed report of our environmental risk mitigation activities can be found in our annual sustainability report at telus.com/sustainability. Environmental issues affecting our business include:

Climate change

Failure of climate change mitigation and adaptation efforts is identified as one of the largest global risks in terms of impact, according to a World Economic Forum 2017 report. This could affect our business operations through potential disruption of our operations, damage to our infrastructure and the effects on the communities we serve caused by events such as those described in Section 10.6 Operational performance.

Waste and waste recycling; water consumption

Several areas of our operations raise environmental considerations, such as the handling and disposal of waste, electronic waste or other residual materials, appropriate management of our water use and the appropriate handling of materials and electronic equipment we use or sell. Aspects of our operations are subject to evolving and increasingly stringent federal, provincial and local environmental, health and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances, including wastes. Evolving public expectations and increasingly stringent laws and regulations could result in increased costs of compliance, while failure to recognize and adequately respond to the same could result in fines, regulatory scrutiny, or damage to our reputation and brand.

Fuel systems

We own or lease a large number of properties. We have fuel systems for backup power generation at some of these properties that enable us to provide reliable service, but they also pose an environmental risk. Because diesel spills or releases from these systems are infrequent, a significant portion of this risk is associated with sites contaminated by our earlier practices or by previous owners.

Failure to recognize and adequately respond to changing government and public expectations regarding environmental matters could result in fines, regulatory scrutiny or damage to our brand.

Risk mitigation: Our climate change strategy includes a mitigation component focusing on absolute energy use and carbon dioxide emission (CO2e) equivalent reduction; an adaptation component focusing on business continuity planning and readiness for the potential effects of a changing climate on our operations (see Section 10.6 Operational performance); and an innovation component to help customers realize their climate change targets through product and service solutions. Our target is a 25% reduction in CO2e from 2010 levels by 2020 and a 10% reduction in energy use over the same period. We are working to achieve these targets through a comprehensive energy management program focused on real estate transformation and consolidation (including leadership in energy and environmental design (LEED) standards certification), as well as network efficiency and technology upgrades. Greater use of video-conferencing and teleconferencing solutions in lieu of travel, decreasing the size and improving the efficiency of our fleet, and educating our team members are also helping us to reach our targets. We have also invested in renewable energy solutions and green building technology.

We have an e-waste management program that specifies approved recycling channels for both our external and internal electronic products. We regularly examine our waste streams to identify new ways of reducing our impact on the environment through the diversion of waste from landfills, and we have corporate waste diversion targets focused on reducing our landfilled waste by the end of 2020. Our waste and recycling strategy is focused on education and awareness programs, as well as the expansion of recycling infrastructure in our administrative buildings.

Fuel systems risk is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. All of our remote sites, which rely on diesel generators for 24/7 power, have been fully upgraded with industry-leading spill containment. We are also leveraging our wireless network and using IoT technology to monitor these sites remotely. We have an ongoing program to assess and remediate contamination issues relating to historical activities and we disclose and report on these issues to regulatory bodies, as appropriate.

10.11 Economic growth and fluctuations

Slow or uneven economic growth and fluctuating oil prices may adversely affect us

We estimate economic growth in Canada will be approximately 2.2% in 2018 (see Economic growth in Section 1.2), but this growth may be influenced by developments outside of Canada. In addition, macroeconomic risks in Canada continue to include concerns about fluctuating oil prices and high levels of consumer and mortgage debt, which may cause consumers to reduce discretionary spending, even in a growing economy.

Economic uncertainty may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives from TELUS or from competitors. Weakness in the extractive energy sector beginning in 2015 has had a significant impact on Western Canada, including lower levels of investment and employment. This was partially mitigated by declining costs in non-extractive industries, such as manufacturing, which may experience growth if the U.S. dollar strengthens. The prolonged economic downturn in Western Canada improved significantly through 2017, with economic growth projected to be 3.9% in Alberta and 3.4% in British Columbia for 2017, as compared to 3.1% for Canada. Additionally, forecasts point to moderating but still positive growth in Western Canada in 2018. However, fluctuating oil prices, along with housing market and consumer debt risks in the Canadian economy, could adversely impact our customer growth, revenue, profitability and free cash flow, and could potentially require us to record impairments to the carrying value of our assets, including, but not limited to, our intangible assets with indefinite lives (spectrum licences and goodwill). Impairments to the carrying value of our assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

A further risk to the Canadian economy is the ongoing negotiation with the United States and Mexico around the North American Free Trade Agreement (NAFTA). While NAFTA negotiations occurred throughout most of 2017, recent reports suggest that there may be a stalemate over key issues, leaving the entire agreement at risk. If the NAFTA Agreement were to be terminated, this would result in significant trade-related risk in the Canadian economy.

In 2017, the Canadian dollar exchange rate with the U.S. dollar was volatile. Fluctuating oil prices, as well as the U.S. presidential administration’s activities and certain U.S. monetary policy changes, may put further downward pressure on the Canadian dollar relative to the U.S. dollar in 2018. This will be particularly pronounced if the Federal Reserve hikes overnight rates at a faster pace than the Bank of Canada, as a growing interest rate differential would lift the U.S. dollar. Certain of our revenues, capital asset acquisitions and operating costs are denominated in U.S. dollars. Therefore, a continuing weakness in the Canadian dollar to U.S. dollar exchange rate may negatively impact our financial and operating results. Additionally, certain capital asset acquisitions and inventory purchases from outside Canada, although priced in Canadian dollars, may be negatively impacted by a continuing weakness in the Canadian dollar to U.S. dollar exchange rate.

Risk mitigation: While economic risks cannot be completely mitigated, our top priority of putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people, support our efforts to acquire and retain customers. We will also support customers negatively affected by fluctuating oil prices with cost-effective solutions that help them realize efficiencies in their operations, and we will continue to pursue cost reduction and efficiency initiatives in our own business (see discussions in Section 2.2 Strategic imperatives and Section 3 Corporate priorities). See Section 4.3 Liquidity and capital resources for our capital structure financial policies and plans. Our foreign currency exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on U.S. dollar-denominated transactions, commitments, commercial paper and U.S. Dollar Notes, but does not eliminate this risk entirely.

Pension funding

Economic and capital market fluctuations could adversely affect the investment performance, funding and expense associated with the defined benefit pension plans that we sponsor. Our pension funding obligations are based on certain actuarial assumptions relating to expected plan asset returns, salary escalation, retirement ages, life expectancy, the performance of the financial markets and future interest rates.

The employee defined benefit pension plans, in aggregate, were in a $334 million deficit position at December 31, 2017 (as compared to a $79 million deficit position at the end of 2016). Our solvency position, as determined under the Pension Benefits Standards Act, 1985, was estimated to be a surplus of $255 million (as compared to a $253 million surplus position at the end of 2016). There can be no assurance that our pension expense and funding of our defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may arise if total pension liabilities exceed the total value of the respective plan assets in trust funds. Unfunded differences may arise from lower than expected investment returns, changes to mortality and other assumptions, reductions in the discount rate used to value pension liabilities, changes to statutory funding requirements and actuarial losses. While employee defined benefit pension plan re-measurements will cause fluctuations in other comprehensive income, these re-measurements will never be subsequently reclassified to income.

Risk mitigation: We seek to mitigate this risk through the application of policies and procedures designed to control investment risk and through ongoing monitoring of our funding position. Our best estimate of cash contributions to our defined benefit pension plans is $50 million in 2018 ($66 million in 2017).

11.       Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Analysis of Net income and Analysis of basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

Years ended December 31 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.97	1.84
Denominator — Net income per Common Share	2.46	2.06
Ratio (%)	80	89

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, provisions related to business combinations, immediately vesting transformative compensation (transformative compensation) expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2017	2016
Numerator — sum of the last four quarterly dividends declared per Common Share	1.97	1.84
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,460	1,223
Deduct net gains and equity income from real estate joint venture developments, after income taxes	(1)	(16)
Deduct gain on the exchange of wireless spectrum licences, after income taxes	—	(13)
Provisions related to business combinations, after income taxes	(22)	15
Add back transformative compensation expense, after income taxes	—	224
Add back net unfavourable (deduct net favourable) income tax-related adjustments	21	(17)
	1,458	1,416
Denominator — Adjusted net earnings per Common Share	2.46	2.39
Adjusted ratio (%)	80	77

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2017	2016
Net income attributable to Common Shares	1,460	1,223
Income taxes (attributable to Common Shares)	546	423
Borrowing costs (attributable to Common Shares)[1]	562	540
Numerator	2,568	2,186
Denominator — Borrowing costs	562	540
Ratio (times)	4.6	4.0

(1)         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We may also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

Years ended December 31 ($ millions)	2017	2016
Net income	1,479	1,236
Financing costs	573	520
Income taxes	553	426
Depreciation	1,617	1,564
Amortization of intangible assets	552	483
EBITDA	4,774	4,229
Add back restructuring and other costs included in EBITDA[1]	139	479
EBITDA — excluding restructuring and other costs	4,913	4,708
Deduct gain on the exchange of wireless spectrum licences	—	(15)
Deduct net gains and equity income from real estate joint venture developments	(1)	(26)
Deduct MTS net recovery	(21)	—
Adjusted EBITDA	4,891	4,667

(1)         Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA —excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Years ended December 31 ($ millions)	2017	2016
EBITDA	4,774	4,229
Deduct gain on the exchange of wireless spectrum licences	—	(15)
Deduct net gains and equity income from real estate joint venture developments	(1)	(26)
Deduct non-cash gains from the sale of property, plant and equipment	(7)	(17)
Restructuring and other costs, net of disbursements	(21)	24
Items from the Consolidated statements of cash flows:
Share-based compensation	17	(2)
Net employee defined benefit plans expense	82	93
Employer contributions to employee defined benefit plans	(67)	(71)
Interest paid	(539)	(510)
Interest received	7	4
Capital expenditures (excluding spectrum licences)	(3,094)	(2,968)
Other	6	—
Free cash flow before income taxes	1,157	741
Income taxes paid, net of refunds	(191)	(600)
Free cash flow	966	141

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Years ended December 31 ($ millions)	2017	2016
Free cash flow	966	141
Add (deduct):
Capital expenditures (excluding spectrum licences)	3,094	2,968
Adjustments to reconcile to Cash provided by operating activities	(113)	110
Cash provided by operating activities	3,947	3,219

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Calculation of Net debt

As at December 31 ($ millions)	2017	2016
Long-term debt including current maturities	13,660	12,931
Debt issuance costs netted against long-term debt	73	67
Derivative liabilities, net	93	20
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	5	(34)
Cash and temporary investments	(509)	(432)
Short-term borrowings	100	100
Net debt	13,422	12,652

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2017 and 2016. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $567 million in 2017 and $566 million in 2016.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models. In addition, we include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

In the fourth quarter of 2016, we made transformative compensation lump-sum payments to substantially all of our existing unionized and non-unionized Canadian-situated workforces that were recorded in other costs.

Components of restructuring and other costs

Years ended December 31 ($ millions)	2017	2016
Goods and services purchased	103	62
Employee benefits expense[1]	36	417
Restructuring and other costs included in EBITDA	139	479

(1)         Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS, Koodo or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active mobile recurring revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs, as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.